                                               Filed Pursuant to Rule 424(b)(4)
                                                     Registration No. 333-93357

PROSPECTUS

                               10,000,000 Shares

                    [FIRSTWORLD COMMUNICATIONS, INC. LOGO]

                        FirstWorld Communications, Inc.
                             Series B Common Stock
-------------------------------------------------------------------------------

   This is our initial public offering of shares of common stock. No public market currently exists for our shares. Of the 10,000,000 shares being offered, we are offering 8,500,000 shares in the United States and Canada and 1,500,000 shares outside the United States and Canada. Our
      Series B common stock has been approved for quotation on the Nasdaq
                   National Market under the symbol "FWIS".


     Investing in the shares involves risks. Risk Factors begin on page 8.

                                                         Per Share    Total
                                                         --------- ------------
Public Offering Price................................... $   17.00 $170,000,000
Underwriting Discount................................... $    1.19 $ 11,900,000
Proceeds to FirstWorld Communications................... $   15.81 $158,100,000

We have granted the underwriters the right to purchase up to 1,500,000 additional shares within 30 days to cover any over-allotments.

In addition to the shares offered by this prospectus, Texas Pacific Group has agreed to purchase $50,000,000 of our Series B common stock, SAIC Venture Capital Corporation has agreed to purchase $19,500,000 of our Series B common stock, Microsoft Corporation has agreed to purchase $12,000,000 of our Series B common stock, and Lucent Technologies Inc. has agreed to purchase $10,000,000 of our Series B common stock, in each case at the public offering price net of the underwriting discount, in concurrent private placements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers expects to deliver the shares on or about March 13, 2000.
-------------------------------------------------------------------------------
Lehman Brothers
           Bear, Stearns & Co. Inc.
                       Deutsche Banc Alex. Brown
                                PaineWebber Incorporated
                                                       Fidelity Capital Markets
                                                a division of National Financial
                                                            Services Corporation

March 7, 2000

                               [FirstWorld Logo]

                             As e-real as it gets.

   [Graphical depiction of FirstWorld's backbone network, overlayed on a map of the United States. The map identifies the metropolitan areas in which FirstWorld currently has a sales presence, including:

 .Denver;

 .Salt Lake City;

 .San Francisco;

 .Los Angeles;

 .Houston;

 .Portland;

 .Chicago;

 .Dallas; and

 .San Diego

   Finally, the map identifies Seattle as a metropolitan area in which FirstWorld expects to have a sales presence by the end of 2000.

   The map also identifies Denver as FirstWorld's headquarters. In addition, the map depicts cities in which we intend to use Enron's long-haul network to serve our customers.]

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    1
Summary Consolidated Financial Data
 and Summary Unaudited Pro Forma
 Condensed Combined Financial Data..    6
Risk Factors........................    8
Special Note Regarding Forward-
 Looking Statements; Market Data....   19
Use of Proceeds.....................   20
Dividend Policy.....................   20
Capitalization......................   21
Dilution............................   23
Selected Consolidated Financial
 Data...............................   25
Unaudited Pro Forma Condensed
 Combined Financial Data............   27
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   29

                                                                         Page
                                                                         ----
Business...............................................................   42
Management.............................................................   63
Principal Stockholders.................................................   75
Certain Transactions...................................................   77
Description of Capital Stock...........................................   81
Shares Eligible for Future Sale........................................   86
Certain United States Federal Tax Consequences for Non-U.S. Investors..   88
Underwriting...........................................................   91
Legal Matters..........................................................   96
Experts................................................................   96
Where You Can Find Additional Information..............................   96
Table of Contents to Consolidated Financial Statements.................  F-1

                               ----------------
   We were originally incorporated in the State of California in July 1992 under the name of Sigma Link. We changed our name to Lambda Link International in May 1993, to SpectraNet International in September 1993, and to FirstWorld Communications, Inc. in January 1998. We were reincorporated in the State of Delaware in June 1998. In October 1998, we changed our fiscal year end from September 30 to December 31.

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of Series B common stock and seeking offers to buy shares of Series B common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Series B common stock.

   In this prospectus, FirstWorld, we, us and our refer to FirstWorld Communications, Inc. and its subsidiaries, unless the context otherwise requires. The term Enron refers to Enron Corp. and its direct and indirect subsidiaries collectively. The term Texas Pacific Group refers to Texas Pacific Group and its affiliates and co-investors, including Colony Investors IV, L.P. In addition, unless otherwise indicated, all information contained in this prospectus:

  . assumes the underwriters' over-allotment option is not exercised;

  . assumes no exercise of outstanding options and warrants to purchase shares of our Series B common stock after March 3, 2000;

  . does not give effect to the additional shares issuable under the Sturm equity investment agreement or issuable in the concurrent private placements; and

  . assumes the conversion of outstanding stock appreciation rights into options simultaneously with the closing of this offering.

   Our logo and some titles and logos of our products and services mentioned in this prospectus are either trademarks or servicemarks that we own or that have been licensed to us. Each trademark, tradename or servicemark of any other company appearing in this prospectus belongs to its holder.

   Until April 1, 2000 (25 days after the date of this prospectus), all dealers effecting transactions in the common stock, whether or not participating in this distribution, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   This summary highlights selected information from this prospectus and may not contain all of the information that you should consider before deciding to purchase our Series B common stock. For a more complete understanding of FirstWorld and the shares of Series B common stock offered by this prospectus, you should read the entire prospectus, including the risk factors and our consolidated financial statements and accompanying notes.

The Company

   We are a rapidly growing network-based provider of Internet, data and communications services. Our service offerings include high-speed Internet access, such as dedicated access and digital subscriber line, or DSL; dial-up Internet access; web hosting and design; data center services, including co-location, access, application hosting, and monitoring services; e-commerce solutions; and web integration and consulting services. To complement our data services, we also provide telephony services in selected markets. Our strategy is to offer our customers a single source solution to meet a broad range of their increasingly complex Internet, data and communications needs. We primarily market our services, using a consultative sales approach, to small- and medium-sized businesses, and also selectively to larger businesses, wholesale customers and consumers.

   We currently offer our services in the San Francisco, Los Angeles, San Diego, Portland, Denver, Houston, Salt Lake City, Dallas and Chicago metropolitan markets and are expanding our service offering in each of these markets. We also plan to enter the Seattle market in 2000. We currently operate data centers in Glendale, San Diego, Santa Clara, Irvine and Denver, and plan to open six additional centers in 2000, which will bring our total data center space to over 290,000 square feet. We reported 1999 revenue of $54.5 million and ended the year with approximately 2,300 DSL lines, 1,300 dedicated access lines, 55,100 dial-up Internet accounts, 10,600 web hosting accounts, 325 web integration customers and 1,200 telephony accounts.

   We deliver our services over a communications network that utilizes advanced packet-switching technology and the communications protocol known as Internet Protocol, or IP, that enables us to provide cost-effective services to our customers. Our network combines equipment housed in our own facilities and equipment interconnected to the incumbent local exchange carrier's central office with redundant, high-speed connectivity to the Internet. We seek to establish these interconnections in areas with a high density of small- and medium-sized businesses. In addition, we have rights to use certain routes in a nationwide, long-haul, fiber-optic network currently under construction by Enron.

   In October 1998, Sheldon S. Ohringer joined FirstWorld as President and Chief Executive Officer and the leader of a new management team. Mr. Ohringer was formerly the President of ICG Telecom Group, Inc., the principal operating subsidiary of ICG Communications, Inc. Since that time we have expanded our management team significantly, adding a number of experienced data and communications executives. Our equity sponsors include Texas Pacfic Group and entities controlled by Donald L. Sturm. Texas Pacific Group, founded in 1993, is a private investment partnership with offices in Ft. Worth, San Francisco, Washington, D.C. and London. Mr. Sturm is a private equity investor and the former Vice Chairman of Peter Kiewit Sons' Inc. Mr. Sturm, who participated in the decision by Peter Kiewit Sons' to invest in MFS Communications and who owns a significant interest in Level 3 Communications, controls entities which have invested approximately $55.0 million in FirstWorld. On December 2, 1999, we entered into an equity investment agreement with an entity controlled by Mr. Sturm under which we can require this entity to purchase up to 6,666,667 shares of Series B common stock. On February 10, 2000 this entity purchased 3,333,333 of our Series B common stock pursuant to the automatic trigger provisions of this agreement for an aggregate purchase price of $25.0 million. On March 3, 2000 Texas Pacific Group purchased from Enron for $129.1 million 8,236,083 shares of our common stock and warrants to purchase 5,236,083 shares of Series B common stock. Concurrently with this offering, we are selling an aggregate amount of $91.5 million of our Series B common stock to Texas Pacific Group, SAIC Venture Capital Corporation, Microsoft Corporation and Lucent Technologies Inc., as more fully discussed below.

The FirstWorld Opportunity

   Data communications is the fastest growing segment of the communications industry. Forrester Research, Inc. projects that the total market for Internet access and hosting will grow from $3.7 billion in 1998 to approximately $56.6 billion by 2003. The Internet's rapid growth as an essential communications medium has created a substantial market opportunity for companies such as ours that provide Internet, data and communications services. We believe this market opportunity is due to the convergence of a number of factors, including the following:

  . Growing Demand for Single Source Internet and Data Solutions. Most companies, particularly small- and medium-sized businesses, lack the expertise, capital or personnel required to install, maintain and monitor their own web infrastructure. These companies are increasingly demanding a single source solution for their Internet, data and communications requirements and are finding it more cost-effective to outsource these services.

  . Growth of Small- and Medium-Sized Business Internet Market. Data communications, particularly through the Internet, have made it possible for smaller companies to compete more effectively with larger competitors. Demand for data communications services from small- and medium-sized businesses is growing, however, these businesses have traditionally been underserved by the larger communications providers.

  . Increasing Demand for High-Speed Internet Access. The growth in bandwidth-intensive applications, and the increasing number of remote office workers is increasing the demand for high-speed Internet connections.

  . Emergence of Third Party Co-location Services. Internet infrastructure and applications platforms are complex and sensitive to environmental factors, leading many businesses to rely on third parties to house, monitor and maintain the equipment that supports their web sites, e-commerce platforms and other business-critical applications. Third party co-location services also allow them the flexibility to rapidly add additional servers as their businesses grow.

Our Strategy

   We intend to capitalize on the market opportunity outlined above and the key elements of our strategy include:

  . Providing single source Internet and data services to meet our customers' needs;

  . Focusing on small- and medium-sized business customers;

  . Employing a consultative sales approach and superior customer care;

  . Deploying flexible, cost-effective networks and expanding our market footprint; and

  . Pursuing a focused acquisition strategy to increase the breadth of our product offerings, accelerate our penetration into new markets and grow our customer base.

Recent Agreements Relating to Investments in our Common Stock.

   We have recently entered into agreements to sell to the following investors, in private placements concurrent with this offering, an aggregate of $91.5 million of our Series B common stock at a price per share of $15.81, which is equal to the public offering price net of the underwriting discount in this offering.

                                                                      Amount
     Investor                                                        Invested
     --------                                                      -------------
                                                                   (in millions)
     Texas Pacific Group..........................................     $50.0
     SAIC Venture Capital Corporation.............................      19.5
     Microsoft Corporation........................................      12.0
     Lucent Technologies Inc......................................      10.0
                                                                       -----
                                                                       $91.5
                                                                       =====

   Microsoft's investment includes an additional warrant to purchase shares of our common stock. In a separate transaction, Texas Pacific Group recently purchased from Enron 8,236,083 shares of our common stock, together with warrants to purchase an additional 5,236,083 shares of our Series B common stock, for an aggregate purchase price of $129.1 million, resulting in an aggregate proposed investment by Texas Pacific Group in our company of $179.1 million, $50.0 million of which will be proceeds to FirstWorld. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Recent Developments."

   Our principal executive offices are located at 8390 E. Crescent Parkway, Suite 300, Greenwood Village, Colorado 80111, and our telephone number is (303) 874-8010. Our World Wide Web address is www.firstworld.com. The information on our web site is not incorporated by reference into this prospectus.

                                  THE OFFERING


Series B common stock offered in the:
  United States offering.....................   8,500,000 shares
  International offering.....................   1,500,000 shares
                                               ----------
                                               10,000,000 shares

Series B common stock offered in the
 concurrent private placements ..............   5,787,476 shares
                                               ----------
    Total....................................  15,787,476 shares
                                               ==========

Common stock to be outstanding after this
 offering and the concurrent private
 placements:
  Series A common stock......................   5,101,831 shares
  Series B common stock......................  44,144,567 shares
                                               ----------
    Total....................................  49,246,398 shares
                                               ==========

Over-allotment option........................   1,500,000 shares of Series B common stock

Voting rights:
  Series A common stock......................  Ten votes per share
  Series B common stock......................  One vote per share

Use of proceeds..............................  We will receive net proceeds from the public offering of approximately $157.5
                                               million and $91.5 million from the private
                                               placements. We intend to use the net
                                               proceeds to expand our sales and marketing
                                               efforts, fund our operating losses, hire
                                               additional personnel, fund potential
                                               acquisitions, fund our capital expenditures
                                               and product development, provide working
                                               capital and for general corporate purposes.
                                               See "Use of Proceeds."

Dividend policy..............................  We have not paid any dividends on our common stock and do not intend to pay
                                               dividends on our common stock in the
                                               foreseeable future. We plan to retain any
                                               earnings for use in the operation of our
                                               business and to fund future growth. See
                                               "Dividend Policy." We have not generated
                                               net income and do not expect to do so for
                                               at least the next several years.

Nasdaq National Market symbol................  FWIS

   The foregoing information is based on 32,658,922 shares of Series A and Series B common stock outstanding as of March 3, 2000, includes 800,000 shares of Series B common stock to be issued immediately prior to and contingent upon the closing of this offering pursuant to a warrant of which we have received notice of exercise, and excludes:

  . 8,421,629 shares of Series B common stock (including stock appreciation rights that are anticipated to be converted into stock options to purchase 1,137,012 shares of Series B common stock) issuable upon the exercise of outstanding stock options as of March 3, 2000 at exercise prices ranging from $.25 to $10.75 per share, with a weighted average exercise price of $6.72 per share;

  . Any exercise of our remaining rights and obligations under an agreement with an entity controlled by Mr. Sturm that allows us to sell up to an additional 3,333,334 shares of Series B common stock at a price of $7.50 per share;

  . 23,778,435 shares of Series B common stock issuable upon the exercise of outstanding warrants at exercise prices ranging from $.01 to $6.00 per share, with a weighted average exercise price of $2.48 per share;

  . 2,275,705 shares of Series B common stock reserved for issuance under our stock plans; and

  . 569,260 shares of Series B common stock issuable upon exercise of a warrant to be issued to Microsoft in connection with the concurrent private placement to Microsoft. See "Management's Discussion and Analysis
    - Recent Developments."

In connection with our grants of options during the first quarter of 2000 and stock appreciation rights outstanding as of December 31, 1999 and granted during the first quarter of 2000, we may be required to record material non-cash compensation charges beginning in the first fiscal quarter of 2000 resulting from the difference between the exercise price of these options and stock appreciation rights and the public offering price in this offering. Such charges will be amortized over the vesting periods of such options and stock appreciation rights, typically four years.

                    SUMMARY CONSOLIDATED FINANCIAL DATA AND
         SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

   The following table sets forth our summary consolidated financial data and summary unaudited pro forma condensed combined financial data. These data do not present all of our financial information. You should read this information together with the consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus and the information under "Selected Consolidated Financial Data," "Unaudited Pro forma Condensed Combined Financial Data," and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The historical data for each of the two years ended September 30, 1998, the three month transition period ended December 31, 1998, and the year ended December 31, 1999, have been derived from the audited financial statements appearing elsewhere in this prospectus. The pro forma financial information for the year ended December 31, 1999 assumes that our acquisitions of Slip.Net, Sirius, Hypercon, Internet Express, inQuo, Transport Logic and Intelenet, which were completed in 1999, had occurred on January 1, 1999 and are not necessarily indicative of historical actual results or future results which would have been achieved had these acquisitions occurred on this date. See "Unaudited Pro Forma Condensed Combined Financial Data" for a more detailed presentation of our pro forma financial information. Certain prior period amounts have been reclassified to conform to the 1999 basis of presentation.

                          Year Ended September   Three Months      Year Ended
                                  30,               Ended       December 31, 1999
                          ---------------------  December 31, -----------------------
                            1997        1998         1998     Historical   Pro forma
                          ---------  ----------  ------------ ----------   ----------
                                (in thousands, except share and per share data)
Statement of Operations
 Data:
Revenue:
 Internet services......  $     --   $      --    $      123  $   21,246   $   30,896
 Web integration and
 consulting services....        --          --         2,285      28,512       28,512
 Telephony services.....        171       1,091          565       4,738        4,738
                          ---------  ----------   ----------  ----------   ----------
   Total revenue........        171       1,091        2,973      54,496       64,146
                          ---------  ----------   ----------  ----------   ----------
Operating expenses:
 Network and service
  costs.................        474       1,029        2,707      39,606       NA
 Selling, general and
  administrative........      7,421      16,113       10,812      67,128       NA
 Depreciation and
  amortization..........        501       2,425        1,812      23,411       30,860
                          ---------  ----------   ----------  ----------   ----------
   Total operating
    expenses............      8,396      19,567       15,331     130,145      146,946
                          ---------  ----------   ----------  ----------   ----------
Loss from operations....     (8,225)    (18,476)     (12,358)    (75,649)     (82,800)
Other income (expense):
 Interest income........        149       6,749        3,227       6,960        6,423
 Interest expense.......     (1,372)    (16,898)      (8,600)    (37,928)     (38,084)
                          ---------  ----------   ----------  ----------   ----------
Loss before
 extraordinary item.....     (9,448)    (28,625)     (17,731)   (106,617)  $ (114,461)
Extraordinary loss--
 extinguishment of
 debt...................       (105)     (4,731)         --           --           --
                          ---------  ----------   ----------  ----------   ----------
Net loss................  $  (9,553) $  (33,356)  $  (17,731) $ (106,617)  $ (114,461)
                          =========  ==========   ==========  ==========   ==========
Basic and diluted loss
 per common share:
 Loss before
  extraordinary item....  $   (2.95) $    (1.56)  $     (.68) $    (3.83)  $    (4.01)
 Extraordinary loss--
  extinguishment of
  debt..................       (.03)       (.25)         --          --            --
                          ---------  ----------   ----------  ----------   ----------
 Net loss per common
  share.................  $   (2.98) $    (1.81)  $     (.68) $    (3.83)  $    (4.01)
                          =========  ==========   ==========  ==========   ==========
Weighted average shares
 outstanding:
 Basic and diluted......  3,209,450  18,395,172   26,196,664  27,804,356   28,553,268
                          =========  ==========   ==========  ==========   ==========
Other Data:
EBITDA..................  $  (7,724) $  (16,051)  $  (10,546) $  (50,346)  $  (50,048)
Capital expenditures....     12,647      23,041       14,453      63,085       NA


Consolidated Cash Flow
 Data:
Net cash used by
 operating activities...  $  (7,446) $  (13,160)  $     (931) $  (41,656)      NA
Net cash provided (used)
 by investing
 activities.............    (12,647)   (188,632)     (41,199)     41,672       NA
Net cash provided (used)
 by financing
 activities.............     20,557     273,295         (250)     (1,067)      NA

                           September 30,                 December 31, 1999
                          ----------------              ---------------------
                                           December 31,             As
                           1997     1998       1998     Actual   Adjusted
                          -------  ------- ------------ -------  --------
                                             (in thousands)
Balance Sheet Data:
Cash and cash
 equivalents ...........  $   536  $72,039   $29,659    $28,608  $301,999
Marketable Securities...      ---  165,591   170,030     20,615    20,615
Working capital
 (deficit)..............   (3,319) 233,059   190,589     22,482   300,873
Property and equipment,
 net....................   20,331   44,020    61,247    123,161   123,161
Total assets............   25,321  294,105   294,816    261,783   535,174
Long-term debt,
 including capital lease
 obligations............   18,964  255,841   265,093    301,650   301,650
Total stockholders'
 equity (deficit).......    2,264   29,373    11,794    (86,800)  193,992

   The Statement of Operations data for the three months ended December 31, 1998 presented above include our results for the entire three months and for Optec for the period from November 24, 1998, the date of our acquisition of Optec, through December 31, 1998. The Statement of Operations data for the year ended December 31, 1999 presented above include the results for FirstWorld and Optec for the entire year and for Slip.Net, Sirius, Hypercon, Internet Express, inQuo, Transport Logic and Intelenet, beginning with their respective acquisition dates through December 31, 1999.

   EBITDA, shown above under "Other Data," consists of earnings before interest, income taxes, extraordinary loss, depreciation and amortization and a one-time, non-cash litigation charge during the year ended December 31, 1999 of $1.9 million. We have included information concerning EBITDA in this prospectus because this type of information is commonly used in the communications industry as one measure of a company's operating performance and liquidity. EBITDA is not determined using generally accepted accounting principles and, therefore, EBITDA is not necessarily comparable to EBITDA as calculated by other companies. EBITDA also does not indicate cash provided by operating activities. You should not use our EBITDA as a measure of our operating income and cash flows from operations under generally accepted accounting principles. Both of those measures are presented above. You also should not look at our EBITDA in isolation, as an alternative to or as more meaningful than measures of performance determined in accordance with generally accepted accounting principles.

   Capital expenditures, shown above under "Other Data,"represent the cash paid for property and equipment. Capital expenditures including accounts payable accruals were approximately $12.6 million, $26.1 million, $15.5 million and $65.9 million for and the years ended September 30, 1997 and 1998, the three months ended December 31, 1998, and the year ended December 31, 1999, respectively.

   The as adjusted balance sheet information presented above gives effect to the issuance and sale of 10,000,000 shares of Series B common stock offered in this offering, after deducting the estimated underwriting discounts, commissions and offering expenses, the consummation of the concurrent private placements, the exercise of warrants for 470,092 and 800,000 shares at exercise prices of $3.83 and $3.00 per share, respectively, the exercise of 56,975 stock options subsequent to December 31, 1999 at an average exercise price of $3.34 per share and the issuance of 3,333,333 shares of Series B common stock on February 10, 2000 to an affiliate of Donald L. Sturm at a price of $7.50 per share pursuant to an agreement we entered into on December 2, 1999, as well as the issuance of the Microsoft warrant, valued at $2.4 million.

                                 RISK FACTORS

   This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before you decide to buy our common stock.

Evaluating Our Current Business Is Difficult Because Our Business Plan Is Unproven and We Have a Limited Operating History

   It is difficult to value our business and evaluate our prospects because we are not aware of any other company that has generated net income from a similar business plan. We have limited historical financial and operating data related to our current business for you to review in evaluating our current business and prospects. We did not begin to develop and offer Internet and data services until December 1998. From October 1, 1994 through December 31, 1999, we generated net losses of approximately $172.5 million on revenue of only approximately $59.2 million. Our unproven business plan creates a significant risk that the value of our common stock will decline.

We Expect Our Losses and Negative Cash Flow to Continue

   We expect to incur substantial operating and net losses and negative operating cash flow for the foreseeable future. We intend to rapidly and substantially increase our capital expenditures and operating expenses in an effort to expand our network services. To date, we have incurred substantial operating losses, net losses and negative operating cash flow. As of December 31, 1999, we had an accumulated deficit of $172.5 million. For the year ended December 31, 1999, we had an operating loss of $75.6 million, a net loss of $106.6 million and cash flow used by operations of $41.7 million. We have funded our operations through the private sale of debt and equity securities and have not generated any income from our business to date. If we fail to generate positive cash flows and net income, there will be a significant risk that the value of our common stock will decline.

The Market for Our Data and Internet Solutions Is New and Evolving and We Cannot Predict Whether the Market in General or the Market for Our Services Will Continue to Grow

   The market for Internet, data and communications services is new and rapidly evolving. Although we expect demand for these services to grow, we cannot assure you that this growth will occur. Certain critical issues concerning commercial viability of these services, including security, reliability, ease and cost of access and quality of service, may remain unresolved and may negatively impact our growth. To be successful, we must develop and market our services in a rapidly changing marketplace. Therefore, there is a risk that our services will become obsolete before they can be profitably sold. If the market for our services grows more slowly than we anticipate or becomes saturated with competitors, there will be a significant risk that the value of our common stock will decline.

As a Young Company, We May Not Be Able to Effectively Execute Our Business
Plan

   You should consider our business and prospects in light of the risks and difficulties typically encountered by companies in their early stages of development, particularly those in rapidly evolving and intensively competitive markets such as ours. Some of the specific risks include whether we will be able to:

  . attract and retain customers;

  . accurately assess potential markets and effectively respond to competitive developments;

  . continue to develop and integrate our operational support systems and other back office systems;

  . raise additional capital;

  . enter into interconnection, co-location agreements and working arrangements with incumbent carriers, substantially all of whom we expect to be our competitors;

  . develop and expand our acquired businesses;

  . rapidly expand the geographic coverage of our services;

  . deploy an effective network infrastructure;

  . effectively manage our expanding operations;

  . comply with evolving governmental regulatory requirements;

  . increase awareness of our services; and

  . attract, retain and motivate qualified personnel.

   We may not be successful in addressing these and other risks, and our failure to do so would create a significant risk that the value of our common stock will decline.

We Are Subject to Intense Price Competition

   For many Internet, data and communications services, including the services we offer, there is a negligible marginal cost of providing an additional unit of service. As a result, there have been rapid and continuing price reductions, particularly for Internet access services. Accordingly, we may need to reduce our prices to remain competitive. Price competition could result in lower margins and therefore create a significant risk that the value of our common stock will decline.

We May Not Be Able to Compete Successfully

   We face significant competition in providing our services. Most of our competitors, as well as a number of our potential competitors, have significantly greater financial, sales and marketing resources, larger customer bases, longer operating histories, greater name recognition, embedded infrastructure and more established relationships with vendors, distributors and partners than we have. These factors place us at a disadvantage when we respond to our competitors' pricing strategies, technological advances and other initiatives. Additionally, our competitors may develop services that are superior to ours or that achieve greater market acceptance.

   We expect the level of competition to intensify, particularly given the current regulatory environment. We have not obtained significant market share in any of the areas where we offer or intend to offer services, nor do we expect to do so given the size of the Internet, data and communications market, the intense competition and the diversity of customer needs. In each market area in which we provide services, we compete or will compete with several other service providers and the technologies they use. We may not be able to compete successfully with these current or future competitors, which creates a significant risk that the value of our common stock will decline. Please refer to "Business--Competition" for further discussion of our competitive environment.

We Face Risks Involving Acquired Businesses and Potential Acquisitions

   We have grown rapidly by acquiring other businesses. In the year ended December 31, 1999, we acquired seven businesses and in January 2000 we purchased the customer base and certain assets of an eighth business. We expect that a portion of our future growth will result from additional acquisitions, some of which may be material. Growth through acquisitions entails numerous risks, including:

  . significant strain on our financial, management and operational resources, including the distraction of our management team in identifying potential acquisition targets, conducting due diligence and negotiating acquisition agreements;

  . difficulties in integrating the network, operations, personnel, products, technologies and financial, computer, payroll and other systems of the acquired businesses;

  . difficulties in enhancing our customer support resources to adequately service our existing customers and the customers of the acquired businesses;

  . the potential loss of key employees or customers of the acquired businesses;

  . entering geographic and business markets in which we have little or no prior experience;

  . unanticipated liabilities or contingencies of acquired businesses;

  . fluctuations in our operating results caused by incurring considerable expenses to acquire businesses before receiving the anticipated revenues expected to result from the acquisitions;

  . reduced earnings due to increased goodwill amortization from acquired businesses; and

  . dilution to existing stockholders if we use stock to acquire businesses.

   Many of our acquired businesses were operating at or near the capacity of their operating platforms at the time of acquisition. We are currently in the process of integrating these businesses and expanding their respective platforms, and we do not expect these businesses, as a whole, to experience significant growth until such time as their platforms are expanded.

   We cannot assure you that we will be able to successfully complete the integration of the businesses which we have already acquired or successfully integrate any businesses that we might acquire in the future. If we fail to do so, or if our acquired businesses do not experience significant growth, there will be a significant risk that the value of our common stock will decline.

Industry Consolidation Could Make It More Difficult to Compete

   Companies offering Internet, data and communications services are increasingly consolidating. As a company with a limited operating history, we may not be able to compete successfully with businesses that have combined, or will combine, to produce companies with substantially greater financial, sales and marketing resources, larger customer bases, extended networks and infrastructures and more established relationships with vendors, distributors and partners than we have. In addition, this consolidation trend could prevent or hinder our ability to further grow our operations through acquisitions. With these heightened competitive pressures, there is a significant risk that the value of our common stock will decline.

We Need Significant Additional Capital

   We believe that our current capital resources, including the proceeds of this offering, the Sturm equity investment agreement and the concurrent private placements, will be sufficient to fund our capital expenditures and working capital requirements, including operating losses, for the next 12 months. We will need significant additional financing after that. In addition, our actual funding requirements may differ materially if our assumptions underlying this estimate turn out to be incorrect. We may seek additional financing earlier than we currently anticipate if:

  . we alter the schedule, proposed markets or scope of our network rollout plan;

  . we acquire other businesses; or

  . we are unable to generate revenues in the amount and in the time frame we expect or we experience unexpected cost increases.

Such additional financing may be in the form of additional debt, which would increase our leverage, or the issuance of additional stock, which would be dilutive to our stockholders.

   We may not be able to raise sufficient additional capital at all or on terms that we consider acceptable. If we are unable to obtain adequate funds on acceptable terms and on a timely basis, our ability to operate and deploy our networks, fund our expansion or respond to competitive pressures would be significantly impaired. This limitation could create a significant risk that the value of our common stock will decline.

We Have a Substantial Amount of Debt

   We are highly leveraged, and we may seek additional debt funding in the future. As of December 31, 1999, we had approximately $302.2 million of outstanding debt and an accumulated deficit of $172.5 million. We have $470.0 million in principal amount at maturity of 13% senior discount notes due 2008 outstanding. Payment of cash interest on these notes does not begin until October 15, 2003. Instead, they accrete, which means they effectively increase in principal amount, to $470.0 million at April 15, 2003. We are not generating sufficient revenue to fund our operations or to repay our debt. Our existing substantial leverage poses, and any future leverage may pose, the risk that:

  . we may be unable to repay our debt;

  . we may be unable to obtain additional financing;

  . we must dedicate a substantial portion of our cash flow from operations, if any, to pay interest on our debt generally beginning in 2003, and if any cash flow remains after that, it may not be adequate to fund our operations; and

  . we may be more vulnerable during economic downturns, less able to withstand competitive pressures and less flexible in responding to changing business and economic conditions.

   Additionally, our outstanding debt imposes significant restrictions on how we can conduct our business. For example, the restrictions prohibit or limit our ability to incur additional debt and make dividend payments. The restrictions may materially and adversely affect our ability to finance future operations or capital needs or conduct additional business activities. Any future debt that we may incur would also likely impose restrictions on us. If we fail to comply with any of these restrictions, we would be in default. If we default, the holders of the applicable debt could demand that we pay the debt, including interest, immediately. This would create a significant risk that the value of our common stock will decline.

Our Failure to Manage Our Growth Could Impair Our Business

   We have rapidly and significantly expanded our operations principally through our acquistions. We anticipate further significant expansion of our operations in an effort to achieve our network rollout and deployment objectives. Our expansion to date has strained our management, financial controls, operational support systems, personnel and other resources. Any future expansion could increase these strains. If our marketing strategy is successful, we may experience difficulties responding to customer demand for services and technical support in a timely manner and in accordance with their expectations. As a result, rapid growth of our business would make it difficult to implement our strategy successfully and to provide superior customer service. We may not be able to manage growth of our operations if we do not:

  . improve existing and implement new operational, financial and management information controls, reporting systems and procedures;

  . hire, train and manage additional qualified personnel;

  . expand and upgrade our network and technologies; and

  . effectively manage multiple relationships with our customers, suppliers and other third parties.

   We may not be able to install management information and control systems in an efficient and timely manner, and our current or planned personnel, systems, procedures and controls may not be adequate to support our future operations. Failure to manage our future growth effectively could adversely affect the expansion of our customer base and service offerings. Any failure to successfully address these issues could create a significant risk that the value of our common stock will decline.

We May Not Be Able to Grow Our Business Unless We Keep Pace with Rapidly Changing Technologies

   Our industry is characterized by:

  . rapid technological change;

  . changing customer needs;

  . frequent new product and service introductions; and

  . evolving industry standards.

   These market characteristics could render our existing services, technologies, network infrastructure and systems obsolete. We may be unable to obtain access to new technologies on acceptable terms or at all, and we may be unable to adapt to new technologies and offer services in a competitive manner. New technologies, industry standards and products may not be compatible with our existing technologies and current business plan, and we cannot predict the effect of technological changes on our business. As a result, there is a significant risk that the value of our common stock will decline.

Our Business Could Suffer if High Quality Network Capacity, Services and Products That We Obtain from Third Parties Are Not Available or Cost More Than We Expect

   We depend on third parties to maintain and provide us key components of our network infrastructure. Our business, prospects, financial condition and operating results may suffer if the third parties we depend on to provide network services and infrastructure fail to maintain the operational integrity of their networks or increase their cost. In part, we rely on and will continue to rely on third parties, including certain of our competitors and potential competitors, for the development of and access to communications and networking technologies. We expect that new products and technologies applicable to our market will emerge. For example, we depend on data communications equipment providers and network providers, such as Pacific Bell, UUNET, Sprint, NorthPoint, Covad, Lucent and Cisco to provide the data and communications capacity and equipment we, and our customers, require. If these components are unavailable or cost more than we expect, there is a significant risk that the value of our common stock will decline.

Our Business Could Suffer if We Are Unable to Expand and Adapt Our Network Infrastructure to Meet Our Customers' Demands

   We must continue to expand and adapt our network. We also plan to expand the number of data centers we operate that house our Internet, data and voice equipment. If we are unable to expand and adapt our network infrastructure and build our data centers on a cost-effective and timely basis, we may lose customers. We have had limited deployment of our services and limited experience in building data center facilities. Accordingly, we do not know whether our network and data center facilities will be able to handle, connect and manage large numbers of users at high transmission speeds. In addition, future attempts to increase our network capacity and data center facilities may be delayed or cause further network complications. We may encounter equipment or software incompatibility, among other things, if we upgrade our network to increase its capacity. These problems may cause delays in our attempts to expand or improve our services.

   In order to generate additional revenue, we must continue to expand and adapt our network infrastructure as the number of users and their bandwidth demands increase and as customer requirements change. We cannot be sure that we will be able to do so on a timely basis, at a commercially reasonable cost, or at all. Any such failure would create a significant risk that the value of our common stock will decline.

We Are Dependent on the Incumbent Local Exchange Carriers

   We rely on the incumbent local exchange carriers for copper and fiber optic telephone lines and co-location space. In some cases, we also rely on them for transmission between our co-located offices and our data centers. These carriers compete with us in providing DSL and other services and, accordingly, may be reluctant to make capital expenditures to purchase and install additional equipment or cooperate with us in meeting our supply needs. The Federal Communications Commission requires incumbent local exchange carriers to take affirmative steps to enable competitive carriers to offer service over the incumbent local exchange carriers' networks. The FCC's rules give the incumbent carriers flexibility regarding the timing, technical standards and charges, which the incumbent carriers may use to delay performance of loop conditioning that we may need to provide service.

   Additionally, we plan to co-locate our equipment and facilities at the central offices of many of the incumbent local exchange carriers. Co-location space may not be available in a particular central office, and we may face competition from other communications companies to obtain available space. The incumbent carriers may reject some of our co-location applications, and we may experience delays. The Telecommunications Act of 1996 requires that, in order to qualify for authority to sell long distance services, the former Bell operating company incumbent local carriers must cooperate with other communications companies in establishing co-location facilities. These incumbent carriers will probably be less cooperative with us after such authority is granted. These incumbent carriers are not subject to similar legal requirements in providing transmission facilities to our data center facilities. If the incumbent carriers do not provide us with transmission facilities on a timely basis and we are unable to obtain transmission facilities from other providers, the rollout of our network may be delayed, which could create a significant risk that the value of our common stock will decline.

Interference or Claims of Interference Could Delay our Rollout or Harm our DSL Services

   All transport technologies deployed on copper telephone lines have the potential to interfere with, or to be interfered with, by other transport technologies on copper telephone lines. We believe that our DSL technologies, like other transport technologies, do not interfere with existing telephony services. Nevertheless, incumbent carriers may claim that the potential for interference permits them to restrict or delay our deployment of DSL services. Interference could degrade the performance of our services or make us unable to provide service on selected lines. The procedures to resolve interference issues between competitive carriers and incumbent carriers are still being developed, and these procedures may not be effective. We may be unable to successfully negotiate interference resolution procedures with incumbent carriers. Moreover, incumbent carriers may make claims regarding interference or unilaterally take action to resolve interference issues to the detriment of our services. State or federal regulators could also institute responsive actions. Interference, or claims of interference, if widespread, would adversely affect our speed of deployment and customer satisfaction and retention which could cause the value of our common shares to decline.

Our Business is Dependent on Our Ability to Negotiate and Enter Into Interconnection Agreements With Incumbent Telephone Companies

   We must negotiate and enter into interconnection agreements with each incumbent local carrier in whose service area we wish to do business. Interconnection agreements address the price and terms for the co-location of our equipment in the incumbent carriers' central office and our lease of copper telephone lines. We have obtained interconnection agreements with Pacific Bell, GTE, and U S WEST. These interconnection agreements are generally short term, and we may be unable to renew the interconnection agreements on acceptable terms or at all. In addition, we cannot be sure that the incumbent carriers will abide by their obligations under those agreements. Delays in obtaining interconnection agreements will delay our entry into new markets. In addition, disputes may arise between us and incumbent carriers with respect to interconnection agreements, and we may be unable to resolve those disputes in our favor or in a timely manner. If we are unable to enter into, or experience a delay in obtaining, interconnection agreements, our business could be adversely affected.

We Are Unable to Control the Terms or Timing of Extending Our Interconnection Agreements

   Our access to the incumbent local carriers' co-location and transmission facilities and copper and fiber optic lines depends on our ability to maintain interconnection agreements with the incumbent carriers. Many of our interconnection agreements provide that if the term expires before we have a replacement agreement, we may continue on the rates, terms and conditions of the original interconnection agreement on a month-to-month basis, but we may not be able to take advantage of any lower prices that the incumbent carriers may offer. Some of our other interconnection agreements provide that if the term expires before we have a replacement agreement, the rates, terms and conditions of the original interconnection agreement may be superseded by more generic and potentially less favorable rates, terms and conditions. In addition, we may not be able to negotiate new agreements on terms favorable to us.

   State regulatory commissions, the FCC and the courts oversee our interconnection agreements as well as the terms and conditions under which we gain access to incumbent local carrier copper and fiber optic telephone lines and transmission facilities and co-location. These governmental entities may modify the terms or prices applicable to our interconnection agreements and the terms governing our access to copper and fiber optic telephone lines, transmission facilities, and co-location in ways that would be adverse to our business. These issues may create a significant risk that the value of our common stock will decline.

Some of our Switching Technologies and Equipment Have a Very Limited Performance History

   Some of the switching technologies and equipment that we intend to use in our network services are relatively new, have not been commercially proven and may be unreliable. For example, our telephony switching platform incorporates the Lucent PathStar, which is a new technology that has a very limited operating history. We were one of the first companies to deploy this new technology for local switching and currently have deployed it in only one of our markets. We intend to install two additional Lucent PathStars by the end of 2000. Any deficiency in the design, functionality or operation of the PathStar, or any failure by Lucent to provide these switches to us on a timely basis would adversely affect our services and our business plan.

   If any of our switching technologies contain design faults or "bugs," interruption of service to our customers or delay in our deployment could negatively affect our financial performance. We cannot assure you that our switching platforms will perform as expected or that we will be successful in deploying them in all of our markets in a timely manner. These factors could result in a significant risk that the value of our common stock will decline.

A System Failure or Breach of Network Security Could Cause Delays or Interruptions of Service to Our Customers Which Could Materially and Adversely Affect Our Business

   Our success in marketing our services to business customers requires that we provide reliable, continuous and secure service. Interruptions in service, capacity limitations or security breaches could have a material adverse effect on our reputation and customer acceptance of our services. Our networks and those of third parties on whom we rely are subject to damage from human error, earthquakes, floods, other natural disasters, power loss, capacity limitations, software defects, breaches of security (by computer virus, break-ins or otherwise) and other factors. In addition, our operations may be disrupted by unannounced or unexpected changes in transmission protocols or other technological issues that may not be easily resolved. These problems could result in unanticipated and extended system disruptions, slower response times, impaired quality and reduced levels of customer service, any of which could create a significant risk that the value of our common stock will decline.

   Despite our design and implementation of a variety of network security measures, breaches such as unauthorized access, computer viruses, or other disruptions could occur. In addition, we may incur significant costs to prevent breaches in security or to alleviate problems caused by such breaches. Any breaches that may occur could result in liability to us, loss of existing customers and the deterrence of future customers.

We May Encounter Difficulty in Upgrading Our Billing and Operational Support Systems

   We are in the process of upgrading our billing and operational support systems to accommodate our planned expansion and to achieve operating efficiencies. Although we have selected vendors with established software packages for these upgrades, the installation and implementation of the new billing and operational support systems involve a significant commitment of resources and are subject to a number of risks, including:

  . the potential incurrence of substantial third party consulting costs;

  . delays in implementation;

  . undetected software errors;

  . conflicts with our existing hardware and software systems; and

  . difficulties arising from continuing business operations during implementation.

   The failure to successfully install and implement new billing and operational support systems in a timely fashion could create a significant risk that the value of our common stock will decline.

Our Success Depends on Our Retention of Certain Key Personnel and Our Ability to Hire Additional Key Personnel

   Competition in the Internet, data and communications services industries is intense for qualified executives, and technical, sales and marketing personnel. Moreover, these industries have a high level of employee mobility and aggressive recruiting of key personnel. As a result of these factors, we may not be able to attract and retain the qualified personnel on whom our future success depends.

   In addition, our success depends on the performance of our officers and key employees, especially our Chief Executive Officer. Members of our senior management team have worked together at our company for only a short period of time. Any of our executive officers may terminate their employment with us at any time.

We Rely Primarily on a Direct Sales Method Which May Not Be Cost-Effective

   We market our products and services primarily through our own staff. Our markets are new, and our direct marketing efforts may not be an effective means of selling Internet, data and communications services. Many of our competitors are selling their services indirectly through Internet service providers, carriers, resellers and integrators. Our direct method may prove to be a more costly approach. We may not achieve a level of sales sufficient to justify maintaining our own marketing force and sales staff.

An Unfavorable Outcome of a Lawsuit Filed Against Us by the City of Anaheim Could Harm Us

   On May 13, 1999, the City of Anaheim filed a lawsuit in Orange County Superior Court, against us and one of our subsidiaries, FirstWorld Anaheim. The City alleges that we and our subsidiary repudiated our respective contractual obligations under a series of agreements that we entered into with the City in February 1997 primarily relating to the development of a fiber-optic network located in Anaheim, California. In addition, the City alleges, among other things, that we materially breached certain of our obligations under these agreements. The City alleges that it is entitled to damages in excess of $45 million. The City also seeks specific performance compelling us to completely perform some or all of our obligations under the agreements. In response to the lawsuit, we filed a motion to compel arbitration and requested a stay of the court proceeding. On October 6, 1999 the court entered a written order finding that there is a valid arbitration provision in the agreements and that the City had not established that we unequivocally repudiated the agreements. The court action has been stayed pending the completion of the arbitration.

   The City provided notice to commence arbitration on January 7, 2000 in which the City seeks, among other things, an order that we are obligated to make certain payments of not less than $1.0 million per year under one of the agreements and that such sums be paid forthwith, plus interest, as provided in the agreement, that we allow the City to conduct an audit of our books and records relative to the operation of our Anaheim system, and that we specifically perform pursuant to the agreement with respect to construction and operation of a demonstration center. On January 27, 2000, we delivered our response and raised an additional matter for the arbitration regarding restitution of certain City employee reimbursements not properly earned under the agreement. Both parties have selected their respective arbitrators who will then select a third arbitrator. We believe that we are not in breach as alleged and intend to vigorously defend the City's claims. However, the outcome of this dispute is uncertain and cannot be predicted at this time. Any adverse result could have a material adverse effect on our financial condition and results of operations and could result in a significant risk that the value of our common stock will decline. See "Business--Litigation."

Our Services Are Subject to Federal, State and Local Government Laws and Regulation, and Changes in These Laws or Regulations Could Adversely Affect the Way We Operate Our Business

   We are subject to regulation by the FCC, state public service and public utility commissions and local governments as a provider of communications services. Changes in existing policies or regulations in the states and localities in which we provide services or by the FCC could create a significant risk that the value of our common stock will decline, particularly if those regulatory or policy changes make it more difficult to obtain unbundled network elements from the incumbent local exchange carriers at competitive prices, restrict access to public rights of way or otherwise increase the cost and regulatory burdens of providing our services. There can be no assurance that local regulatory authorities in the areas we serve or the FCC will not take actions having an adverse effect on the value of our common stock. The Telecommunications Act has significantly altered regulation of the telecommunications industry by preempting state and local laws to the extent that they prevent competition and by imposing a variety of new duties on local exchange carriers and the incumbent local carriers in order to promote competition in local exchange and access services. Although we believe that the Telecommunications Act and other trends in federal and state legislation and regulation that favor increased competition are to our advantage, there can be no assurance that the increased competitive opportunities or other changes in current regulations or future regulations at the federal or state level will not create a significant risk that the value of our common stock will decline.

Challenges to Governmental Regulation Could Increase Our Operating Costs

   The Telecommunications Act of 1996, which, among other things, requires incumbent local carriers to unbundle network elements and to allow competitors to co-locate their equipment in the incumbent central offices, is the subject of ongoing proceedings, litigation and legislation at the federal, state and local levels. In addition, the FCC rules governing pricing standards for access to the networks of the incumbent carriers are currently being challenged in federal court. We cannot predict the outcome of the various proceedings, litigation and legislation or whether, or to what extent, these proceedings, litigation and legislation may adversely affect our business and operations. In addition, decisions by the FCC and state telecommunications regulators will determine some of the terms of our relationships with incumbent carriers, including the terms and prices of interconnection agreements, and access fees and surcharges on gross revenue from interstate and intrastate services. State telecommunications regulators determine whether and on what terms we will be authorized to operate as a competitive local exchange carrier in their state. In addition, local municipalities may require us to obtain various permits or franchises or to pay franchise fees which could increase the cost of services or delay development of our network. Future federal, state and local regulations and legislation may be less favorable to us than current regulations and legislation and may adversely affect our business and operations.

We May Be Liable for Information Disseminated through Our Network

   The law relating to the liability of Internet service providers and private network operators for information carried on or disseminated through the facilities of their networks is currently unsettled. The costs incurred in defending against any claims and potential adverse outcomes of such claims could have a material adverse effect on the value of our common stock. Several lawsuits seeking a judgment of such liability are pending. While such claims have not been asserted against us, we cannot be sure that such claims will not be asserted against us in the future, or if asserted, will not be successful. The Telecommunications Act prohibits and imposes criminal penalties and civil liability for using an interactive computer service for transmitting certain types of information and content, such as obscene communications. Numerous states have adopted or are currently considering similar types of legislation. The imposition upon us of potential liability for materials carried on or disseminated through our systems could require us to implement measures to reduce our exposure to such liability, which may require the expenditure of substantial resources or the discontinuation of certain product or service offerings. We believe that it is currently unclear whether the Telecommunications Act prohibits or imposes liability for any of our services should the content of information transmitted be subject to the statute.

Our Limited Ability to Protect Our Intellectual Property Rights May Adversely Affect Our Ability to Compete

   Trademarks, service marks, trade secrets and copyrights are important to our success and competitive position. Our efforts to protect our proprietary rights may be inadequate and may not prevent others from claiming violations of their proprietary rights. If we invoke legal proceedings to enforce our proprietary rights, the proceedings could be burdensome and expensive. Our technology may be misappropriated or a third party may independently develop technologies that are substantially equivalent or superior to ours.

We May be Subject to Claims Alleging Infringement of Third Parties' Intellectual Property Rights

   We may be subject to claims alleging that we have infringed third party proprietary rights. If we were to discover that any of our services infringed a third party's rights, we may not be able to obtain permission to use those rights on commercially reasonable terms. If we must defend against alleged infringements, the proceedings could be burdensome and expensive and could involve a high degree of risk. Any of these events could create a significant risk that the value of our common stock will decline.

   Our management personnel were previously employees of other Internet, data and communications companies. In many cases, these individuals are performing activities for us in areas similar to those in which they were involved prior to joining us. As a result, we or our employees could be subject to allegations of trade secret violations and other similar claims. If such claims materialize, there is a significant risk that the value of our common stock will decline.

Our Principal Stockholders and Management Own a Significant Percentage of Our Company and Will Be Able to Exercise Significant Influence Over Our Company

   As of March 3, 2000, four limited liability companies controlled by Donald
L. Sturm (the "Sturm Entities") beneficially owned approximately 54.5% of our outstanding common stock, including 98.0% of our outstanding Series A common stock (assuming only the exercise of outstanding warrants held by the Sturm Entities). The Series A common stock has ten votes per share, as compared to one vote per share for the Series B common stock. By virtue of these super-voting rights of the Series A common stock, the Sturm Entities control approximately 73.8% of the voting power of our outstanding common stock. The voting power of the Sturm entities will be 60.9% after giving effect to the issuance of 10,000,000 shares in this offering and the sale of 5,787,476 shares in the concurrent private placements. The relative voting power of the Sturm Entities would be increased to the extent they exercise warrants they hold. As a result of their ownership interests, the Sturm Entities control our company. These entities have the ability to control the election of at least a majority of our directors and any other major decisions involving our company or its assets.

   In addition to their investments in our company, the Sturm Entities have investments, and may in the future make investments, in other Internet, data and communications companies and ventures, including our competitors. We and the Sturm Entities have agreed that the Sturm Entities are under no obligation to bring to our company any investment or business opportunities of which they become aware, even if such opportunities are within our scope and objectives, and that the Sturm Entities may compete with us. As a result, the Sturm Entities may compete with us to obtain business or for the acquisitions of companies.

Our Capital Structure and Some of Our Anti-Takeover Provisions May Discourage Our Acquisition by Others and Thus Depress Our Stock Price

   The ownership and voting interests possessed by the Sturm Entities and Enron make it impossible for a third party to acquire control of us without their consent. In addition, some of the provisions that are included in our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition at a premium price. These provisions include:

  . authorizing the issuance of "blank check" preferred stock;

  . eliminating the ability of stockholders to call a special meeting of stockholders;

  . limiting the removal of directors by the stockholders to removal for cause; and

  . requiring a super-majority stockholder vote to effect certain amendments.

   The indenture governing our outstanding senior notes requires us to offer to repurchase all senior discount notes at a premium, within 30 days after a change of control. This could also discourage an acquisition.

Future Sales of Our Common Stock in the Public Market Could Depress Our Stock Price

   Sales of substantial amounts of common stock in the public market following this offering, or the appearance that a large number of shares is available for sale, could adversely affect the market price for the common stock. The number of shares of common stock available for sale in the public market will be limited by lock-up agreements under which our executive officers, directors and certain stockholders, who will collectively hold 38,261,878 shares, or 77.7% of our common stock after this offering and the concurrent private placements, or 75.4% if the underwriters exercise their over-allotment option in full, have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this prospectus without the prior written consent of Lehman Brothers. Lehman Brothers has agreed, however, to release an aggregate of 80,000 of such shares after 30 days from the date of this prospectus and an additional 40,000 of such shares after 60 days from the date of this prospectus. Holders of 961,326 additional shares are contractually prohibited from selling their shares for a period of 180 days after the date of this prospectus pursuant to the terms of their agreements with our company. The remaining 10,023,194 shares (including the 10,000,000 shares sold pursuant to this offering) of our Series B common stock to be outstanding at the completion of this offering may be freely resold by the holders thereof upon completion of this offering. In addition, under certain circumstances up to approximately 3.7 million shares of Series B common stock issuable upon exercise of certain warrants may be freely resold by the holders thereof upon the completion of this offering. In addition to the adverse effect a price decline could have on holders of common stock, that decline would likely impede our ability to raise capital through the issuance of additional shares of common stock or other equity securities.

   After this offering, the holders of 22,439,589 shares of common stock will have the right to require us to register the sale of their shares, subject to limitations and to the lock-up agreements with the underwriters. The sale of these additional shares into the public market may further adversely affect the market price of our common stock.

You Will Incur Immediate and Substantial Dilution of the Book Value of Your
Shares

   Prior investors paid a lower per share price than the price in this offering. The initial public offering price is substantially higher than the as adjusted net negative tangible book value per share of the outstanding common stock immediately after this offering. Accordingly, if you purchase common stock in this offering, you will incur immediate and substantial dilution of $14.25 per share in the as adjusted net negative tangible book value per share of the common stock from the price you pay for the common stock in this offering. See "Dilution."

        SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS; MARKET DATA

   Some of the statements contained in this prospectus are not historical facts, including some statements made in the sections of this prospectus entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and are statements of future expectations and other forward-looking statements. We use words such as expect, intend, plan, project, believe, estimate and anticipate, and variations of these words and similar expressions to identify such forward-looking statements. These statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in those statements, including:

  . the rate of expansion of our network and/or customer base;

  . inaccuracies in our internal forecasts of communications traffic or customers;

  . the loss of a customer or distributor that provides us with significant revenues;

  . highly competitive market conditions;

  . changes in or developments under laws, regulations, licensing requirements or telecommunications standards;

  . changes in the availability of co-location and transmission facilities;

  . changes in retail or wholesale communications rates;

  . changes in technology;

  . the loss of the services of key officers, such as Sheldon S. Ohringer, our Chief Executive Officer; and

  . general economic conditions.

   The foregoing important factors should not be construed as exhaustive. We undertake no obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. See also "Risk Factors" for additional cautionary statements identifying important factors with respect to forward-looking statements contained in this prospectus that could cause actual results to differ materially from results or expectations referred to in the forward-looking statements.

   This prospectus contains market data related to us and our industry. These data have been included in the studies of market research firms International Data Corporation, Forrester Research and eStats. These market research firms assume certain events, trends and activities will occur and they project information on those assumptions. We do not know all of the assumptions made by these firms and are not able to assess the basis for their assumptions. In particular, we do not know what level of growth in the U.S. economy these firms have assumed, or whether they have assumed that there would be a recession. If the market research firms are wrong about any of their assumptions, then their projections may also be wrong. Other market research firms, whose projections we have not included in this prospectus, make different assumptions and different projections than those made by International Data Corporation, Forrester Research and eStats.

                                USE OF PROCEEDS

   We estimate that we will receive approximately $157.5 million in net proceeds from the public offering, or $181.2 million if the underwriters' overallotment option is exercised in full, plus $91.5 million in the concurrent private placements to Texas Pacific Group, SAIC Venture Capital Corporation, Microsoft Corporation and Lucent Technologies Inc.

   We expect to use the net proceeds to:

  . expand our sales and marketing efforts;

  . fund our capital expenditures and product development;

  . hire additional personnel;

  . fund our operating losses;

  . fund potential acquisitions; and

  . provide working capital and for other general corporate purposes.

   The amounts we actually spend in these areas may vary significantly and will depend on a number of factors, including our future revenues. We may also use a portion of the net proceeds to acquire or invest in complimentary businesses, technologies, services or products.

   Pending such uses, we will invest the net proceeds of this offering in short term, interest bearing, investment grade securities. We plan, however, to invest the net proceeds in such a way as to avoid being subject to the reporting requirements of the Investment Company Act of 1940, as amended.

                                DIVIDEND POLICY

   We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings to finance the growth and development of our business and therefore do not anticipate paying any cash dividends in the foreseeable future. The terms of our outstanding indebtedness limit our ability to pay dividends. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements and other factors that our board of directors deems relevant.

                                CAPITALIZATION

   The following table sets forth our cash, cash equivalents and marketable securities and capitalization as of December 31, 1999:

  . on actual basis;

  . on a pro forma basis after giving effect to the sale 3,333,333 shares sold under the Sturm equity investment agreement (net of a $5.0 million commitment fee), the exercise of warrants into 470,092 and 800,000 shares of Series B common stock at exercise prices of $3.83 and $3.00 per share, respectively, and the exercise of 56,975 stock options at an average exercise price of $3.34 per share subsequent to December 31, 1999; and

  . on a pro forma as adjusted basis for the sale of the shares of Series B common stock offered hereby, after deducting underwriting discounts and estimated offering costs, the issuance of 5,787,476 Series B common stock in the concurrent private placements, and the effect of the issuance of the Microsoft warrant, valued at $2.4 million.

   This table should be read together with the financial statements and notes to those statements appearing in this prospectus.

                                                      December 31, 1999
                                                  ----------------------------
                                                                        Pro
                                                              Pro     Forma As
                                                   Actual    Forma    Adjusted
                                                  --------  --------  --------
                                                    (in thousands, except
                                                         share data)
Cash, cash equivalents and marketable securities
 (1)............................................. $ 49,223  $ 73,614  $322,614
                                                  ========  ========  ========
Long-term obligations:
  Long-term debt, net of current portion and
   discount......................................  294,034   294,034   294,034
  Capital lease obligations, net of current
   portion.......................................    7,616     7,616     7,616
                                                  --------  --------  --------
    Total long-term debt.........................  301,650   301,650   301,650
                                                  --------  --------  --------
Stockholders' equity (deficit):
  Preferred stock, $.0001 par value, 10,000,000
   shares authorized; no shares issued or
   outstanding...................................
  Common stock, $.0001 par value, 100,000,000
   shares authorized; 10,135,164 designated
   Series A and 89,864,836 designated Series B
    Series A, 10,135,164 shares issued and
     outstanding, actual, pro forma and pro forma
     as adjusted (2).............................        1         1         1
    Series B, 18,663,358 shares issued and
     outstanding, actual; 23,323,758 shares
     issued and outstanding, pro forma; and
     39,111,234 shares issued and outstanding,
     pro forma as
     adjusted (2)................................        2         2         4
Additional paid-in capital.......................   53,740    83,879   332,877
Warrants.........................................   31,963    31,215    33,616
Stockholder receivables..........................      (45)      (45)      (45)
Accumulated deficit.............................. (172,461) (172,461) (172,461)
                                                  --------  --------  --------
    Total stockholders' equity (deficit) (1).....  (86,800)  (57,409)  193,992
                                                  --------  --------  --------
      Total capitalization....................... $214,850  $244,241  $495,642
                                                  ========  ========  ========

   (1) The Pro Forma As Adjusted cash balance is inclusive of estimated net cash proceeds from the offering of $157.5 million (after deducting underwriting discounts and estimated offering costs) and cash proceeds from the concurrent private placements of $91.5 million. The Pro Forma As Adjusted stockholders' equity balance is inclusive of the concurrent aforementioned transactions, as well as the issuance of the Microsoft warrant, valued at $2.4 million.

   (2) Upon the sale by Enron of 5.0 million shares of our Series A common stock to Texas Pacific Group, the 5.0 million shares of Series A common stock automatically converted to our Series B common stock, leaving 5,101,831 shares of Series A common stock outstanding (including the conversion of 33,333 shares which converted to Series B common stock upon unrelated transfers) and 44,144,567 shares of Series B common stock outstanding, each on a pro forma as adjusted basis.

   The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of March 3, 2000. We are permitted, and in some cases obligated, to issue shares of common stock in addition to the common stock to be outstanding, including:

  . 8,421,629 shares of Series B common stock (including stock appreciation rights that are anticipated to be converted into stock options to purchase 1,137,012 shares of Series B common stock) issuable upon exercise of stock options outstanding as of March 3, 2000 (2,741,866 of which are exercisable as of March 3, 2000) at exercise prices ranging from $.25 to $10.75 per share, with a weighted average exercise price of $6.72 per share;

  . 3,333,334 shares of Series B common stock which we may sell to Colorado
    Spectra 4, LLC at a price of $7.50 per share under the agreement discussed in the section of this prospectus entitled "Certain
    Transactions--Sturm Equity Investment Agreement";

  . 23,778,435 shares of Series B common stock subject to issuance upon exercise of outstanding warrants at exercise prices ranging from $ .01 to $6.00 per share, with a weighted average exercise price of $2.48 per share; and

  . 2,275,705 shares of Series B common stock reserved for issuance under our stock option plans.

                                   DILUTION

   Our pro forma negative net tangible book value as of December 31, 1999 was approximately $113.6 million, or negative $3.40 per share. Our negative net tangible book value represents the amount of our total tangible assets reduced by the amount of our total liabilities. Pro forma negative tangible book value gives effect to the sale of 3,333,333 shares of Series B common stock to an affiliate of Donald L. Sturm for $7.50 per share on February 10, 2000, the exercise of warrants subsequent to December 31, 1999 into 470,092 and 800,000 shares of Series B common stock at exercise prices of $3.83 and $3.00 per share and the exercise of 56,975 stock options at an average exercise price of $3.34 per share subsequent to December 31, 1999. Without taking into account any other changes in the pro forma negative net tangible book value after December 31, 1999 other than to give effect to the receipt of the proceeds from the sale of 10 million shares of Series B common stock in this offering, less estimated underwriting discounts and commissions and other expenses of this offering and from the issuance of 5,787,476 shares of Series B common stock in the concurrent private placements (based on a public offering price of $17.00 per share, after reduction of seven percent representing the underwriting discount) our pro forma as adjusted net tangible book value as of December 31, 1999 would have been $2.75 per share. This represents an immediate increase in net tangible book value per share of $6.15 to the existing stockholders after taking into account the pro forma effect of transactions described above and immediate dilution in net tangible book value of $14.25 per share to new investors in this offering and the concurrent private placements. The following table illustrates the per share dilution:

 Assumed initial public offering price per share................         $17.00
  Pro forma negative net tangible book value per share as of
   December 31, 1999............................................ $(3.40)
  Increase in pro forma negative net tangible book value per
   share attributable to new investors in this offering.........   4.41
  Increase in pro forma negative net tangible book value per share attributable to investors in the concurrent private
   placements...................................................   1.74
 Pro forma as adjusted net tangible book value per share after
  this offering and the concurrent private placements...........           2.75
                                                                         ------
 Dilution per share to new investors............................         $14.25
                                                                         ======

   The following table summarizes, on the as adjusted basis described above as of December 31, 1999, the differences between existing stockholders, new investors in this offering and new investors from concurrent private placements and warrant exercises with respect to:

  . the number of shares of common stock purchased from us;

  . the total consideration paid to us; and

  . the average price per share paid, before deducting estimated discounts and commissions and estimated offering expenses payable by us.

                          Shares Purchased  Total Consideration
                         ------------------ -------------------- Average Price
                           Number   Percent    Amount    Percent   Per Share
                         ---------- ------- ------------ ------- ------------- ---
Existing stockholders
 pro forma ............. 33,458,922   67.9% $ 83,881,000   24.3%     $2.51
New investors in this
 offering............... 10,000,000   20.3   170,000,000   49.2      17.00
New investors in the
 concurrent private
 placements.............  5,787,476   11.8    91,500,000   26.5      15.81
                         ----------  -----  ------------  -----
  Total................. 49,246,398  100.0% $345,381,000  100.0%
                         ==========  =====  ============  =====

   The foregoing discussion and tables are based on a public offering price of $17.00 and no exercise of the underwriters' over-allotment option or of any outstanding stock options or warrants after March 3, 2000 and exclude:

  . 8,421,629 shares of Series B common stock (including stock appreciation rights that are anticipated to be converted into stock options to purchase 1,137,012 shares of Series B common stock) issuable upon exercise of stock options outstanding as of March 3, 2000 (2,741,866 of which were exercisable as of March 3, 2000) at exercise prices ranging from $.25 to $10.75 per share, with a weighted average exercise price of $6.72 per share;

  . Any exercise of our remaining agreement with Colorado Spectra 4, LLC that allows us to sell up to an additional 3,333,334 shares of Series B common stock at a price of $7.50 per share discussed in the section of this prospectus entitled "Certain Transactions--Sturm Equity Investment Agreement;"

  . 23,778,435 shares of Series B common stock subject to issuance upon exercise of outstanding warrants at exercise prices ranging from $ .01 to $6.00 per share, with a weighted average exercise price of $2.48 per share; and

  . 2,275,705 shares of Series B common stock reserved for issuance under our stock plans.

                     SELECTED CONSOLIDATED FINANCIAL DATA

   The financial data set forth below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus. The data for each of the two years ended September 30, 1998, the three months ended December 31, 1998, and the year ended December 31, 1999, have been derived from the audited financial statements appearing elsewhere in this prospectus. The data for the three months ended December 31, 1997 have been derived from the unaudited financial statements appearing elsewhere in this prospectus. The selected financial data for the years ended September 30, 1995 and 1996 have been derived from audited financial statements not included in this prospectus. The results of operations for the three months ended December 31, 1997 and 1998 are not necessarily indicative of the results of operations that may be expected for a full year. In our management's opinion, the accompanying consolidated unaudited financial statements include all adjustments (consisting of normal recurring items) necessary for a fair presentation of our results of operations and financial position. Certain prior period amounts have been reclassified to conform to the 1999 basis of presentation.

                                                                        Three Months Ended     Year Ended
                                 Year Ended September 30,                  December 31,       December 31,
                         -------------------------------------------  ----------------------  ------------
                           1995       1996       1997        1998        1997        1998         1999
                         ---------  ---------  ---------  ----------  ----------- ----------  ------------
                                                                      (unaudited)
                                           (in thousands, except share and per share data)
Statement of Operations
 Data:
Revenue:
 Internet services...... $     --   $     --   $     --   $      --    $     --   $      123   $   21,246
 Web integration and
  consulting services...       --         --         --          --          --        2,285       28,512
 Telephony services.....        97        354        171       1,091         114         565        4,738
                         ---------  ---------  ---------  ----------   ---------  ----------   ----------
   Total revenue........        97        354        171       1,091         114       2,973       54,496
                         ---------  ---------  ---------  ----------   ---------  ----------   ----------
Operating expenses:
 Network and service
  costs.................       188        247        474       1,029         144       2,707       39,606
 Selling, general and
  administrative........       740      3,870      7,421      16,113       2,248      10,812       67,128
 Depreciation and
  amortization..........        39         75        501       2,425         478       1,812       23,411
                         ---------  ---------  ---------  ----------   ---------  ----------   ----------
   Total operating
    expenses............       967      4,192      8,396      19,567       2,870      15,331      130,145
                         ---------  ---------  ---------  ----------   ---------  ----------   ----------
Loss from operations....      (870)    (3,838)    (8,225)    (18,476)     (2,756)    (12,358)     (75,649)
Other income (expense):
 Interest income........       --           9        149       6,749           7       3,227        6,960
 Interest expense.......       (38)       (27)    (1,372)    (16,898)     (1,349)     (8,600)    (37,928)
                         ---------  ---------  ---------  ----------   ---------  ----------   ----------
Loss before
 extraordinary item.....      (908)    (3,856)    (9,448)    (28,625)     (4,098)    (17,731)   (106,617)
Extraordinary loss--
 extinguishment of
 debt...................       --         --        (105)     (4,731)        --          --           --
                         ---------  ---------  ---------  ----------   ---------  ----------   ----------
Net loss................ $    (908) $  (3,856) $  (9,553) $  (33,356)  $  (4,098) $  (17,731)  $ (106,617)
                         =========  =========  =========  ==========   =========  ==========   ==========
Basic and diluted loss
 per common share:
 Loss before
  extraordinary item.... $    (.34) $   (1.38) $   (2.95) $    (1.56)  $   (1.25) $     (.68)  $    (3.83)
 Extraordinary loss--
  extinguishment of
  debt..................       --         --        (.03)       (.25)        --          --           --
                         ---------  ---------  ---------  ----------   ---------  ----------   ----------
 Net loss per common
  share................. $    (.34) $   (1.38) $   (2.98) $    (1.81)  $   (1.25) $     (.68)  $    (3.83)
                         =========  =========  =========  ==========   =========  ==========   ==========
Weighted average shares
 outstanding:
 Basic and diluted...... 2,706,000  2,792,250  3,209,450  18,395,172   3,265,567  26,196,664   27,804,356
                         =========  =========  =========  ==========   =========  ==========   ==========

                                                                Three Months Ended    Year Ended
                              Year Ended September 30,             December 31,      December 31,
                          -----------------------------------  --------------------  ------------
                          1995    1996      1997      1998        1997       1998        1999
                          -----  -------  --------  ---------  ----------- --------  ------------
                                                               (unaudited)
                                                        (in thousands)
Other Data:
EBITDA..................  $(831) $(3,763) $ (7,724) $ (16,051)  $ (2,278)  $(10,546)   $(50,346)
Capital expenditures....     25      908    12,647     23,041      2,490     14,453      63,085
Consolidated Cash Flow
 Data:
Net cash used by
 operating activities...   (781)  (2,168)   (7,446)   (13,160)    (1,117)      (931)    (41,656)
Net cash provided (used)
 by investing
 activities.............     45     (923)  (12,647)  (188,632)    (2,490)   (41,199)     41,672
Net cash provided (used)
 by financing
 activities.............    827    3,156    20,557    273,295      3,291       (250)     (1,067)

                                 September 30,
                         --------------------------------- December 31, December 31,
                         1995    1996     1997      1998       1998         1999
                         -----  -------  -------  -------- ------------ ------------
                                                (in thousands)
Balance Sheet Data:
Cash, and cash
 equivalents ........... $   6  $    72  $   536  $ 72,039   $ 29,659     $ 28,608
Marketable Securities...   ---      ---      ---   165,591    170,030       20,615
Working capital
 (deficit)..............  (192)  (1,801)  (3,319)  233,059    190,589       22,482
Property and equipment,
 net....................   122    1,088   20,331    44,020     61,247      123,161
Total assets............   173    1,427   25,321   294,105    294,816      261,783
Long-term debt,
 including current
 portion of debt and
 capital lease
 obligations............   106    1,009   19,684   256,659    265,427      302,205
Total stockholders'
 equity (deficit).......   (68)  (1,541)   2,264    29,373     11,794      (86,800)


   The Statement of Operations data for the three months ended December 31, 1998 presented above include our results for the entire three months and for Optec for the period from November 24, 1998, the date of our acquisition of Optec, through December 31, 1998. The Statement of Operations data for the year ended December 31, 1999 presented above include our results for FirstWorld and Optec for the entire year and for Slip.Net, Sirius, Hypercon, Internet Express, inQuo, Transport Logic and Intelenet, beginning with their respective acquisition dates through December 31, 1999.

   EBITDA, shown above under "Other Data," consists of earnings before interest, income taxes, extraordinary loss, depreciation and amortization and a one-time, non-cash litigation charge for the year ended December 31, 1999 of $1.9 million. We have included information concerning EBITDA in this prospectus because this type of information is commonly used in the communications industry as one measure of a company's operating performance and liquidity. EBITDA is not determined using generally accepted accounting principles and, therefore, EBITDA is not necessarily comparable to EBITDA as calculated by other companies. EBITDA also does not indicate cash provided by operating activities. You should not use our EBITDA as a measure of our operating income and cash flows from operations under generally accepted accounting principles. Both of those measures are presented above. You also should not look at our EBITDA in isolation, as an alternative to or as more meaningful than measures of performance determined in accordance with generally accepted accounting principles.

   Capital expenditures shown above under "Other Data" represent the cash paid for property and equipment. Capital expenditures, including accounts payable accruals, were $12.6 million, $26.1 million, $15.5 million and $65.9 million for the years ended September 30, 1997 and 1998, the three months ended December 31, 1998 and the year ended December 31, 1999, respectively.

             UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

   The following table sets forth selected historical consolidated financial information and unaudited pro forma condensed combined financial data for the year ended December 31, 1999. The pro forma information reflects our acquisitions of Slip.Net, Sirius, Hypercon, Internet Express, inQuo, Transport Logic and Intelenet, using the purchase method of accounting, and the effects of those acquisitions. We have presented this pro forma information to give you a better understanding of what our business might have looked like had we owned these acquired companies since January 1, 1999. These companies may have performed differently if they had actually been combined with our operations during these periods. You should not rely on the unaudited pro forma information as indicative of the historical results that we would have had or the future results that we will experience after the acquisitions. These pro forma results do not necessarily represent results that would have occurred if the consolidated acquisitions had taken place as of January 1, 1999. A pro forma condensed combined balance sheet as of December 31, 1999 is not presented as the effects of all acquisitions are included in the historical consolidated balance sheet data as of December 31, 1999 presented in "Selected Consolidated Financial Data--Balance Sheet Data."

   The historical column includes our results for the entire period. In addition, the historical column includes data for each of the acquisitions beginning on their respective acquisition date through the end of the year. The acquisitions column includes the data for the acquired entities from the beginning of the period through their respective acquisition date. Thus, the Unaudited Pro Forma Condensed Combined Statements of Operations, inclusive of adjustments, give effect to all acquisitions as if they had occurred on January 1, 1999.

   The pro forma adjustments are based upon available information and certain adjustments that our management believes are reasonable. Additionally, our management believes that all adjustments have been made to present fairly the unaudited pro forma condensed combined financial data.

   Historical financial statements of the individual acquired companies are not included in this prospectus because they are not significant either individually or in the aggregate.

        Unaudited Pro Forma Condensed Combined Statement of Operations
                     For the Year Ended December 31, 1999

                                                       Pro Forma
                             Historical  Acquisitions Adjustments   Pro Forma
                             ----------  ------------ -----------   ----------
                                             (in thousands)
 Revenue:
   Internet services........ $   21,246     $9,650      $   --      $   30,896
   Web integration and
    consulting services.....     28,512        --           --          28,512
   Telephony services.......      4,738        --           --           4,738
                             ----------     ------      -------     ----------
     Total revenue..........     54,496      9,650          --          64,146
                             ----------     ------      -------     ----------
 Costs and expenses:
   Operating expenses.......    106,734      9,352          --         116,086
   Depreciation and
    amortization............     23,411        883        6,566(a)      30,860
                             ----------     ------      -------     ----------
     Total operating
      expense...............    130,145     10,235        6,566        146,946
                             ----------     ------      -------     ----------
     Loss from operations...    (75,649)      (585)      (6,566)       (82,800)
                             ----------     ------      -------     ----------
 Other income (expense):
   Other income (expense)...      6,960        325         (862)(b)      6,423
   Interest expense.........    (37,928)      (156)         --         (38,084)
                             ----------     ------      -------     ----------
     Total other income
      (expense).............    (30,968)       169         (862)       (31,661)
                             ----------     ------      -------     ----------
     Net loss from
      continuing
      operations............ $ (106,617)    $ (416)     $(7,428)    $ (114,461)
                             ==========     ======      =======     ==========
 Net loss from continuing
  operations per share:
   Basic and diluted........ $    (3.83)                            $    (4.01)
                             ==========                             ==========
 Weighted average shares
  outstanding:
   Basic and diluted........ 27,804,356                 748,912(c)  28,553,268
                             ==========                 =======     ==========

--------
   The following pro forma adjustments have been made to the above.

  (a) Represents the recognition of amortization of goodwill associated with the various acquisitions as if they had been acquired on January 1, 1999. $56.0 million of goodwill is being amortized on a straight-line basis over the estimated useful life of three years for all acquired companies except Optec, which is amortized over ten years.

  (b) Represents interest income reflected in the historical FirstWorld statement of operations that would not have been earned if the acquisitions had occurred on January 1, 1999.

  (c) Represents the adjustment to reflect the effect of the pro forma shares being outstanding for the entire year.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and the financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those indicated in such forward looking statements. Please see "Risk Factors" and "Special Note Regarding Forward-Looking Statements; Market Data" elsewhere in this prospectus.

Overview

   We are a rapidly growing network-based provider of Internet, data and communications services. Our service offerings include high-speed Internet access, such as dedicated access and DSL; dial-up Internet access; web hosting and design; data center services, including co-location, access, application hosting, and monitoring services; e-commerce solutions; and web integration and consulting services. To complement our data services, we also provide telephony services in selected markets. Our strategy is to offer our customers a single source solution to meet a broad range of their increasingly complex Internet, data and communications needs. We primarily market our services, using a consultative sales approach, to small- and medium-sized businesses, and also selectively to larger businesses, wholesale customers and consumers. We currently provide services in nine metropolitan markets and intend to expand our market footprint into the Seattle market in 2000.

   Prior to 1997, we were engaged in the business of engineering, designing and installing fiber optic communications networks for third parties. Revenue generated from these activities has been shown as telephony services revenue. In 1997, we stopped bidding on engineering contracts in order to focus on the design and construction of our own communications network to service the Los Angeles metropolitan market. We commenced network operations in August 1997. Substantially all of our revenues generated in 1997 and 1998 resulted from providing telephony services to customers in the Los Angeles metropolitan market. In October 1998, Sheldon S. Ohringer joined our company as President and Chief Executive Officer. Since that time, we have expanded our management team significantly, adding a number of experienced data and communications executives.

   To capitalize on the growing demand for Internet and data services, the fastest growing segment of the communications industry, we made a strategic decision in the fourth quarter of 1998 to expand our services and emphasize Internet and data services and expand our market footprint. As a result of this decision, we began to acquire data communications companies beginning in November 1998. Since that time, we have acquired eight data communications and Internet companies in seven metropolitan markets and the customer base of a ninth company in an additional market. These acquisitions have significantly expanded our market presence and substantially increased our revenue.

   We currently provide selected Internet and data services in the San Francisco, San Diego, Portland, Denver, Houston, Salt Lake City, Dallas and Chicago metropolitan markets, and provide Internet, data and communications services in the Los Angeles metropolitan market. We are expanding our service offering in each of the markets we have entered in the last year to offer a broad range of data products and services. In addition to entering new markets on our own, we plan to acquire data communications companies in additional markets.

   From October 1, 1994 through December 31, 1999, we generated cumulative net losses of approximately $172.5 million and approximately $66.1 million of negative cash flow from operations. We expect that operating and net losses and negative operating cash flow will continue for at least the next several years and will increase significantly as we implement our growth strategy of expanding into new markets.

   In October 1998, we changed our fiscal year end from September 30 to December 31. We had a three-month transition period from October 1, 1998 through December 31, 1998.

Recent Acquisitions

   Optec

   On November 24, 1998, we acquired Optec, Inc., a company with operations in Oregon and Washington that provides web integration services to businesses, from Enron. As part of this acquisition, we also acquired rights to use fiber optic cable in parts of Oregon and rights to OC-3 level capacity to connect up to 15 cities on a nationwide long-haul network being developed by Enron. As consideration for the acquisition, we paid $18.3 million in cash and repaid $4.0 million of Optec's outstanding debt. We assigned values of $11.1 million, $9.2 million and $2.0 million to the long-haul network rights, Optec and the Oregon fiber optic rights, respectively. Since the long-haul network rights have not yet been placed into service, we are not amortizing this asset. We accounted for the acquisition of Optec under the purchase method of accounting. Approximately $5.6 million was recorded as goodwill and is being amortized on a straight-line basis over 10 years. We are amortizing the fiber optic rights on a straight-line basis over 20 years.

   Slip.Net

   On January 7, 1999, we purchased all of the outstanding capital stock of Accelerated Information, Inc., the parent company of Slip.Net, Inc., an Internet service company providing Internet access, web hosting services, e-commerce solutions and co-location services, primarily in the San Francisco Bay Area. The purchase price consisted of approximately $10.5 million in cash and 187,500 shares of our Series B common stock. We accounted for the acquisition under the purchase method of accounting. Approximately $10.8 million was recorded as goodwill and is being amortized on a straight-line basis over three years.

   Sirius

   On March 2, 1999, we purchased all of the outstanding capital stock of Sirius Solutions, Inc., d/b/a Sirius Connections, an Internet service company providing Internet access, web hosting services, e-commerce solutions and co-location services, primarily in the San Francisco Bay Area. The purchase price consisted of approximately $7.5 million in cash and 285,000 shares of our Series B common stock. We accounted for the acquisition under the purchase method of accounting. Approximately $8.5 million was recorded as goodwill and is being amortized on a straight-line basis over three years.

   Hypercon

   On June 1, 1999, we purchased all of the outstanding capital stock of Hypercon, Inc., an Internet service company providing Internet access, web hosting services, e-commerce solutions and co-location services in the Houston metropolitan area. The purchase price consisted of approximately $2.0 million in cash and 49,993 shares of our Series B common stock. Subsequent to the acquisition, we repaid approximately $215,000 in debt. We accounted for the acquisition under the purchase method of accounting. The total consideration of cash, stock and assumption of net liabilities was approximately $2.8 million. Approximately $2.8 million was recorded as goodwill and is being amortized on a straight-line basis over three years.

   Internet Express

   On June 14, 1999, we purchased all of the outstanding membership interests of Internet Express, LLC, an Internet service company providing Internet access and web hosting services in the Denver/Front Range metropolitan area, including Colorado Springs and Fort Collins. The purchase price consisted of approximately $1.0 million in cash and 30,000 shares of our Series B common stock. Subsequent to the acquisition, we repaid approximately $959,000 in various liabilities of Internet Express, LLC. We accounted for the acquisition under the purchase method of accounting. The total consideration of cash, stock and assumption of certain net liabilities was approximately $2.2 million. Approximately $2.2 million was recorded as goodwill and is being amortized on a straight-line basis over three years.

   inQuo

   On June 22, 1999, we purchased all of the outstanding capital stock of inQuo, Inc., an Internet service company providing dedicated Internet access in the Salt Lake City metropolitan area. The purchase price was approximately $844,000 of cash. We accounted for the acquisition under the purchase method of accounting. The total consideration of cash and acquired net liabilities of approximately $150,000 resulted in total consideration of approximately $1.0 million, which we recorded as goodwill and is being amortized on a straight-line basis over three years.

   Transport Logic

   On July 7, 1999, we acquired all of the outstanding capital stock of Oregon Professional Services, Inc., d/b/a Transport Logic, Inc., an Internet service company providing Internet access, web hosting services, e-commerce solutions and co-location services in the western and northwestern United States. The purchase price consisted of approximately $7.2 million in cash and 392,935 shares of our Series B common stock. We accounted for the acquisition under the purchase method of accounting. The total consideration of cash, stock and assumption of certain liabilities of approximately $1.0 million resulted in consideration of $10.5 million, which we recorded as goodwill and is being amortized on a straight-line basis over three years.

   Intelenet

   On July 14, 1999, we purchased all of the outstanding capital stock of Intelenet Communications, Inc., an Internet service company providing advanced connectivity, data center services and networking consulting in Southern California. The purchase price consisted of approximately $16.0 million in cash and 875,000 shares of our Series B common stock. We accounted for the acquisition under the purchase method of accounting. Approximately $20.2 million was recorded as goodwill and is being amortized on a straight-line basis over three years.

   FastLane

   On January 14, 2000 we purchased certain Internet assets of FastLane Communications, Inc. an Internet service provider and consultant in the Dallas/Fort Worth market, for a total consideration of $2.4 million.

   Many of the above acquired businesses were operating at or near the capacity of their operating platforms at the time we acquired them. We are currently in the process of integrating these businesses and expanding their platforms. Intergrating acquired businesses involves significant risks. See the section of this prospectus entitled "Risk Factors -- We Face Risks Involving Acquired Businesses and Potential Acquistions." We are devoting substantial resources towards expanding the platforms of these acquired businesses, and expect these businesses to experience increased rates of growth once these platforms are expanded and their operations are fully intergrated into those of our company.

Recent Developments

   Sturm Equity Investment

   On December 2, 1999 in order to secure additional financing that was expected to become necessary during the first quarter of 2000, we entered into an equity investment agreement with Colorado Spectra 4, LLC, which is an affiliate of Donald L. Sturm. This agreement allowed us to require Spectra 4 to purchase up to $50.0 million of our Series B common stock at a price of $7.50 per share. In return for this agreement Spectra 4 received a $5.0 million commitment fee.

   The agreement expires on the earlier of June 18, 2000 or the closing of our initial public offering, and sets forth three dates upon which we may require Spectra 4 to make a purchase of Series B common stock: February 15, March 31, 2000 and the date on which the agreement ultimately expires. In addition, the agreement provides that if at any time the value of the cash, cash equivalents and marketable securities we hold falls below $20.0 million, we will be deemed to have automatically exercised $25.0 million of this commitment. On February 7, 2000 we gave notice that this condition had been met and on February 10, 2000 we sold 3,333,333 shares of Series B common stock to Spectra 4 under the automatic trigger provision of the agreement for $25.0 million. We may exercise the right to cause Spectra 4 to purchase the remaining $25.0 million at a later date.

Private Placements

   We have recently entered into agreements to sell to the following investors, in private placements concurrent with this offering, an aggregate of $91.5 million of our Series B common stock at a price per share equal to 93% of the public offering price, which is approximately equal to the net of the underwriting discount in this offering.

  . Texas Pacific Group. This agreement calls for TPG FirstWorld I LLC, an affiliate of Texas Pacific Group, to purchase $50.0 million of our Series B common stock. FirstWorld has been informed that this entity has purchased all of Enron's Series A and Series B common stock pursuant to an unrelated agreement. The Series A common stock purchased by TPG converted automatically to Series B common stock in accordance with our certificate of incorporation. Based on the public offering price of $17.00, this entity will purchase 3,162,555 shares of Series B common stock in the private placement, and will hold an aggregate of 11,398,638 shares of Series B common stock and warrants to purchase an additional 5,236,038 shares of Series B common stock after the closing of this offering. This agreement is subject to customary closing conditions and is terminable at the investor's option if we have not consummated this offering by May 12, 2000.

  . Microsoft Corporation. This agreement calls for Microsoft to purchase $12.0 million of our Series B common stock. In return for this investment, Microsoft will receive a five-year warrant to purchase 75% of the number of shares of Series B common stock purchased at a price equal to 125% of the public offering price. Based on the public offering price of $17.00, Microsoft will purchase 759,013 shares, and the warrant will be exercisable for 569,260 shares at a per share strike price of $21.25. This agreement is subject to customary closing conditions.

  . SAIC Venture Capital Corporation. Our agreement with SAIC Venture Capital Corporation, an affiliate of Science Applications International Corporation, calls for SAIC to purchase $19.5 million of our Series B common stock. This agreement is terminable at SAIC's option if we have not consummated this offering as of May 12, 2000, among other customary closing conditions. Based on the public offering price of $17.00, SAIC will purchase 1,233,397 shares of Series B common stock.

  . Lucent Technologies Inc. This agreement calls for Lucent to purchase $10.0 million of our Series B common stock. Based on the public offering price of $17.00, Lucent will purchase 632,511 shares of Series B common stock. This agreement is subject to customary closing conditions.

   These concurrent private placements are likely to result in a total non-cash charge of approximately $7.0 million, equal to the difference between the gross public offering price per share and the price per share paid in the private placements, times the number of shares sold in the private placements. In addition, we anticipate that a deferred charge of approximately $2.4 million will be recorded in connection with a business relationship entered into concurrently with the private placements. This deferred charge would be amortized to earnings over the duration of this business relationship.

Revenue

   We currently derive revenue from three primary product categories: Internet services, web integration and consulting services and telephony services.

   Internet Services

   Internet services revenue is derived from providing high-speed Internet access, such as dedicated access and DSL, web hosting services, data center services and dial-up access. We first generated revenue from providing Internet services in December of 1998.

   Dial-up Internet access customers pay fixed monthly charges. High-speed Internet access customers, including dedicated access and DSL customers, when market conditions permit, pay us equipment charges, a one-time set-up fee and thereafter, fixed monthly charges. These charges vary depending on the type of service, the length of contract and local market conditions. High-speed Internet access customers typically sign a contract for a one year initial service period which becomes a month-to-month contract thereafter. These contracts may be terminated at any time; however, our customers generally remain obligated to pay for the initial contract period if they terminate within that period.

   For web hosting services, we typically charge a flat rate fee for shared and dedicated web hosting services based on the customer's server and network capacity requirements. We typically charge a one-time set-up fee and recurring fees based on the amount of data transmitted. We also receive fees for additional services provided to customers, such as remote monitoring and management and providing information on their site performance.

   Data center services revenue is derived from customers co-locating their file servers and equipment within our facilities. The fee paid by a customer is primarily based on the amount of space required to house their equipment and the related Internet connectivity as well as any value-added services provided.

   Revenue for all services is recognized as the service is provided. Amounts billed relating to future periods are recorded as deferred revenue and are recognized as revenue as services are rendered. To encourage potential customers to adopt our services, we sometimes offer reduced prices for an initial period. Internet services revenue is primarily affected by the number of customers, price and service competition. Prices for these services have been falling and we expect prices to continue to fall.

   Web Integration and Consulting Services

   Web integration and consulting services revenue is derived from network consulting, design, integration and equipment sales. Revenues are recognized under the percentage-of-completion method of accounting based upon the ratio that costs incurred bear to the total estimated costs for each contract. Web integration and consulting services revenue is primarily affected by the number of customers, price and service competition, price of equipment, product offering and timing of sales. While we believe that offering web integration and consulting services will provide us with access to a broader customer base, we expect this revenue to decrease as a percentage of total revenue in the future as we grow our Internet service offerings.

   Telephony Services

   Telephony services revenue is generated from local, long distance and other telephone services. We currently provide telephony services in the Los Angeles metropolitan market. We are installing switching equipment in the San Francisco Bay Area and in San Diego and expect to begin offering telephony services to customers in these markets during the second half of 2000. We generate telephony services revenue by replacing the basic telephony services currently provided by incumbent local exchange carriers, interexchange carriers and competitive local exchange carriers, including local, long distance and other telephony services.

   We recognize telephony services revenue in the month services are provided. Amounts billed relating to future periods are recorded as deferred revenue, and are recognized as revenue when services are rendered. Telephony services revenue is primarily affected by number of customers, price and service competition. Prices for these services have been falling and we expect prices to continue to fall.

Costs and Expenses

   Network and Service Costs

   Network and service costs include a variety of service and network operations costs. Network costs consist of payments to other communications carriers and DSL wholesalers for monthly recurring and non-recurring communications line charges incurred to provide DSL, integrated services digital network, frame relay and telephony services as well as backbone transport charges. Service costs include labor and materials associated with web integration and consulting services. Network and service operations costs include rent and utilities associated with co-locations, points of presence and network operations centers. We currently enter into operating leases for a significant portion of our infrastructure and we expect this practice to continue as we enter into new markets. Labor associated with line repair and maintenance is also included in network and service costs.

   Selling, General and Administrative

   Our selling, general and administrative, or SG&A, expenses consist of costs related to selling, marketing, customer care, provisioning, billing and collections, information technology, general management and overhead and other administrative expenses. We expect that SG&A expenses will increase significantly in the future as we expand operations into new markets and grow our sales and marketing staff.

   In connection with our grants of options during the first quarter of 2000 and stock appreciation rights outstanding as of December 31, 1999 and granted during the first quarter of 2000, we may be required to record material non-cash compensation charges beginning in the first fiscal quarter of 2000 resulting from the difference between the exercise price of these options and stock appreciation rights and the public offering price in this offering. Such charges will be amortized over the vesting periods of such options and stock appreciation rights, typically four years.

   Depreciation and Amortization

   Depreciation and amortization expenses include charges relating to depreciation of property and equipment, which consists principally of network infrastructure, communications equipment, buildings and leasehold improvements, furniture and equipment, and amortization of intangibles, including goodwill. We depreciate our assets and network infrastructure on a straight-line basis over the estimated useful life of each asset. Estimated useful lives for our assets currently range from three to 30 years. In addition, we have recorded goodwill in connection with our acquisitions, which we will amortize over a period generally expected to be three years, with the exception of goodwill associated with the acquisition of Optec, which is being amortized over 10 years.

   Interest

   Interest expense consists of interest expense associated with our debt. We incurred minimal interest expense prior to 1997. Interest expense during the fiscal year ended September 30, 1997 was primarily related to a revolving credit facility that we terminated on April 13, 1998. On April 13, 1998, we completed the issuance of our senior notes. Interest expense subsequent to this date primarily relates to our senior notes and capital leases. We are not currently scheduled to make any cash interest payments on our senior notes until the year 2003.

   Prior to 1998, interest income was minimal. Interest income during 1998 and subsequent to 1998 primarily represents interest earned on our investments in high-grade, short-term marketable securities and cash equivalents. Marketable securities consist of commercial paper with original maturities greater than three months but less than six months. Cash equivalents consist of money market instruments, commercial paper and government agency issues with maturities less than three months. We have classified our marketable securities as held-to-maturity, as we have the intent and ability to hold these securities to maturity.

   Year Ended December 31, 1999 Compared with Year Ended September 30, 1998

       Revenues

   Total revenues increased from $1.1 million for the year ended September 30, 1998 to $54.5 million for the year ended December 31, 1999, an increase of $53.4 million. The increase was primarily a result of increases in the aggregate number of our data communications customers. These customers were acquired as a result of our acquisitions of Optec, Slip.Net, Sirius, Hypercon, Internet Express, inQuo, Transport Logic and Intelenet. The remaining increase was due to the continued expansion of our customer base in the Los Angeles metropolitan area.

   Internet services. Internet services revenue was $21.2 million for the year ended December 31, 1999. There were no revenues for Internet services during the year ended September 30, 1998. Internet services revenue associated with our acquisitions was $18.6 million for the year ended December 31, 1999. The remaining increase is due to the provision of Internet services to our customer base in the Los Angeles metropolitan area.

   Web integration and consulting services. Web integration and consulting services revenue was $28.5 million for the year ended December 31, 1999. There were no revenues for Web integration and consulting services revenue during the year ended September 30, 1998. Web integration and consulting services revenue associated with our acquisitions was $26.3 million for the year ended December 31, 1999. The remaining increase is due to expansion of our services in the Los Angeles metropolitan area.

   Telephony services. Telephony services increased from $1.1 million for the year ended September 30, 1998 to $4.7 million for the year ended December 31, 1999, an increase of $3.6 million. This increase is due to the continued market penetration and expansion of our customer base in the Los Angeles metropolitan area.

       Operating Expenses

   Network and service costs. Network and service costs increased from $1.0 million for the year ended September 30, 1998 to $39.6 million for the year ended December 31, 1999, an increase of $38.6 million. Our acquisitions and the support of the customers acquired in those acquisitions increased network and service costs in aggregate by approximately $28.7 million for the year ended December 31, 1999. The remaining increase is due to the cost of providing service to our expanded customer base in the Los Angeles metropolitan area.

   Selling, general and administrative. SG&A expenses increased from $16.1 million for the year ended September 30, 1998 to $67.1 million for the year ended December 31, 1999, an increase of $51.0 million. The SG&A of acquired businesses increased our SG&A by an aggregate of approximately $18.5 million for the year ended December 31, 1999. Salaries and other related expenses, excluding the acquisitions, increased approximately $18.2 million for the year ended December 31, 1999, primarily due to higher staffing levels at our headquarters. Also, sales and marketing expenses, excluding the acquisitions, increased approximately $3.1 million for the year ended December 31, 1999, primarily due to various advertising campaigns. In addition, as further discussed in Note 14 in the accompanying financial statements for the year ended December 31, 1999, in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 79, we recorded a one-time capital contribution and corresponding one-time non-cash litigation charge during the year ended December 31, 1999 in the amount of $1.9 million. The remaining increase was due to higher overall expenses resulting from expansion of operations in accordance with the execution of our business plan.

   Depreciation and amortization. Depreciation and amortization expenses increased from $2.4 million for the year ended September 30, 1998 to $23.4 million for the year ended December 31, 1999, an increase of $21.0 million. The majority of the increase in depreciation and amortization is due to the amortization of goodwill and depreciation expense associated with our various acquisitions. Amortization of the goodwill and depreciation associated with these acquisitions approximated $12.8 million and $1.9 million, respectively, for the year ended December 31, 1999. The remaining increase related primarily to depreciation associated with communications equipment placed in service.

       Other

   Interest income. Interest income increased from $6.7 million for the year ended September 30, 1998 to $7.0 million for the year ended December 31, 1999, an increase of $211,000. In April 1998, the Company completed a debt offering of senior notes raising approximately $250.0 million in proceeds. The increase in interest earned is due to a higher average return on investments in marketable securities.

   Interest expense. Interest expense increased from $16.9 million for the year ended September 30, 1998 to $37.9 million for the year ended December 31, 1999, an increase of $21.0 million. This increase relates primarily to interest expense associated with the senior notes, partially offset by a reduction in interest expense associated with a revolving credit facility, which was terminated in April 1998. The Company is not currently scheduled to make any cash interest payments on the senior notes until the year 2003. Capitalized interest for the year ended December 31, 1999 and September 30, 1998 was $843,000 and $450,000, respectively.

   Extraordinary loss. An extraordinary loss of $4.7 million on the extinguishment of debt was recorded in the year ended September 30, 1998. The Company reported no extraordinary loss in the year ended December 31,

1999. On September 16, 1997, the Company entered into a revolving credit facility with a syndicate of lenders to provide financing for the construction of telecommunication networks and for general working capital purposes. The Company terminated the credit facility concurrently with the closing of the senior notes and paid the syndicate of lenders a $1.0 million termination fee pursuant to the terms thereof. This loss was inclusive of the termination fee and the write-off of unamortized debt discount and deferred financing costs.

   Quarter Ended December 31, 1998 Compared With Quarter Ended December 31,
   1997

       Revenue

   Total revenue increased from $114,000 for the quarter ended December 31, 1997 to $3.0 million for the quarter ended December 31, 1998, an increase of $2.9 million. Our revenue increased primarily as a result of our acquisition of Optec, which generated $2.3 million of revenue in the quarter ended December 31, 1998.

   Internet services. Internet services revenue was $123,000 for the quarter ended December 31, 1998. We had no Internet services revenue for the quarter ended December 31, 1997. Our Internet services revenue increased primarily as a result of the addition of the resale of high-speed Internet access to our product mix in the Los Angeles metropolitan market.

   Web integration and consulting services. Web integration and consulting services revenue was $2.3 million for the quarter ended December 31, 1998. We had no web integration and consulting services revenue for the quarter ended December 31, 1997. Our web integration and consulting services revenue related entirely to our acquisition of Optec.

   Telephony services. Telephony services increased from $114,000 for the quarter ended December 31, 1997 to $565,000 for the quarter ended December 31, 1998, an increase of $451,000. This increase was due to market penetration and expansion of our customer base in the Los Angeles metropolitan market.

       Costs and Expenses

   Network and service costs. Network and service costs increased from $144,000 for the quarter ended December 31, 1997 to $2.7 million for the quarter ended December 31, 1998, an increase of $2.6 million. This increase resulted from the following factors: the acquisition of Optec, which resulted in the addition of $1.8 million in operating costs; personnel costs associated with the expansion of our operations and network deployment groups; and increased operating costs relating to our expanded customer base in the Los Angeles metropolitan market.

   Selling, general and administrative. SG&A expenses increased from $2.2 million for the quarter ended December 31, 1997 to $10.8 million for the quarter ended December 31, 1998, an increase of $8.6 million. Significant factors contributing to the overall increase in SG&A expenses included an increase of approximately $4.5 million in personnel costs associated with increased staffing, executive signing bonuses and personnel bonuses; and an increase of approximately $558,000 associated with the operations of Optec.

   Depreciation and amortization. Depreciation and amortization expenses increased from $478,000 for the quarter ended December 31, 1997 to $1.8 million for the quarter ended December 31, 1998, an increase of $1.3 million. This increase primarily related to depreciation expense associated with new equipment purchases for our central office in Orange County, California. Also, during the quarter ended December 31, 1998, we recorded a charge of approximately $328,000 related to the write-down of certain unused telecommunications equipment.

       Other

   Interest income. Interest income increased from $7,000 for the quarter ended December 31, 1997 to $3.2 million for the quarter ended December 31, 1998. The increase in interest income is primarily attributable to the investment of the net proceeds from the sale of our outstanding senior notes.

   Interest expense. Interest expense increased from $1.3 million for the quarter ended December 31, 1997 to $8.6 million for the quarter ended December 31, 1998, an increase of $7.3 million. The increase in interest expense related primarily to additional interest expense associated with our outstanding senior notes, partially offset by a reduction in interest expense associated with a revolving credit facility which was terminated in April 1998. During the quarter ended December 31, 1998, interest costs of $333,000 were capitalized. No interest was capitalized for the quarter ended December 31, 1997.

   Year Ended September 30, 1998 Compared With Year Ended September 30, 1997

       Revenue

   Telephony services. Telephony services revenue increased from $171,000 for the fiscal year ended September 30, 1997 to $1.1 million for the fiscal year ended September 30, 1998, an increase of $929,000. Telephony services revenue increased as a result of our Orange County network being operational for a full year. This network began servicing customers in August 1997. Prior to the commencement of operations of the Orange County network, telephony services revenue consisted principally of reimbursable engineering, design and construction costs associated with the design of fiber optic communications networks and royalties from the license of a patent for fiber optic connectors. We did not generate revenue from any other source during this period.

       Costs and Expenses

   Network and service costs. Network and service costs increased from $474,000 for the fiscal year ended September 30, 1997 to $1.0 million for the fiscal year ended September 30, 1998, an increase of $565,000. This increase was principally due to increased personnel costs associated with operating and deploying our Orange County operations.

   Selling, general and administrative. SG&A expenses increased from $7.4 million for the fiscal year ended September 30, 1997 to $16.1 million for the fiscal year ended September 30, 1998, an increase of $8.7 million. The increase primarily resulted from the commencement of operations of our communications network in the Los Angeles metropolitan market. The increase also resulted in part from our management consulting obligations with an entity controlled by Donald L. Sturm and with Enron, pursuant to which we incurred costs aggregating $840,000 for the year ended September 30, 1998. See "Certain Transactions."

   Depreciation and amortization. Depreciation and amortization expenses increased from $501,000 for the fiscal year ended September 30, 1997 to $2.4 million for the fiscal year ended September 30, 1998, an increase of $1.9 million. This increase primarily related to depreciation expense associated with equipment purchased for our central office in Orange County as well as the built and leased elements of our fiber optic network and office and other equipment associated with our general operations.

       Other

   Interest income. Interest income increased from $149,000 for the fiscal year ended September 30, 1997 to $6.7 million for the fiscal year ended September 30, 1998, an increase of $6.6 million. The increase in interest income was primarily attributable to the investment of the net proceeds from the sale of our outstanding senior notes.

   Interest expense. Interest expense increased from $1.4 million for the fiscal year ended September 30, 1997 to $16.9 million for the fiscal year ended September 30, 1998, an increase of $15.5 million. The increase in interest expense related primarily to additional interest expense associated with our outstanding senior notes, partially offset by a reduction in interest expense associated with a revolving credit facility that was terminated in April 1998. Interest expense incurred during fiscal 1998 and fiscal 1997 was offset by approximately $450,000 and $52,000, respectively, of capitalized interest.

   Quarterly Results of Operations

   The following table sets forth certain unaudited consolidated statements of operations data for our most recent nine quarters. This information has been derived from our unaudited consolidated financial statements. In our management's opinion, this unaudited information has been prepared on the same basis as the audited annual consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for the quarters presented. This information should be read in conjunction with the audited consolidated financial statements and the related notes included elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of results for any future period. Certain prior period amounts have been reclassified to conform to the 1999 basis of presentation.

                         Dec. 31  Mar. 31  June 30   Sep. 30  Dec. 31   Mar. 31   June 30   Sep. 30   Dec. 31
                          1997     1998      1998     1998      1998      1999      1999      1999      1999
                         -------  -------  --------  -------  --------  --------  --------  --------  --------
                                                        (in thousands)
Revenue:
 Internet services...... $   --   $   --   $    --   $   --   $    123  $  2,412  $  3,865  $  6,926  $  8,043
 Web integration and
  consulting services...     --       --        --       --      2,285     5,207     7,124     7,682     8,499
 Telephony services.....     114      130       416      431       565       643     1,189     1,414     1,492
                         -------  -------  --------  -------  --------  --------  --------  --------  --------
   Total revenue........     114      130       416      431     2,973     8,262    12,178    16,022    18,034
                         -------  -------  --------  -------  --------  --------  --------  --------  --------
Costs and expenses:
 Network and service
  costs.................     144      192       247      446     2,707     5,696     8,886    11,194    13,830
 Selling, general and
  administrative........   2,248    2,525     4,898    6,442    10,812    10,912    13,723    21,320    21,173
 Depreciation and
  amortization..........     478      551       811      585     1,812     2,989     4,325     7,610     8,487
                         -------  -------  --------  -------  --------  --------  --------  --------  --------
   Total costs and
    expenses............   2,870    3,268     5,956    7,473    15,331    19,597    26,934    40,124    43,490
                         -------  -------  --------  -------  --------  --------  --------  --------  --------
Loss from operations....  (2,756)  (3,138)   (5,540)  (7,042)  (12,358)  (11,335)  (14,756)  (24,102)  (25,456)
Other income (expense):
 Interest income........       7       49     3,191    3,502     3,227     2,401     2,047     1,481     1,031
 Interest expense.......  (1,349)  (1,131)   (8,592)  (5,826)   (8,600)   (8,830)   (9,698)   (9,597)   (9,803)
                         -------  -------  --------  -------  --------  --------  --------  --------  --------
   Total other expense..  (1,342)  (1,082)   (5,401)  (2,324)   (5,373)   (6,429)   (7,651)   (8,116)   (8,772)
                         -------  -------  --------  -------  --------  --------  --------  --------  --------
Loss before
 extraordinary item.....  (4,098)  (4,220)  (10,941)  (9,366)  (17,731)  (17,764)  (22,407)  (32,218)  (34,228)
Extraordinary item--
 extinguishment of
 debt...................     --       --     (4,731)     --        --        --        --        --        --
                         -------  -------  --------  -------  --------  --------  --------  --------  --------
Net loss................ $(4,098) $(4,220) $(15,672) $(9,366) $(17,731) $(17,764) $(22,407) $(32,218) $(34,228)
                         =======  =======  ========  =======  ========  ========  ========  ========  ========

   We could experience quarterly variations in revenue and operating income as a result of many factors, including:

  . changes in our revenue mix among our various service offerings;

  . the introduction of new services by us;

  . actions taken by competitors;

  . the timing of an acquisition or loss of customers; and

  . the timing of additional SG&A expenses incurred to acquire and support new or additional business.

Liquidity and Capital Resources

   Our existing operations have required and will continue to require substantial capital investment for the construction of data center facilities, installation of communications equipment, DSL equipment, incumbent local exchange carrier co-locations, fiber optics and other electronics and related equipment. In addition, we expect to incur operating losses for at least several years. Such expansion will require significant additional capital for the design, development and construction of our network, business acquisitions and the funding of operating losses as a result of expanding the network into new markets.

   To date, we have satisfied our cash requirements through the private placements of debt and equity securities. From our inception through December 31, 1999, we raised approximately $63.7 million in net proceeds from the sale of equity securities and $241.8 million in net proceeds from the sale of debt securities.

   On December 30, 1997, we consummated a private placement of our Series A common stock to an entity controlled by Donald L. Sturm and Enron. Aggregate proceeds from this offering totaled approximately $26.5 million, net of offering commissions and certain other advisory fees, and were received on January 6, 1998. On April 13, 1998, concurrent with our senior notes offering discussed below, we completed an additional $18.8 million, net of offering commissions and other fees, private placement of capital stock to an entity controlled by Donald L. Sturm and Enron. In addition, we have raised approximately $16.2 million, net of offering commission and other fees, from the issuance of Series A, B and C preferred stock and $1.1 million from the exercise of options to purchase our Series B common stock. All shares of preferred stock have subsequently been converted to Series B common stock.

   On April 13, 1998, we completed an offering of senior notes pursuant to Rule 144A under the Securities Act of 1933. In this debt offering, we sold 470,000 units consisting of 13% Senior Discount Notes due 2008 and warrants to purchase, at $.01 per share, an aggregate of 3,713,094 shares of our Series B common stock. The aggregate net proceeds of the debt offering were $241.8 million.

   On December 2, 1999, we entered into an equity investment agreement with Spectra 4, LLC, an entity controlled by Donald L. Sturm, for a $50.0 million equity commitment. This agreement allows us to require that Spectra 4 purchase up to $50.0 million of Series B common stock priced at $7.50 per share. The agreement expires on June 19, 2000, or upon the closing of this offering.

   The equity investment agreement contains three dates on which we can require Spectra 4 to purchase our Series B common stock. These dates are:
February 15, 2000; March 31, 2000; and the expiration date of the Agreement. Additionally, if our cash, cash equivalents and marketable securities position is $20.0 million or less, we will automatically exercise $25.0 million of the commitment. Under the terms of the Sturm equity investment agreement, we have agreed to pay Spectra 4 a non-refundable $5.0 million commitment fee not later than the closing of this offering. On February 10, 2000, pursuant to the automatic trigger provisions of this agreement, we sold 3,333,333 shares to Spectra 4 for cash proceeds of $25.0 million.

   In February 2000 we entered into separate agreements with Microsoft Corporation, Lucent Technologies Inc., SAIC Venture Capital Corp., and Texas Pacific Group. These agreements call for the purchase of an aggregate of $91.5 million of our Series B common stock. These agreements and their related accounting are discussed in more detail under "Management's Discussion and Analysis--Recent Developments."

   On February 3, 2000 we issued 470,092 shares of Series B common stock upon the exercise of a warrant at a price of $3.83 per share, resulting in proceeds to FirstWorld of $1.8 million. An additional warrant holder has notified us that, immediately prior and contingent upon to the closing of this offering, it intends to exercise a warrant to purchase 800,000 shares of Series B common stock at a price of $3.00 per share, which will result in proceeds to us of $2.4 million.

   As of December 31, 1999, we had $49.2 million of cash, cash equivalents and marketable securities, and an accumulated deficit of $172.5 million.

   For the year ended September 30, 1998, the three months ended December 31, 1998 and the year ended December 31, 1999, capital expenditures were $23.0 million, $14.5 million and $63.1, respectively. In addition, we had expenditures related to acquisitions of $44.8 million for the year ended December 31, 1999. FirstWorld's Statements of cash flows for the year ended September 30, 1998 and the three months ended December 31, 1998 have been adjusted to remove accruals associated with capital expenditures.

   We have a number of commitments, including certain contractual obligations with the City of Anaheim, the Irvine Company, and a long distance carrier. We are also engaged in various other legal matters arising in the ordinary course of our business and believe that the outcome of these actions will not have a material adverse effect on our results of operations, liquidity or financial positions. See further discussion in Note 7 - "Commitments and Contingent Liabilities," Note 14 - "Legal Proceedings" and Note 16 - "Subsequent Event (Unaudited)" in the accompanying financial statements for the year ended December 31, 1999.

   We believe that the net proceeds of this offering, together with the proceeds of the Sturm equity investment agreement, and the concurrent private placements, our existing cash, cash equivalents and marketable securities, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next 12 months. Thereafter, we may require additional funds to support our working capital and capital expenditure requirements and may seek to raise additional funds through public or private equity or debt financing or other sources for such requirements and acquisitions of technologies, companies and development of our existing and new services. Any additional financing we may need may not be available on terms favorable to us, or at all.

   Our sources and uses of funds were as follows:

                                 Year Ended       Three Months
                               September 30,         Ended      Year Ended
                             -------------------  December 31, December 31,
                               1997      1998         1998         1999
                             --------  ---------  ------------ ------------
                                              (in thousands)
Net cash used by operating
 activities................  $ (7,446) $ (13,160)   $   (931)    $(41,656)
Net cash provided (used) by
 investing activities......   (12,647)  (188,632)    (41,199)      41,672
Net cash provided (used) by
 financing activities .....    20,557    273,295        (250)      (1,067)

   Net cash used in operations for the year ended December 31, 1999, the three months ended December 31, 1998 and the fiscal years ended September 30, 1998 and 1997 were primarily due to net operating losses, offset in part by, non-cash items, consisting mainly of depreciation and amortization.

   Net cash provided by investing activities for the year ended December 31, 1999 was primarily a result of the maturity of short-term investments, partially offset by the purchase of short-term investments, acquisitions and capital expenditures. Net cash used by investing activities for the three months ended December 31, 1998 was primarily the result of acquisitions and capital expenditures. Net cash used by investing activities for the fiscal year ended September 30, 1998 was primarily a result of the purchase of short-term investments and capital expenditures partially offset by the maturity of short-term investments. Net cash used by investing activities for the year ended September 30, 1997 was primarily a result of our capital expenditures.

   Net cash used by financing activities for the year ended December 31, 1999 was primarily a result of the repayment of debt assumed in our acquisitions, partially offset by proceeds from the exercise of stock options and warrants. Net cash provided by financing activities for the year ended September 30, 1998 was primarily due to proceeds from the issuance of our outstanding senior notes. Net cash provided by financing activities for the year ended September 30, 1997 was primarily due to proceeds from the issuance of equity securities and borrowings under a credit facility.

Quantitative and Qualitative Disclosures about Market Risk

   We are exposed to fluctuations in interest rates and market value of our investments. Our exposure to fluctuations in interest rates and market values of our investments relates primarily to our short-term investment portfolio, which is included in cash and cash equivalents and marketable securities. We have not used derivative financial instruments in our investment portfolio. We invest our excess cash in high-grade commercial paper, money market instruments and government agency issues and we limit the amount of credit exposure to any one issuer. Due to the short-term nature of our investments, the impact of interest rate changes would not be expected to have a significant impact on the value of these investments. The effect of interest rate and investment risk on us has not been significant.

   Investments in fixed rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates. Because of this, our future investment income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that have declined in market value due to changes in interest rates.

   Management believes that the carrying amounts shown for our financial instruments reasonably approximate their fair values.

Year 2000 Readiness Disclosure

   All references to Year 2000 within this prospectus are provided as "Year 2000 Statements" within the meaning of the Year 2000 Information and Readiness Disclosure Act.

   We instituted a comprehensive internal Year 2000 compliance program designed to enable us to continue our business without interruption as we moved into the Year 2000. We established our Year 2000 compliance program to address the impact of the Year 2000 date transition on our operations. This program covered not only our internal information systems and other information technology facilities such as data and telephony communications, building management, and security systems, but also the readiness and compliance programs of our key suppliers.

   We completed our evaluation of all of our systems and applications for Year 2000 compliance prior to the end of 1999. These systems and applications included internal information technology applications (such as billing and customer service), network infrastructure (such as corporate local- and wide area networks, user workstations and off-shelf software applications), customer Internet service provider platform, customer telephony platform, and corporate facilities (such as offices, phone systems and voice mail). In most cases, we obtained these systems and applications from third parties. Our evaluation consisted of extensive review of product Year 2000 compliance information on vendor supplied items and services available online, in vendor literature and through trade group resources, and inquiries made to our significant third-party business partners, suppliers and vendors to determine whether their products were Year 2000 compliant. As a result of our evaluation, we generally executed vendor prescribed methodologies, where applicable, to make these items Year 2000 compliant. Since the century date change, we have not experienced any significant disruption in our business due to Year 2000 issues.

   To date, our expenses associated with our Year 2000 compliance program have been approximately $350,000. Our expenses have generally related to the operation costs associated with time spent by our employees and consultants in the evaluation process and Year 2000 compliance in general.

Recent Accounting Pronouncements

   In June 1998 and June 1999, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), and SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB No. 133" ("SFAS No. 137"). We are required to adopt SFAS No. 133 and SFAS No. 137 in the year ended December 31, 2001. These pronouncements establish methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. To date, we have not entered into any derivative financial instruments or hedging activities.

                                   BUSINESS

The Company

   We are a rapidly growing network-based provider of Internet, data and communications services. Our service offerings include high-speed Internet access, such as dedicated access and digital subscriber line, or DSL; dial-up Internet access; web hosting and design; data center services including co-location, access, application hosting and monitoring services; e-commerce solutions; and web integration and consulting services. To complement our data services offerings, we also provide telephony services in selected markets. Our strategy is to offer our customers a single source solution to meet a broad range of their increasingly complex Internet, data and communications needs. We primarily market our services, using a consultative sales approach, to small- and medium-sized businesses, and also selectively to larger businesses, wholesale customers and consumers.

   Prior to 1998, we offered telephony and network construction services in the Los Angeles metropolitan market. To capitalize on the growing demand for Internet and data services, the fastest growing segment of the communications industry, we made a strategic decision in 1998 to broaden our service offering, emphasize Internet and data services and expand our market footprint. Since that time, we have acquired eight companies and the customer base and certain assets of a ninth company to enhance our Internet and data service offerings and expand our market presence. In November 1998, we expanded into the Portland area by acquiring Optec, a company providing web integration services to businesses. In early 1999, we entered the San Francisco Bay Area through the acquisition of two Internet service providers, Slip.Net and Sirius. We continued our market expansion with the acquisition of four Internet service providers in June and July 1999, giving us a market presence in Houston, Denver and Salt Lake City, and expanding our existing presence in Portland. In July 1999 we acquired Intelenet, an Irvine, California-based provider of data center and managed services with operations in the Los Angeles basin and the Chicago metropolitan area. Most recently, in January 2000, we entered the Dallas market by acquiring the Internet customer base of FastLane Communications.

   We currently offer selected Internet and data services in the San Francisco, San Diego, Portland, Denver, Houston, Salt Lake City, Dallas and Chicago metropolitan markets and provide Internet, data and communications services in the Los Angeles metropolitan market. We operate data centers in Glendale, San Diego, Santa Clara, Irvine and Denver, totaling approximately 66,000 square feet. We are in the process of expanding our service offering in each of the markets we have entered in the last year to include a broad range of data products and services. We plan to open data centers in each of the markets we currently serve and intend to expand our service offerings into the Seattle metropolitan market in 2000. The data centers we plan to open in 2000 will bring our total operational data center space to over 290,000 square feet. As of December 31, 1999, we had approximately 2,300 DSL lines, 1,300 dedicated access lines, 55,100 dial-up accounts, 10,600 web hosting accounts, 325 web integration customers and 1,200 telephony accounts.

   We deliver our services over a communications network that utilizes advanced packet-switching technology and the communications protocol known as Internet Protocol, or IP, that enables us to provide cost-effective services to our customers. Our network combines equipment housed in our own facilities and equipment interconnected to the incumbent local exchange carrier's central office with redundant, high-speed connectivity to the Internet backbone. Key components of our network architecture are our Internet data centers. These centers house our own Internet platform, support our shared and dedicated server hosting products and provide co-location space for our customers' equipment.

   As part of the Optec acquisition, we acquired rights to use capacity to connect up to 15 cities on a nationwide, long-haul fiber-optic network currently under construction by Enron. We plan to expand into selected cities served by the Enron network as cities on this network come on-line. In January 2000, Enron advised us that capacity on this network is available in Portland, Los Angeles and Salt Lake City. Enron is also obligated to deliver capacity to Denver, Houston, Dallas and Miami.

   We have been certified as a competitive local exchange carrier in California, Colorado, Oregon, Texas, Washington and Utah and have an application pending in Illinois. We plan to seek certification in additional states as we expand our services into new markets.

   In October 1998, Sheldon S. Ohringer joined FirstWorld as President and Chief Executive Officer and the leader of a new management team. Mr. Ohringer was formerly the President of ICG Telecom Group, Inc., the principal operating subsidiary of ICG Communications, Inc. Since that time we have expanded our management team significantly, adding a number of experienced data and communications executives. Our equity sponsors include entities controlled by Donald L. Sturm. Mr. Sturm is a private equity investor and the former Vice Chairman of Peter Kiewit Sons' Inc. Mr. Sturm, who participated in the decision by Peter Kiewit Sons' to invest in MFS Communications and who owns a significant interest in Level 3 Communications, controls entities which have invested approximately $55 million in FirstWorld, including the recent purchase of 3,333,333 shares of Series B common stock pursuant to the automatic trigger provisions of the Sturm equity investment agreement.

   On March 3, 2000, Texas Pacific Group purchased from Enron all of Enron's shares of our Series A and Series B common stock and warrants to purchase an additional 5,236,038 shares of our Series B common stock for an aggregate consideration of $129.1 million.

   Concurrently with this offering, we are also offering shares of our Series B common stock to Texas Pacific Group for $50.0 million, SAIC Venture Capital Corporation for $19.5 million, Microsoft Corporation for $12.0 million (including warrants exercisable for 569,260 shares at an exercise price of $21.25 per share) and Lucent Technologies Inc. for $10.0 million.

Industry Overview

   Data communications is the fastest growing segment of the communications industry. The Internet, in particular, has emerged as one of the fastest growing communications medium in history and is dramatically changing how businesses and individuals communicate and share information. International Data Corporation estimates that the number of Internet users worldwide will grow from 97 million at the end of 1998 to 320 million by 2002. Forrester Research, Inc. projects that the total market for Internet access and hosting will grow from $3.7 billion in 1998 to approximately $56.6 billion by 2003.

   The Internet's rapid growth as an essential communications medium has created a substantial market opportunity for companies such as ours that provide Internet, data and communications services. We believe we are well positioned to capitalize on this opportunity due to the convergence of the following factors:

  . Growing Demand for Single Source Internet and Data Solutions. Many companies, particularly small- and medium-sized businesses, lack the expertise, capital or personnel required to install, maintain and monitor their own web servers, web sites and access facilities. In addition, these businesses must contend with the cost and complexity of retaining multiple vendors for their data needs: Internet service providers for Internet access and web hosting, data center companies for co-location and data center services, and equipment integrators for network configuration and installation. We believe that these businesses can benefit from, and are increasingly demanding, a single source solution for their Internet and data requirements.

  . Small- and Medium-Sized Businesses Expected to Fuel Growth. We believe that a significant portion of the growth in data communications will be generated by small- and medium-sized businesses, which we believe have traditionally been underserved by the larger communications providers. Data communications, particularly through the Internet, have made it possible for smaller companies to compete more effectively with larger competitors by reducing their costs of communicating with employees, customers and suppliers. eStats estimates that less than 10% of small-sized businesses and less than 30% of medium-sized businesses currently maintain their own web site, and that less than 15% of these businesses in total are currently conducting sales on-line. In addition, according to eStats, less than 25% of small-sized businesses and less than 50% of medium-sized businesses are currently connected to the Internet.

  . Emergence of Third Party Co-location Services. Internet infrastructure and applications platforms are complex and sensitive to environmental factors, such as temperature and power fluctuations. These factors, together with the need for increased bandwidth, have led many businesses to rely on third parties to house, monitor and maintain the equipment that supports their web sites, e-commerce platforms and other business-critical applications at secure climate controlled facilities. Housing these platforms at third party sites also allows for easier maintenance and operation. In addition, by locating equipment in another provider's facility, customers can more easily increase their Internet capacity, allowing them to scale their presence more quickly.

   An increasing number of new businesses are conducting a significant portion of their operations on the Internet. These businesses have an expanding need for co-location space that allows them the flexibility to rapidly add additional servers as their businesses grow. Many of these companies are also building redundancy into their web presence by housing their equipment at multiple locations to protect against a network or server failure at any single location.

  . Increasing Demand for High-Speed Internet Access. The rapidly expanding number of Internet users and the growth in bandwidth-intensive applications, combined with the availability of reasonably priced high-speed access products, such as DSL, is increasing demand for high-speed Internet connections, particularly among small- and medium-sized businesses and individual consumers. Higher access speeds enable businesses to maintain complex web sites, including web sites that allow them to access critical business information, conduct electronic business, or e-commerce, and communicate more efficiently with business partners, customers and employees. Additionally, many companies are supporting increasing numbers of remote offices and workers who require high-speed access to network resources.

   Traditionally, small- and medium-sized businesses, telecommuters and individuals have relied on low speed lines for data transport. For example, according to International Data Corporation, approximately 78% of Internet access revenue derived from small- and medium-sized business in 1997 was generated using relatively slow 28.8 to 56 kilobits per second dial-up modems or integrated services digital networks, or ISDN, lines. In the future, we believe there will be an increasing demand for high-speed connectivity as businesses, telecommuters and individuals seek solutions with higher data transmission speeds.

  . Trend Toward Outsourcing of Internet Operations. Our customers are increasingly finding that investing in the resources and personnel required to maintain their web infrastructure is cost-prohibitive and extremely difficult given the shortage of technical talent and the risk of technological obsolescence. As a result of these factors, many small- and medium-sized businesses are seeking to outsource their web facilities and system needs, to focus on their core competencies. Demand for web hosting, co-location services and outsourced e-commerce solutions is expected to grow. Forrester Research has estimated the demand for web hosting services in the U.S. was approximately $875 million in 1998 and is expected to grow to approximately $14.6 billion by 2003.

The FirstWorld Solution

   We provide a variety of Internet, data and communications services, including high-speed Internet access, dial-up Internet access, web hosting and design, data center services, e-commerce solutions and web integration and consulting services. To complement our data services offerings, we also provide telephony services in selected markets. Our strategy is designed to offer our customers a single source solution to meet a broad range of their increasingly complex Internet, data and communications needs. We primarily market our services, using a consultative sales approach, to small- and medium-sized businesses, and secondarily to larger businesses, wholesale customers and consumers. We typically seek to bundle our services, but our customers can select from the services we offer to tailor the most appropriate solution for their needs. We believe the FirstWorld solution offers a number of benefits to our customers including:

  . Single Source Data Solution. We currently provide a broad range of Internet and data services that allow our customers to effectively outsource their Internet and data needs to a single provider. Today, we believe most service providers provide a subset of the services that we offer and that we represent a new, single source Internet and data solution. We differentiate our services from our competitors by providing our customers with sophisticated, integrated data solutions and superior customer service. In addition, we attempt to bundle our services which allows us to lower customer turnover, increase revenue per customer and lower customer acquisition costs.

  . Flexibility and Scalability. We have designed our service offerings to enable customers to purchase the level of service, product set, access speed and functionality that meet their existing requirements while at the same time allowing them to easily upgrade services as their Internet and communications needs grow. We provide flexible service pricing, billing our customers according to their bandwidth and capacity utilization, as opposed to traditional flat-rate billing.

  . Small- and Medium-Sized Business Focus. Our primary target market is small- and medium-sized businesses, which we believe have traditionally been underserved by larger communications providers, have limited resources and are increasingly looking to outsource their Internet, data and communications requirements. Using a consultative sales approach, we work with small- and medium-sized businesses to solve the full range of these needs. These businesses typically lack the expertise to address all of their Internet, and data requirements in-house and are therefore best positioned to benefit from our solution.

  . Reliable and Secure Data Centers. We currently operate five data centers and are in the process of constructing six additional data centers to meet the growing demand for third party co-location services. Our data centers are technologically advanced facilities with redundant, high-speed connectivity to the Internet, uninterruptible power supplies, back-up generators, fire suppression, computer floors, separate cooling zones, seismically braced racks, 24 hour / 7 days a week monitoring and high levels of security. Through these centers we offer our customers a secure environment in which to house their critical data communications equipment and obtain access to high bandwidth connectivity to the Internet.

  . High-Speed, Cost-Effective Internet Access. We provide a full range of high-speed Internet access products from a wide range of DSL service options through DS-3 connectivity, allowing our customers to choose a cost-effective solution that fits their high-speed access needs. We also offer dial-up Internet access for those seeking entry-level connectivity and remote access services.

  . High Quality Service and Customer Support. We strive to provide our customers with end-to-end solutions to their Internet, data and communications needs. An important part of our solution is to provide our customers with superior customer service and support. We believe that this differentiates us from many of our competitors, particularly larger service providers who have typically not focused on our market segment. By organizing a direct sales organization around customers and focusing on end-users' needs, we seek to attain a high level of customer satisfaction, achieve customer loyalty and accelerate the adoption of our services.

Growth Strategy

   Our objective is to become a leading provider of a comprehensive range of Internet, data and communications solutions. Key elements of our strategy include:

  . Provide Single Source Internet and Data Services. We seek to provide a broad range of services to fulfill the Internet, data and communications requirements of our customers. We believe that "one-stop shopping" capabilities enable us to provide significant value to our customers and ultimately reduce customer turnover. As such, we are in the process of expanding our service offering in each of the markets we have entered. We believe that our focus on data solutions differentiates us from other communications companies, many of whom sell a limited number of data services, and enables us to attract customers with intensive Internet and data needs. We are also continuing to develop and expand our product set with services and features that have technologically advanced and value-added capabilities to serve the evolving needs of our customer base.

  . Focus on Small- and Medium-sized Business Customers. We target primarily small- and medium-sized business customers. We believe these customers have traditionally been underserved by larger communications providers. In addition, many of them find it difficult and uneconomical to maintain their web infrastructure and are increasingly looking to outsource their Internet, data and communications requirements.

  . Employ Consultative Sales Approach and Superior Customer Care. Our sales personnel consult with our customers, offering them a broad array of products and services and tailored Internet, data and communications solutions to fit their business needs. Our direct sales force has been trained to sell a broad range of Internet, data and communications products. We believe that by actively consulting with customers to help them identify and implement their data communications initiatives, we develop close relationships with our customers, enhance customer retention and differentiate ourselves from our competitors.

  . Deploy Flexible, Cost-Effective Networks. To provide Internet, data and communications solutions, we are deploying an advanced integrated platform that utilizes standard, scalable resources and architecture components. We have designed our networks to support a wide array of services and to be compatible with technologies still under development in the industry. We use a demand-driven approach to network deployment, marketing our services to a geographically targeted cluster of businesses before committing to implementation of network infrastructure. Additionally, we seek to combine elements of our network with those of other service providers to offer a more cost-effective solution to our customers and expand our network reach.

  . Pursue a Focused Acquisition Strategy. To date, we have acquired eight companies and the customer base of a ninth to expand our Internet and data product offerings and geographic market presence. We expect to continue to pursue a strategy of acquiring Internet and data communications companies that increases the breadth of our product offering, accelerates our penetration into new markets and grows our customer base. By pursuing market entry through acquisitions, we can quickly acquire new customers in a given region, cross-sell additional data services to existing customers and enhance our network utilization. Our senior management team has significant experience in the acquisition and integration of businesses.

Our Markets

   We currently provide service in nine metropolitan areas in California, Colorado, Illinois, Oregon, Texas and Utah. Additionally, we plan to deploy our services in the Seattle market by the end of 2000. We evaluate new markets based on their demographic profile, competitive landscape and the availability of network facilities, including the availability of the Enron nationwide long-haul network.

   The following table shows our existing and planned primary markets for 2000 as well as the services we currently offer and expect to offer in that time frame. In the following table, the term Internet refers to high-speed Internet access services including dedicated access and DSL; dial-up Internet access; web hosting and design services; and e-commerce solutions. Additionally, we define our primary markets as those in which we have or plan to have sales staff resident in the market.

     Primary Markets      Market Entry  Date Current Services Offered  Future Services
---------------------------------------------------------------------------------------
  Los Angeles (1)                3Q97        . Internet                --
                                             . Data center
                                             . Voice
                                             . Web integration
---------------------------------------------------------------------------------------
  Portland (1) (2)               4Q98        . Internet               . Data center
                                             . Web integration
---------------------------------------------------------------------------------------
  San Francisco Bay Area         1Q99        . Internet                --
   (1) (2)                                   . Data center
                                             . Web integration
---------------------------------------------------------------------------------------
  Houston (1) (2)                2Q99        . Internet               . Data center
                                             . Web integration
---------------------------------------------------------------------------------------
  Denver/Front Range (1)         2Q99        . Internet                --
   (2)                                       . Data center
                                             . Web integration
---------------------------------------------------------------------------------------
  Salt Lake City (1) (2)         2Q99        . Internet               . Data center
                                                                      . Web integration
---------------------------------------------------------------------------------------
  Chicago (1) (2)                3Q99        . Internet                --
                                             . Data center (3)
---------------------------------------------------------------------------------------
  San Diego (1)                  4Q99        . Internet                --
                                             . Data center
                                             . Web integration
---------------------------------------------------------------------------------------
  Dallas (1) (2)                 1Q00        . Internet               . Data center
                                                                      . Web integration
---------------------------------------------------------------------------------------
  Seattle (1)                    4Q00         --                      . Internet
                                                                      . Web integration

--------
(1) Indicates that we have received or applied for competitive local exchange carrier certification, meaning that we can provide telephony service directly rather than by reselling services provided by other communications companies.
(2) Indicates markets we entered through acquisition.
(3) Data center services in Chicago are currently provided out of a facility owned and managed by a third party.

Our Products and Services

   We provide a wide range of Internet, data and communications products and services that enable our customers to increase the speed, efficiency and reliability of their communications. These products and services include:

  . Internet access services, including dial up, ISDN, DSL and dedicated access;

  . data center services;

  . web hosting and design services;

  . e-commerce solutions;

  . web integration and consulting services; and

  . voice services.

   Our products and services are designed to meet the evolving needs of our customers and to support them as those needs grow, thus enhancing sales efficiency and lowering customer turnover. We believe that our comprehensive product and service offering enables us to provide single source solutions that support our customers' Internet, data and communications needs throughout their business lifecycle.

   Internet Access Services. We offer a variety of Internet access solutions, providing customers with reliable access to the Internet. With access speeds ranging from 56 kilobits per second for entry-level dial-up customers to dedicated services at 1.54 megabits per second (T-1) to 45 megabits per second (DS-3) for large enterprise users and growing online businesses, we tailor our Internet access offerings to meet the varying needs of our customers. Many new customers are selecting advanced, high-speed access services such as DSL. DSL services allow data transfer rates at speeds of up to 7.1 megabits per second over existing copper telephone lines. Our access customers can also purchase our enhanced web services, such as domain name registration, web hosting, additional Internet protocol addressing, and multiple e-mail accounts. All of our customers have access to technical support 24 hours a day, 7 days a week.

   The following table describes several of our most popular Internet access services:

        Description                   Speed             Monthly Price
----------------------------------------------------------------------
  Dial-Up Services
    Basic                  . 56Kbps                    $19.95
    Business               . 56Kbps                    $34.95
----------------------------------------------------------------------
  ISDN
    Residential Flat-rate  . 128Kbps                   $29.95
    Business Flat Rate     . 128Kbps                   $49.95
----------------------------------------------------------------------
  DSL
    Residential            . 384Kbps-1.54Mbps download $49.95-$289.95
                           . 128Kbps-1.54Mbps upload
    Business               . 144Kbps-1.54Mbps download $119.95-$425.95
                           . 384Kbps-1.54Mbps upload
----------------------------------------------------------------------
  Dedicated Access
    Fixed Access           . 128Kbps-45Mbps            $399-$29,500
    Burstable Access       . Burst 128Kbps             $599 +
                           . Burst 768Kbps             $974 +
                           . Burst 6Mbps               $5,000 +

   Data Center Services. We currently operate data centers in Glendale, Santa Clara, San Diego, Irvine and Denver, totaling approximately 66,000 square feet, and are constructing additional data centers in Dallas, San Francisco, Irvine, Salt Lake City, Portland and Houston to meet the growing demand for third-party co-location services. These new centers will bring our total operational data center space to over 290,000 square feet. We also provide data center services in the Chicago area using leased facilities. Our data centers house our Internet, data and packet-switching equipment and provide space for our customers to co-locate their own equipment. These facilities provide a secure, monitored environment, coupled with high-speed connectivity to the Internet. Our data centers have a number of features designed to assure continuous, reliable service, including uninterruptible power supplies, back-up generators, fire suppression, computer floors, separate cooling zones and, where required, seismically braced racks. These centers are monitored 24 hours a day, 7 days a week. We plan to open data centers in each of our markets to offer our customers a full range of data center services.

   Our data center customers require the higher performance, reliability and security associated with housing their equipment at a third-party custom data center. Customers have physical access to the equipment they co-locate in our facilities 24 hours a day, 7 days a week and remote access for software maintenance and administration. Specialized services are also available for those customers who want us to manage and administer their co-located hardware or software.

   We support most leading Internet hardware and software platforms, including Ascend, Check Point Software, Cisco, Compaq, EMC, Lucent, Microsoft, Netscape and Sun Microsystems. In addition, we can host a variety of software applications in our data centers, making them available to customers in a secure environment and with direct connectivity to the Internet. Standard applications include advanced e-mail services, e-commerce applications, HTML development, security and firewall services, remote monitoring and backup and web authoring.

   We are also providing application hosting services in our data centers. We currently have agreements with Microsoft and Onyx Software to host some of their software applications.

   Web Hosting and Design. We offer a variety of shared and dedicated web hosting services that allow customers to create and maintain high quality, sophisticated Internet sites without purchasing, configuring, maintaining and administering the necessary hardware, software and Internet connectivity that would be necessary if they were to create and host the sites themselves.

   Our shared web hosting services, targeted to small- and medium-sized businesses, can be rapidly deployed and include standard levels of storage on our servers and data transfer bandwidth that can be increased to accommodate our customers' expanding needs. Our standard monthly prices range from $19.95 to $99.95 for these services. Additional development tools, such as Microsoft FrontPage extensions, server-side scripting and custom interfaces, give customers the ability to grow their Internet business. We also offer utility programs that enable customers to control, maintain and update their sites remotely, monitor site performance, create reports on site activity, check billing information and evaluate the overall performance of their web site. All shared hosting servers have regular back-up and recovery procedures to protect customer files and are monitored with the same systems that we use to monitor our own network systems and transport backbone.

   Our dedicated server web hosting services are targeted to customers desiring substantially more server and network capacity or for customers desiring their own physical server. We support the two most common operating systems, Windows NT and UNIX. Our customers can create and support applications that are more complex, require higher throughput, and have greater storage requirements while still outsourcing the maintenance and monitoring of their site and equipment. In addition, we can typically create and configure these platforms within several business days. Customers can control and monitor these dedicated servers with all the same tools that are available for our shared hosting customers.

   E-commerce Solutions. Our e-commerce products and services are designed to enable our customers to easily design a web site that allows them to sell their products and services on-line and execute electronic transactions. We have licensed advanced e-commerce software from Intershop that provides an application platform that allows our customers to establish their own e-commerce sites without the significant capital investment and expert personnel usually required in e-commerce web site creation. Using our application platform, a customer can quickly create an e-commerce site that includes product descriptions, graphics, a credit card transaction system, security, encryption and back-end marketing support utilities. Additionally, we have the ability to create custom web sites for our larger customers requiring features or functionality not available from our standard Intershop package. Custom service offerings are typically priced on a per-hour basis. We plan to deploy Intershop by the end of the second quarter of 2000.

   We plan to offer the following categories of e-commerce products with varying price and feature categories to address a range of customer needs.

       Product                    Features                   Monthly Price
-------------------------------------------------------------------------------
  First eBusiness 1  . 25 products                              $ 34.95
                     . 3 departments
-------------------------------------------------------------------------------
  First eBusiness 2  . 100 products                             $ 79.95
                     . 10 departments
-------------------------------------------------------------------------------
  First eBusiness 3  . Unlimited products                       $139.95
                     . 1,000 departments
                     . Some reporting features
-------------------------------------------------------------------------------
  First eBusiness 4  . Unlimited products & departments         $255.95
                     . Advanced reporting tools
                     . Custom development tools
-------------------------------------------------------------------------------
   First eBusiness   . Hosting features                 Varies based on project
      Community
                     . Co-location                           requirements
                     . NT or Unix platforms
-------------------------------------------------------------------------------

   As our customers' needs grow, they can easily upgrade to a more sophisticated e-commerce solution while maintaining the same development environment.

   Web Integration and Consulting. As part of our acquisitions of Optec and Intelenet, we acquired considerable expertise in planning, designing and implementing advanced network solutions. These solutions include high-speed Internet access, router and server design and configuration, and security and operational support systems. Our services include client/server consulting, implementation, support services, network management and monitoring and equipment sales. For high-end customers needing sophisticated network solutions, such as large enterprise customers, corporate or regional headquarters locations and state and local government agencies, we have a consulting practice that provides an integrated solution to complex communications problems.

   Our web integration services involve enterprise network design and consulting, specification, purchase, installation and maintenance of servers, routers and related infrastructure. We provide these web integration and consulting services to complement our existing products and services in selected markets. While we believe that offering web integration and consulting services will provide us with access to a broader customer base, we expect consulting and equipment sales to decrease as a percentage of total revenue in the future as we grow our data services offerings.

   Telephony Services. We currently offer telephony service in the Los Angeles metropolitan market, including local, long distance and private line services.


Our Customers

   We market our services primarily to small- and medium-sized businesses. We also selectively market our services to larger businesses, consumers and wholesale customers. We employ a market segmentation strategy, which involves tailoring our service offerings, sales and marketing techniques and network deployment to meet the varying needs of small- and medium-sized businesses, larger businesses, consumers and wholesale customers. Our consulting, sales and marketing initiatives and tailored product offerings are designed to reflect the varying customer buying patterns and address competitive factors in our target market.

   Small- and Medium-sized Businesses. Small- and medium-sized businesses typically have between two and 1,000 employees and often access the Web using slower speed dial-up access, or have no Internet access at all. Many of these businesses maintain either a very limited web site, or none at all, and an extremely small percentage of these businesses are conducting e-commerce. We believe we add significant value to small- and medium-sized business customers by offering them a broad range of Internet and data services. Moreover, we believe our ability to understand customers' needs through consultative sales efforts and to meet those needs through bundled service offerings will enhance our reputation for value and ultimately result in additional revenues.

   Major Accounts. Major accounts include larger businesses as well as companies whose primary activities take place on the Web. We believe that these customers are increasingly looking to outsource the housing of the equipment that supports their web site, e-commerce platform and content applications, as well as the monitoring and maintenance of this equipment, at secure, environmentally sound third-party locations. Our data center services offer these customers a variety of solutions to meet their needs.

   Wholesale. We market our wholesale product line primarily to Internet service providers and other service providers such as web developers and content providers. Our primary wholesale service offerings include products such as dial-up, DSL and dedicated access, as well as co-location services and dedicated Internet services. We believe that smaller service providers will continue to find it cost effective to purchase services on a wholesale basis from larger providers such as FirstWorld. Additionally, these accounts allow us to leverage the fixed cost components of our network by adding traffic quickly to our network.

   Consumer. Consumer customers are individual, home office and single employee businesses requiring services that range from dial-up access to broadband DSL access to value-added Internet services, such as e-mail applications, web hosting and design, basic e-commerce and file transfer services. We believe that these customers will increasingly demand higher speed access and more sophisticated web functionality and will look to their Internet provider to facilitate such services.

   As of December 31, 1999, we had approximately 2,300 DSL lines, 1,300 dedicated access lines, 55,100 dial-up accounts, 10,600 web hosting accounts, 325 web integration customers and 1,200 telephony accounts.

Sales and Marketing

   We market our services primarily through our direct sales force, employing a consultative approach. We believe that our direct sales strategy allows us to develop close relationships with our customers and manage the sales and service process more effectively. Small- and medium-sized businesses, in particular, often do not have a dedicated, in-house communications manager and consequently prefer to purchase services from an integrated or a single source solution provider. As a result, we believe that our ability to provide a comprehensive range of Internet and data solutions and act as an experienced consultant is attractive to our current and potential customers. We have also developed a sales methodology and a training program that we believe to be a key ingredient in our ability to successfully compete for the data communications requirements of our customers.

   Direct Sales Channels

   As of December 31, 1999, we had 130 sales and technical personnel and 14 sales offices supporting our sales efforts as indicated in the following table:


             Target Market                       Sales Channel
     Small- and medium-             . Account manager (by territory)
     sized businesses
                                    . Indirect agents
                                    . Leads through telemarketing
  -------------------------------------------------------------------------
     Major accounts                 . National account manager (by product)
  -------------------------------------------------------------------------
     Wholesale customers            . Wholesale account manager
  -------------------------------------------------------------------------
     Consumer                       . Web site presence
                                    . Advertising and direct mail
                                    . Inbound telemarketing

  -----------------------------------------------------------------------

   Our direct sales force consists of:

  . Account Managers. Account managers focus on selling our end-to-end
    Internet and data services to small- and medium-sized businesses. Account managers qualify customer leads and establish initial appointments. Account managers are supported by sales engineers who assist in pre- and post-sale technical consulting. Sales managers and regional sales directors also provide local sales leadership to the account teams in each market.

  . National Account Managers. National account managers focus on selling our services to larger accounts, typically technology intensive businesses with multiple locations and large numbers of distributed workers and to businesses who conduct a significant amount of business on the Web. National account managers primarily focus on selling our data center solutions to these customers. Our national account managers seek to work directly with the chief information officer and the communications manager responsible for Internet services in the target account. National account managers are supported by regional sales directors who provide leadership and sales strategy, as well as sales and network engineers to assist with custom, sophisticated solutions.

  . Wholesale Account Managers. Wholesale account managers focus on selling our services to Internet service providers and other service providers. Our wholesale account managers sell dial-up and DSL Internet access, co-location services and dedicated Internet services. Wholesale account managers are supported by regional sales directors who provide leadership and sales strategy.

   Indirect Sales Channels

   We also market our services through indirect channels, including network service providers, independent agents and value-added resellers. We offer each service provider the ability to select those services that it would like to bundle with its own service offerings to offer a total solution to its customers. As of December 31, 1999, we had two sales and technical personnel supporting our indirect sales efforts.

   Marketing

   Our marketing team develops and implements our positioning, branding, pricing and promotional strategies. We have formulated detailed criteria for identifying target customers for each of our services and have created a bundle of services to be offered to each segment of our potential customer base. In particular, we are focused on building our brand identification as we roll out our service offerings. We promote our brands through direct mail to targeted accounts, outdoor advertising, radio advertisements, print advertisements and our general public relations effort.

Network Architecture and Technology

   We deliver our services over a network that utilizes advanced packet-switching technology and the communications protocol known as Internet Protocol, or IP, that enables us to provide cost-effective services to our customers. Our network combines equipment housed in our data centers and equipment interconnected to the telephone company's central offices with redundant, high-speed connectivity to the Internet backbone. Our metropolitan networks consist of elements we own as well as elements we lease from third parties. We believe that this approach allows us to deploy a network that is both cost-effective and responsive to our customers' needs. Our metropolitan networks will be connected via the long-haul capacity we purchased from Enron as part of the Optec acquisition, or via capacity purchased from other long-haul carriers, to create a national platform for the provision of our services.

   Our current infrastructure includes Internet equipment in all of our markets, fiber in Portland and the Los Angeles basin, Lucent PathStar local packet switches in Southern California, a Nortel DMS 500 local switch housed in Anaheim, and DSL access equipment located in incumbent carriers' central offices. The Cisco BPX, our core ATM switch, connects our central office co-locations to our data centers and serves as our primary backbone switch.

   As part of the Optec acquisition we acquired rights to use 15 OC-3 level data network capacity increments in cities located on Enron's long-haul network currently under construction. An OC-3 level data network capacity increment represents the capacity to transport 155 million bits of information per second from one point to another. Enron has advised us that capacity is available in Portland, Los Angeles and Salt Lake City. Enron is obligated to deliver capacity to Denver, Houston, Dallas and Miami by November 24, 2001. If capacity is not delivered by this date we may extend the agreement. We may select capacity increments in additional cities or increase capacity in selected cities which in the aggregate does not exceed 15 OC-3 level increments. Our rights terminate on the earlier of November 24, 2005 or four years after the date capacity is made available to the last of the cities listed above.

   Data Center Facilities. We maintain facilities in each of our markets to house our network platforms. In each of our markets we have expanded or plan to expand these facilities into Internet data centers, or IDCs, which include space for customers who want to co-locate their equipment with ours. We currently operate five data center facilities in four markets and we are building additional data center facilities in each of our markets. We plan to have 11 data center facilities operational by the end of 2000. These centers will support our Internet gateway platform, allowing a broad range of Internet access, shared- and dedicated-server hosting products, as well as co-location space for our customers' equipment.

   Telephone Company Central Office Facilities. We establish our central office co-locations by installing equipment in the incumbent local exchange carrier's central offices. We use DSL technology to transmit high-speed data over copper lines between our customers and a central office. We install an endpoint device at the customer's premises to manage the transmission of data from the customer's internal information technology system to a central office. We plan to install ATM switches in each of our data centers to more efficiently aggregate and consolidate data in our markets. From the data center, traffic is transported on our network to major Internet traffic exchange points or the public switched transport networks. Leasing existing transport services from other providers, including the copper wire to our customers' premises wherever possible, allows us to focus our capital outlay on the value-added elements of our network, including equipment, ATM switches, routers and data centers.

   Digital Subscriber Line, or DSL, Technologies. We use a variety of DSL technologies that we purchase from multiple vendors. We provide DSL services utilizing our own network as well as reselling the networks of others. DSL switching technology provides for high-speed transmission of information over existing copper telephone lines by encoding the information in a digital format. This allows us to offer connection speeds ranging from 128Kbps to 7.1Mbps. Actual speeds are a function of the distance from the end user or local area network to the central office and the quality of the copper line. We describe the basic features and the market positioning of our primary DSL technologies below.

  . Rate Adaptive Digital Subscriber Line, or RADSL. RADSL technology allows for speeds up to 7.1 Mbps downstream and up to 1.1 Mbps upstream if the end user or local area network is within 15,000 feet, or approximately
    2.8 miles, of the central office. We use this technology for end users or local area networks needing very high access speeds. Our target customers for RADSL connections consist of small- and medium-sized businesses and branch offices of large businesses needing T-1 or higher speeds. We believe that these businesses often find the cost of dedicated private line or frame relay services to be prohibitive. We believe our RADSL connection competes favorably on a price/performance basis relative to traditional fractional T-1 and frame relay services. The service also provides the highest speed of any DSL service for bandwidth intensive applications.

  . Symmetric Digital Subscriber Line, or SDSL. SDSL technology allows end users to achieve up to 1.5 Mbps speeds both downstream and upstream. Depending on the quality of the copper line, 1.5 Mbps can be achieved if the end user or local area network is within 8,000 feet, or approximately
    1.5 miles, from the central office.

  . Integrated Digital Subscriber Line, or IDSL. IDSL technology allows us to reach end users or local area networks up to 28,000 feet, or approximately 5.3 miles, from a central office. IDSL service operates at up to 144 Kbps in each direction. This service can use existing ISDN equipment at the end user site, and is targeted at the integrated services digital network replacement market. For information intensive users, we believe that IDSL compares favorably with integrated services digital network on a price/performance basis when the monthly flat rate IDSL charge is compared with the per minute integrated services digital network charge.

   National Operations Center. Our network is managed from our National Operations Center in Denver. The center is staffed 24 hours a day and 7 days a week, and monitors the integrity and performance of the entire network, including environmental and security systems. Our monitoring network is independent from our transport network, providing complete independence for fault monitoring. Our monitoring capabilities extend from our data centers through the telephone company central offices to the customer premise equipment. This monitoring system is backed up by our secondary network operations center in Anaheim.

Information Technology and Support Systems

   We currently have billing and other back-office systems to support our different lines of business. We are in the process of upgrading many of those systems to support our planned expansion, end-to-end customer relationship management and cross-product bundling. We expect that these upgrades will provide us with a scalable system that will not only provide greater efficiencies for supporting a large diverse customer base, but also differentiate the value proposition we offer to customers. We expect to substantially complete this upgrade by early 2000, and expect to perform ongoing upgrades as our business expands.

   Our approach to systems focuses on implementing mature, best-of-class, commercial off-the-shelf applications that we integrate through an advanced messaging protocol that allows consistent communication and coordination throughout our entire network. Web-based user interfaces are designed to be used by both internal and external customers for such activities as account activation, billing presentment, trouble ticket and sales funnel management. We plan to leverage our internal expertise with that of outside vendors to assist with project/program management and implementation/integration services.

   We have selected leading application and hardware vendors for key functional requirements, including:

          Vendor                              Function
    Boardtown           Internet service provider billing
  --------------------------------------------------------------------------
    Cisco               Enterprise and ISP routers and switches
  --------------------------------------------------------------------------
    Compaq              Network servers
  --------------------------------------------------------------------------
    Hewlett Packard     Network management
  --------------------------------------------------------------------------
    Kenan               Integrated voice, data and Internet services billing
  --------------------------------------------------------------------------
    Lucent              Switch interfaces, IP services
  --------------------------------------------------------------------------
    Macromedia, Allaire Web development
  --------------------------------------------------------------------------
    Microsoft           SQL Server, mail/groupware, NT Server and
                        desktop applications
  --------------------------------------------------------------------------
    Onyx                Sales force automation, customer management and
                        enterprise web portal
  --------------------------------------------------------------------------
    Oracle              Relational database management system and internet
                        directory platform
  --------------------------------------------------------------------------
    Peoplesoft          Accounting, finance and human resources enterprise
                        resource planning
  --------------------------------------------------------------------------
    Quintessent         Third-party gateways and provisioning support
  --------------------------------------------------------------------------
    Sun Microsystems    Enterprise and web application servers
  --------------------------------------------------------------------------
    Vitria              Application integration, process mapping
  --------------------------------------------------------------------------

   Although we are using standard commercial applications to address major functionality of such processes as billing and customer care, we are integrating these applications to provide strategic and operating advantages such as direct customer access to account information and integrated provisioning for all products and services. In addition, certain of our trading partners and application providers are working with us to jointly develop specialized applications to support such processes as flow-through provisioning, supply chain management and web-based processes. We expect these activities to give us significant strategic advantages.

Competition

   In each market area in which we offer or plan to offer services we compete or will compete with several other service providers. Most of our competitors have long-standing relationships with customers and suppliers in their respective industries, greater name recognition and significantly greater financial, technical, marketing and other resources than we do. We expect to compete on the breadth, quality and reliability of our service offering; the quality and responsiveness of our customer services; and price.

   Internet Services. The Internet services market is extremely competitive, and we expect competition in this market to intensify in the future. We compete, or in the future we expect to compete, directly or indirectly with the following categories of companies:

  . national and regional Internet service providers;

  . high-speed Internet access providers, including DSL and cable modem companies;

  . web hosting and data center companies;

  . computer software and technology companies;

  . national and regional telecommunications companies, including regional bell operating companies and competitive local exchange carriers; and

  . wireless service providers.

   The entry of new participants from these categories and the potential entry of competitors from other categories, such as computer hardware manufacturers, would result in substantially greater competition for us.

   Web Integration and Consulting. In the markets for web integration and consulting, we compete against a number of companies focused on the data integration and consulting market, including USWeb/CKS, Sapient, Electronic Data Services and IBM, as well as a number of small systems and network integration service providers. In particular, we will be required to compete with companies that design and manufacture products for the local and wide area network markets and large system integrators.

   Telephony. Our telephony services compete principally with the services offered by incumbent telephone companies in the markets in which we operate, including GTE, PacificBell and U S WEST. We also compete with various competitive local exchange carriers including MFS Communications, NEXTLINK Communications, ICG Communications, GST Telecommunications, and Teleport Communications Group. The incumbent telephone company dominates each of the markets targeted by us and possesses ubiquitous infrastructure and the financial wherewithal to offer service at subsidized prices to maintain key customers. We compete with incumbent telephone companies on the basis of price, customer support and the ability to offer and provide value-added, integrated service bundles. We compete with competitive local exchange carriers by providing a variety of voice, data and Internet services in different combinations to address the needs of different market segments.

Governmental Regulation

   The following summary of regulatory developments and legislation describes material telecommunications regulations and legislation directly affecting our industry in general.

   The facilities and services that we obtain from incumbent local exchange carriers in order to provide DSL and other services are regulated extensively by the FCC and state telecommunications regulatory agencies. To a lesser extent, the FCC and state telecommunications regulators exercise direct regulatory control over the terms under which we provide our services to the public. Municipalities also regulate limited aspects of our telecommunications business by imposing zoning requirements, permits or right-of-way procedures or fees, among other regulations. The FCC and state regulatory agencies generally have the authority to condition, modify, cancel, terminate or revoke operating authority for failure to comply with applicable laws, or rules, regulations or policies. Fines or other penalties also may be imposed for such violations.

   We cannot assure you that regulators or third parties will not raise issues regarding our compliance or non-compliance with applicable laws and regulations. We believe that we operate our business in compliance with applicable laws and regulations of the various jurisdictions in which we operate and that we possess the approvals necessary to conduct our current operations.

   Federal Regulation. The Telecommunications Act of 1996 departs significantly from prior legislation in the telecommunications industry by establishing competition as a national policy in all telecommunications markets. The Telecommunications Act removes many state regulatory barriers to competition in telecommunications markets dominated by incumbent local exchange carriers and directs the FCC to preempt, after notice and an opportunity to comment, state and local laws restricting competition in those markets. Among other things, the Telecommunications Act also greatly expands the interconnection requirements applicable to incumbent carriers. It requires the incumbents to:

  . provide interconnection at any technically feasible point;

  . allow customers to retain the same telephone number when they switch providers (this is also required of us);

  . provide collocation, which allows competitive telecommunications companies to install and maintain their own network termination equipment in telephone company central offices;

  . unbundle and provide access to components of their service networks to other providers of telecommunications services;

  . establish "wholesale" rates for the services they offer at retail prices to promote resale by competitive telecommunications companies;

  . provide nondiscriminatory access to telephone poles, ducts, conduits and rights of way; and

  . establish reciprocal compensation arrangements for transport and termination of telecommunication services.

   Incumbent carriers also are required by the Telecommunications Act to negotiate interconnection agreements in good faith with carriers requesting any or all of the above arrangements. If a requesting carrier cannot reach an agreement within the prescribed time, either carrier may request binding arbitration by the state telecommunications regulatory agency.

   The FCC and state telecommunications regulators also are required by the Telecommunications Act to fulfill certain duties to implement the regulatory policy changes prescribed by the Telecommunications Act. The outcome of various ongoing proceedings against industry participants to carry out these responsibilities, or judicial appeals of these proceedings, could materially affect our business, operating results and financial condition.

   In July 1997, the United States Court of Appeals for the Eighth Circuit overruled some of the rules initially adopted by the FCC to implement the Telecommunications Act, including rules:

  . requiring incumbents to combine network elements and make them available for use by competitive telecommunication companies;

  . providing the detailed standard that state telecommunications regulators must use in prescribing the price that incumbents charge for collocation and for the copper telephone lines and other network elements that competitive telecommunications companies must obtain from traditional telephone companies in order to provide service; and

  . giving competitive telecommunications companies the right to "pick-and-choose" interconnection provisions by requiring that an incumbent carrier enter into interconnection agreements with competitive telecommunications companies that combine provisions from a variety of interconnection agreements between that incumbent carrier and other competitive telecommunications companies.

   The FCC and others appealed this decision to the U.S. Supreme Court. In January 1999, the U.S. Supreme Court reversed much of the Eighth Circuit's decision, finding that the FCC has broad authority to interpret the Telecommunications Act and issue rules for its implementation, including authority to establish the methodology that state telecommunications regulators must use in setting the price that incumbent carriers charge competitive telecommunications companies for collocation, copper telephone lines and other network elements. The Supreme Court also reversed the Eighth Circuit's holding invalidating the FCC's "pick-and-choose" rule. However, the Supreme Court found that the FCC was not adequately justified under the Telecommunications Act in defining the individual network elements incumbents must make available to competitive telecommunications companies, and required the FCC to reconsider its delineation of these elements. It sent the matter back to the FCC with instructions to consider further the question of which parts of an incumbent network must be provided to competitors. The FCC released an order on November 5, 1999 that sought to follow the Supreme Court's instructions in delineating the particular network elements that incumbent carriers must make available to competitors. The FCC's November decision reaffirms its earlier holding that incumbents must make available the particular inputs that we need in order to provide our services (including, but not limited to, copper telephone lines, transmission facilities between incumbent central offices and various back-office support services). In addition, the FCC's November order requires, upon the request of competitive telecommunications companies like us, that incumbents provide competitive carriers with certain other inputs (such as "subloops" and, in limited cases, packet switching) that may prove useful as we expand our services into new geographic areas, especially into more suburban areas.

   The Supreme Court's determination in its January 1999 order that the FCC, rather than state telecommunications regulators, has jurisdiction to determine pricing methodology also could be helpful to us since the FCC has adopted a pricing standard that appears to be more beneficial to competitive telecommunications companies in some respects than the pricing standards that some state telecommunications regulators have employed. However, it remains unclear whether the particular pricing methodology prescribed by the FCC will be fully implemented because some parties have challenged the lawfulness of that methodology in the U.S. Court of Appeals for the Eighth Circuit. That litigation is still pending.

   In an order released March 31, 1999, the FCC adopted new regulations that are designed to clarify the obligations of an incumbent local exchange carrier in providing space inside its central offices to competitors like us so that they can access the telephone company's copper telephone lines and connect those lines to the competitor's electronic equipment located inside that telephone company's central office. Another rule adopted in that order is intended to help ensure that the customers of companies who provide services like our Internet access services do not receive or cause harmful interference from or to other users of the traditional telephone company network on which the service is provided.

   An FCC order released on December 9, 1999 is designed to make it easier for companies like ours to market high-speed data services like ours to customers. Under this "line-sharing" order, incumbent carriers are required to let a competitor use the same copper telephone line for providing the customer with data service that the telephone company uses for providing the same customer with local telephone service. At present, the incumbent carriers provide customers with local phone service and high-speed Internet access service over a single phone line, but require competitors like us to lease a separate phone line to provide high-speed Internet access to any customer when that customer obtains local phone service from the incumbent. The FCC's December 9, 1999 order is designed to make it easier for companies like ours to compete with the incumbent carriers in the high-speed Internet access market by permitting competitors to reduce significantly their costs to serve this market. However, it is not yet clear that the FCC's order will achieve its intended objective since it will take several months before the incumbents put in place the policies and procedures necessary to implement the order. It also is possible that the order will be appealed to the courts on grounds that the FCC's new line sharing requirements are unlawful. If appealed, we have no way of determining whether the FCC's requirements will be affirmed.

   The FCC made another potentially favorable ruling for competitive carriers in another recent case. That case involved the question of whether a telecommunications service that provides high-speed dedicated connection to the Internet is an interstate service or an intrastate service. An interstate service must be provided subject to FCC regulatory controls, whereas an intrastate service must be provided subject to regulatory controls of the telecommunications regulatory agency of the state where the service is offered. In its decision, the FCC held that such services are predominantly interstate from a jurisdictional standpoint and therefore must be provided on terms and conditions set by the FCC rather than state telecommunications regulators. This ruling is potentially advantageous to us because it could reduce the number of telecommunications regulatory agencies that control the terms under which we can provide our primary services. It also is potentially advantageous because FCC regulatory controls in many respects are less burdensome than state regulatory controls. For example, the Telecommunications Act authorizes the FCC to forbear from regulating the terms under which carriers classified as "non-dominant" provide interstate telecommunications service. The FCC has exercised its forbearance authority by issuing rulings that exempt non-dominant domestic carriers like us from obtaining a certificate from the FCC prior to providing any interstate service or from filing a tariff setting forth the terms under which they provide any interstate access service. Because we believe that our services constitute predominantly interstate service, we believe that we may not need a certificate from state telecommunications regulatory agencies to provide them. However, we have generally filed tariffs with state authorities for our high-speed Internet services where requested by those agencies.

   Many of these FCC decisions have been appealed. We do not know how the courts will decide these appeals, but any decision that invalidates one or more of these rules could adversely affect our Internet access business.

   On May 8, 1997, in compliance with the requirements of the Telecommunications Act, the FCC released an order establishing a new federal universal service support fund, which provides support to carriers that provide service to customers in high-cost or low-income areas and to companies that provide telecommunications services for schools and libraries and to rural health care providers. We are required to contribute to the universal service fund and also may be required to contribute to state universal service funds. The new universal service rules are administered jointly by the FCC, the fund administrator, and state regulatory authorities, many of which are still in the process of establishing their administrative rules. We cannot determine the net revenue effect of these regulations at this time.

   On November 2, 1999, the FCC determined that a statute requiring that incumbent carriers offer their retail services at a wholesale price to competitors like us does not apply when these incumbents provide a discounted DSL service directed to Internet service providers. In that case, while competitors may purchase the incumbent carriers' Internet service provider-directed DSL offering on the same terms as the Internet service providers, the FCC ruled that competitors have no legal right to a wholesale discount off the price paid by Internet service providers. This ruling could adversely affect us if it gives Internet service providers an economic incentive to meet all of their DSL needs by subscribing to the incumbents' Internet service provider-directed discounted DSL offerings rather than by subscribing to DSL services offered by competitors like us.

   Various incumbent carriers have requested that the FCC substantially deregulate the retail price charged for various types of telecommunications services, including high-speed data services. The FCC recently issued a decision in response that establishes a procedure by which incumbent carriers may apply for certain pricing flexibility. We cannot yet determine the precise extent to which incumbents will qualify for this pricing flexibility. The ultimate impact of the FCC's order also is uncertain because the order has been appealed to the U.S. Court of Appeals. If the FCC were to substantially eliminate price regulation of the high-speed data services that incumbents provide in competition with us, our business could be adversely affected.

   The FCC also has proposed to permit incumbent carriers to provide advanced services like DSL through separate affiliates or subsidiaries on a deregulated basis. This proposal could permit the separate affiliates to provide advanced services free of the requirements relating to interconnection, unbundling, resale and collocation imposed by the Telecommunications Act. Bills have been introduced in Congress that would grant regional Bell operating companies regulatory relief to provide data services in areas where they are currently restricted from doing so.

   State Regulation. While it is clear from the January 1999 Supreme Court decision that the FCC has broad authority to implement provisions in the Telecommunications Act that are intended to open all telecommunications markets to competition, state telecommunications regulators also have substantial authority in this area. For example, although the Supreme Court's decision validated the FCC's jurisdiction to prescribe the methodology incumbents must use in setting the price of copper telephone wires and other network elements, the FCC has exercised that jurisdiction by adopting a pricing standard and has given state regulators substantial authority to apply that standard in order to determine actual prices. Many states have set only temporary prices for some network elements that are critical to the provision of DSL services because they have not yet completed the regulatory proceedings necessary to determine permanent prices. Other states have begun proceedings to set new permanent prices based on more current data. The results of these proceedings will determine the price we pay for, and whether it is economically attractive for us to use, these network elements and services.

   The Telecommunications Act also gives state telecommunications regulators broad authority to approve or reject interconnection agreements that competitive telecommunications companies enter into with incumbent carriers and broad authority to resolve disputes that arise under these interconnection agreements. Under the Telecommunications Act, if we request, incumbent providers have a statutory duty to negotiate in good faith with us for agreements for interconnection and access to unbundled network elements. A separate agreement is signed for each of the states in which we operate. During these negotiations either the incumbent or we may submit disputes to the state regulatory commissions for mediation and, after the expiration of the statutory negotiation period provided in the Telecommunications Act, we may submit outstanding disputes to the states for arbitration. The Telecommunications Act also allows state regulators to supplement FCC regulations as long as the state regulations are not inconsistent with FCC requirements.

   In addition, DSL may, as to some customers, be classified as intrastate service subject to state regulation. All of the states where we operate, or will operate, require some degree of state regulatory commission approval to provide certain intrastate services. We have obtained non-expiring state authorizations to provide intrastate services from the state regulatory agency in all states where we currently provide our service. We also have obtained non-expiring certificates to provide intrastate service in many of the states where we may provide our services in the future. In most states, intrastate tariffs are also required for various intrastate services, although non-dominant carriers like us are not typically subject to price or rate of return regulation for tariffed intrastate services. In some states, pursuant to state statutes and regulations, regulated telecommunications carriers such as our company may be required to obtain prior approval for certain actions, such as issuing stock, incurring indebtedness, or transferring control of the company holding a state certification. Actions by state telecommunications regulatory agencies could cause us to incur substantial legal and administrative expenses. It is possible that laws and regulations could be adopted that address other matters that affect our business. We are unable to predict what laws or regulations may be adopted in the future, to what extent existing laws and regulations may be found applicable to our business, or the impact such new or existing laws or regulations may have on our business. In addition, laws or regulations could be adopted in the future that may decrease the growth and expansion of the Internet's use, thereby decreasing demand for our services.

   Local Government Regulation. In certain instances, we may be required to obtain various permits and authorizations, including the payment of certain fees to certain local municipalities, from municipalities in which we operate our own facilities. The extent to which such actions by local governments pose barriers to entry for competitive telecommunications companies that may be preempted by the FCC is the subject of litigation. Although our network consists primarily of unbundled network elements of the incumbent local exchange carriers, in certain instances we may deploy our own facilities and therefore may need to obtain certain municipal permits or other authorizations. The actions of municipal governments in imposing conditions on the grant of permits or other authorizations or their failure to act in granting such permits or other authorizations could have a material adverse effect on our business, operating results and financial condition.

Intellectual Property

   We regard our products, services and technology as proprietary and attempt to protect them with copyrights, trademarks, trade secret laws, restrictions on disclosure and other methods. These methods may not be sufficient to protect our intellectual property. We also generally enter into confidentiality agreements with our employees and consultants, and generally control access to and distribution of our documentation and other proprietary information. Despite these precautions, it may be possible for a third-party to copy or otherwise obtain and use our products, services or technology without authorization, or to develop similar technology independently.

   Further, effective copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries. The global nature of the Internet makes it virtually impossible to control the ultimate destination of our proprietary information. Steps taken by us may not prevent misappropriation or infringement of our technology. In addition, litigation may be necessary in the future to enforce our intellectual property rights to protect our trade secrets or to determine the validity and scope of proprietary rights of others. Such litigation could result in substantial costs and diversion of resources.

Employees

   As of December 31, 1999, excluding temporary personnel and consultants, we had approximately 704 employees, of which five were part-time, employed in engineering, sales and marketing, customer support and general and administrative functions. None of our employees are represented by a labor union, and we consider our relations with our employees to be good. Our ability to achieve our financial and operational objectives depends in large part upon the continued service of our senior management and key technical, sales, marketing and managerial personnel, and our continuing ability to attract and retain highly qualified technical, sales, marketing and managerial personnel. Competition for such qualified personnel is intense, particularly in software development, network engineering and product management.

Facilities

   Our headquarters are located in Greenwood Village, a suburb of Denver, Colorado. We have entered into a lease for approximately 42,000 square feet which expires July 2002. We have an option to renew the lease for up to five years. In addition, we have leases for various terms for our smaller regional offices. We consider our headquarters and regional office space adequate for our current operations. We also lease space in a number of traditional telephone central offices and private facilities in which we locate our Internet, data and communications equipment. The following table lists our Internet data center leases:

                                                                           Approximate
      Location                    Lease Expiration                        Square Footage
      --------                    -----------------                       --------------
   Irvine, CA                     February 28, 2010                           50,000
   San Francisco, CA              November 2009                               40,000
   Dallas, TX                     March 2010                                  38,000
   Portland, OR                   January 2010                                35,000
   Salt Lake City, UT             January 2010                                30,000
   Houston, TX                    June 31, 2010                               28,200
   Denver, CO                     August 2009                                 21,500
   San Diego, CA                  March 2014                                  20,000
   Santa Clara, CA                April 2009                                  18,900
   Glendale, CA                   July 2008                                    5,000
   Irvine, CA                     April 2008                                   1,000

Litigation

   City of Anaheim. On May 13, 1999, the City of Anaheim filed a complaint in Orange County (California) Superior Court, Case Number 809281, against FirstWorld and our wholly-owned subsidiary, FirstWorld Anaheim. The City alleges that we and our subsidiary repudiated our respective obligations under a series of agreements that we entered into with the City in February 1997 primarily regarding the development of a fiber-optic network located in Anaheim, California. The City specifically alleged that we materially breached certain of our respective obligations under those agreements by failing to:

  .commence construction and operation of a demonstration center;

   . provide verification that phase I of the construction of the network is substantially complete;

  . provide a Subsequent Implementation Program, a report that specifies construction, operation and maintenance activities;

   .  comply with certain specified auditing procedures; and

   .  make a quarterly payment under the agreements.

   The City alleges that it is entitled to damages in excess of $45 million as well as costs, pre-judgment interest and such other relief as the court deems proper. The City also seeks specific performance compelling us to completely perform some or all of our obligations under the agreements.

  In response to the lawsuit, we filed a motion to compel arbitration and requested a stay of the court proceeding. The Court granted our motion on September 16, 1999. On October 6, 1999, the court entered a written order finding that there is a valid arbitration provision in the agreements and that the City had not established that the FirstWorld parties unequivocally repudiated the agreements. The court action has been stayed pending completion of the arbitration. On January 7, 2000, the City gave notice of a dispute under the network construction agreement and initiated arbitration with respect to the following issues:

  . the City seeks a declaration that we are obligated to make revenue sharing payments to the City in the amount of the greater of 5% of the revenues generated under the agreement or $1.0 million per year for the remaining 27 years of the agreement and that all sums shall be paid forthwith, plus interest as provided in the agreement;

  . the City seeks an award in the amount of $145,000 corresponding to the amount we withheld for certain maintenance and repair expenses charged to the City;

  . the City seeks a declaration that the City is entitled to conduct an audit of our books and records and an order that we have failed to disclose information and cooperate with the City in connection with the audit requirements of the agreements; and

  . in addition to damages, the City seeks specific performance with respect to the construction and operation of a demonstration center.

  The notice also identified the City's appointed arbitrator. On January 27, 2000, we responded, identifying our appointed arbitrator and identified an additional matter for the arbitration relating to certain City employee reimbursements not properly earned under the network construction agreement. We believe that we are not in breach of the agreements as alleged and intend to vigorously defend any such claims by the City. However, the outcome of this dispute is uncertain and cannot be predicted at this time. Any adverse result could have a material adverse effect on our financial condition and results of operations.

  Transport Logic. In February and March of 2000, the shareholders from whom we purchased the stock of Oregon Professional Services, Inc., doing business as Transport Logic, filed lawsuits in the Circuit Court of Oregon for the County of Multnomah, asserting claims for mandatory injunctive relief and estoppel. They assert, based on a claim of misrepresentation, that they are entitled to an additional 326,778 shares of Series B common stock. Although litigation is inherently uncertain and there can be no assurance of the ultimate outcome of the matters, we believe we have meritorious defenses to the claims and intend to vigorously defend the actions. We cannot presently determine what impact, if any, the outcome of this matter will have on our financial position, results of operations or liquidity.

                                  MANAGEMENT

Executive Officers and Directors

   Our directors, executive officers and key employees and their ages as of March 3, 2000 are as follows:

             Name              Age                   Position
             ----              ---                   --------
 Donald L. Sturm (1)..........  68 Chairman of the Board
 Sheldon S. Ohringer (1) (4)..  42 President, Chief Executive Officer and
                                   Director
 David J. Gandini.............  41 Executive Vice President
 Marion K. Jenkins............  46 Executive Vice President of Web Technologies
                                   and Chief Technology Officer
 Jeffrey L. Dykes.............  44 Senior Vice President, General Counsel and
                                   Secretary
 Scott M. Chase...............  31 Senior Vice President, Corporate and
                                   Government Affairs and Assistant Secretary
 Paul C. Adams................  37 Vice President of Finance, Treasurer and
                                   Assistant Secretary
 James O. Spitzenberger (2)...  56 Director
 John C. Stiska (2)...........  58 Director
 Melanie L. Sturm (3).........  38 Director

--------
(1) Member of the Chairman's Committee
(2) Member of the Audit Committee
(3) Member of the Compensation Committee
(4) Member of the Equity Investment Committee

   Donald L. Sturm. Mr. Sturm has been Chairman of our board of directors and head of the Chairman's Committee since January 1998. Mr. Sturm served as President from January 1998 through September 1998 and as Chief Executive Officer from March 1998 through September 1998. Since December 1991, Mr. Sturm has been a private equity investor, with interests in telecommunications, banking and real estate, among others. Mr. Sturm currently serves as chairman of the board of three bankholding companies with nine banks that he owns in the Rocky Mountain area and the Midwest. Mr. Sturm was a member of the group that brought Continental Airlines out of bankruptcy in 1993, and currently is a significant stockholder and director of Continental. Prior to December 1991, Mr. Sturm served as Vice Chairman of Peter Kiewit Sons' Inc., a construction, coal mining and telecommunications company that has made significant investments in other industries. In 1984, Mr. Sturm led Peter Kiewit Sons' $3.5 billion acquisition of The Continental Group Inc. and became the Continental Group's Chairman and Chief Executive Officer, positions he held until Peter Kiewit Sons' sold the Continental Group in 1991. While Vice Chairman of Peter Kiewit Sons', Mr. Sturm participated in decisions to invest in MFS Communications which was taken public in 1993 and sold to MCI WorldCom, Inc. in 1996 for approximately $14.4 billion. Mr. Sturm owns significant ownership interests in MCI WorldCom, Level 3 Communications, Inc., HarvardNet and KAPT, a Paris, France based telecommunications company.

   Sheldon S. Ohringer. Mr. Ohringer has been Chief Executive Officer, President, a director of FirstWorld and a member of the Chairman's Committee since October 1, 1998 and a member of the Equity Investment Committee since November 1999. Beginning in November 1994, Mr. Ohringer served in various capacities for ICG Communications, Inc., most recently as Executive Vice President--Telecom of ICG Communications and President of ICG Telecom Group, Inc., an operating subsidiary of ICG Communications. Before working for ICG, Mr. Ohringer was Senior Vice President of Sales and Business Development for U.S. Long Distance Corp. from May 1991 until October 1994. From May 1984 until August 1990, Mr. Ohringer held key management and executive positions with Telecom* USA, a long distance carrier which was acquired by MCI WorldCom in 1990. In 1999, Mr. Ohringer was appointed Commissioner to the Colorado Commission on Science and Technology. As Commissioner, Mr. Ohringer advises the Governor of Colorado on Internet and telecommunications issues.

Mr. Ohringer in an executive member of the board of directors for the Association for Local Telecommunications Services (ALTS), the leading local competitive telecommunications association in the United States of America. Mr. Ohringer received a B.A. degree in Business Administration from the University of Iowa in December 1979.

   David J. Gandini. Mr. Gandini has been Executive Vice President of FirstWorld since November 1998. Mr. Gandini is responsible for sales and field operations. From 1996 to October 1998, Mr. Gandini served in various capacities at ICG Telecom, most recently as Senior Vice President of Wholesale Services and President of Long Distance Operations. During this period, Mr. Gandini directed the construction of a 166-node network, one of the largest voice/data/Internet Protocol domestic networks. Before joining ICG Telecom, Mr. Gandini was the President of Pace Network Services. Mr. Gandini received a B.A. degree in telecommunications from Michigan State University.

   Marion K. Jenkins, Ph.D. Dr. Jenkins has been Executive Vice President of Web Technologies and Chief Technology Officer since January 2000. Previously, Dr. Jenkins had been Senior Vice President of Information Technology and Chief Information Officer of FirstWorld since November 1998. For the previous two years, Dr. Jenkins held various executive offices, most recently as Vice President of Strategic Client Applications at Qwest Communications International, Inc., Vice President of Sales Operations at LCI International and Chief Information Officer at U.S. Long Distance Corp. Dr. Jenkins worked in these various positions as a result of the acquisition of LCI by Qwest and the acquisition of USLD by LCI. Dr. Jenkins also served as Vice President of Sales for American Telco, Inc. from 1986 through 1996. Dr. Jenkins holds M.S. and Ph.D. degrees in mechanical engineering from Stanford University, and a B.S. degree, with honors, in mechanical engineering from Utah State University.

   Jeffrey L. Dykes. Mr. Dykes has been Senior Vice President and General Counsel of FirstWorld since January 1999 and is responsible for all of our legal affairs. In March 1999, Mr. Dykes was appointed Secretary of FirstWorld. From February 1996 through January 1999, Mr. Dykes served in various capacities in the legal department at ICG Communications, most recently as Assistant General Counsel. From 1991 through 1995, Mr. Dykes served in various positions at the Denver and Regional Offices of the Resolution Trust Corporation, most recently as Senior Attorney. In 1997, Mr. Dykes received a Certificate of Advanced Studies in Telecommunications from University College at the University of Denver. Mr. Dykes obtained his law degree from the University of Denver College of Law in 1981 and graduated cum laude from Western State College of Colorado with a B.A. degree in English.

   Scott M. Chase. Mr. Chase has been our Senior Vice President of Corporate and Government Affairs of FirstWorld since October 1998. In March 1999, Mr. Chase was appointed Assistant Secretary of FirstWorld. Mr. Chase worked in various capacities for ICG Communications from March 1997 to September 1998, most recently as Vice President, Corporate Communications and Government Affairs. After graduating from the University of Colorado in 1991 and until he joined ICG Communications in March 1997, Mr. Chase served in various government capacities and was actively involved in a number of local, state and federal electoral campaigns, including serving as the Deputy Political Director for the Colorado campaign to elect Clinton/Gore in 1992. During this period, Mr. Chase also served as a senior policy and political advisor for several public officials, including U.S. Senator Tim Wirth and former Governor of Colorado Roy Romer.

   Paul C. Adams. Mr. Adams has been Vice President of Finance and Treasurer of FirstWorld since January 1999. In March 1999, Mr. Adams was appointed Assistant Secretary of FirstWorld. From 1993 to 1998, Mr. Adams was employed by Western Gas Resources, Inc., most recently as Controller. From 1987 to 1993, Mr. Adams was employed by PricewaterhouseCoopers LLP, most recently as Manager of Business Assurance. Mr. Adams is the principal financial and accounting officer of FirstWorld. He received a B.S. degree in Business from the University of Colorado in 1987 and a B.A. degree in Economics from the University of Alberta in 1985. He is a Certified Public Accountant.

   James O. Spitzenberger. Mr. Spitzenberger has been a director of FirstWorld and a member of the Audit Committee since January 1998 and Chairman of the Audit Committee since June 1999. Since July 1996, Mr. Spitzenberger has been a private equity investor. Prior to July 1996, Mr. Spitzenberger was a Vice President of

Peter Kiewit Sons' Inc, which he joined in February 1981. While at Peter Kiewit Sons' Inc., Mr. Spitzenberger served as Director of Taxation. Prior to joining Peter Kiewit Sons' Inc, Mr. Spitzenberger was a tax manager with Arthur Andersen LLP.

   John C. Stiska. Mr. Stiska has been a director of FirstWorld since September 1997, and was appointed a member of the Audit Committee in June 1999. Mr. Stiska currently is Chairman of Commercial Bridge Capital, LLC. From February 1996 to February 1998, he served as Corporate Senior Vice President and General Manager of the Technology Applications Division of QUALCOMM Incorporated, a leading developer and manufacturer of telecommunications technology. Prior to 1996, Mr. Stiska was President and then Chairman and Chief Executive Officer of Triton Group Ltd., where he worked since 1990. During that time, he also served on the board of directors of Triton's subsidiaries, two of which were publicly traded: Mission West Properties and Ridgewood Properties, Inc. Mr. Stiska has practiced law for over 25 years, specializing in corporate law, mergers and acquisitions and securities law. In July 1998, Mr. Stiska joined the law firm of Latham & Watkins as of-counsel. Mr. Stiska serves on the board of directors of several companies, including Laser Power Corporation, a publicly traded company.

   Melanie L. Sturm. Ms. Sturm has been a director of FirstWorld and a member of our Compensation Committee since January 1998. Ms. Sturm is a private equity investor and currently serves on the board of directors of MD Network, a private healthcare concern, and Little Switzerland, Inc., a publicly traded duty-free retailer. From 1990 to 1996, Ms. Sturm served as an Investment Officer at International Finance Corporation, the private sector affiliate of the World Bank. From 1984 to 1988, Ms. Sturm worked in the Mergers & Acquisitions departments of Drexel, Burnham Lambert and Morgan Stanley. Ms. Sturm graduated magna cum laude with a B.A. degree in International Relations and a B.S. degree in Economics from Tufts University and has an M.B.A. degree from INSEAD of Fontainebleau, France. Ms. Sturm is Donald L. Sturm's daughter.

   Messrs. Sturm and Spitzenberger and Ms. Sturm were appointed to our board of directors as the three directors that Colorado Spectra 1, Colorado Spectra 2 and Colorado Spectra 3 were entitled to appoint under the securityholders agreement discussed below. Mr. Stiska is the board member elected by the holders of the Series B common stock.

Board Structure

   We currently have five directors, and two of our authorized seats are vacant. Our current certificate of incorporation provides that six of the members of our board shall be elected by the holders of the Series A common stock and Series B common stock, voting together as a class (currently held by Messrs. Sturm, Ohringer, Spitzenberger and Ms. Sturm, with two vacancies) and that one of the members of the board of directors shall be elected by the holders of the Series B common stock (currently held by Mr. Stiska). Members of the board of directors currently hold office and serve until our next annual meeting of stockholders or until their respective successors have been elected. See "Description of Capital Stock." Stephen R. Horn and C. Kevin Garland, two directors appointed by Enron pursuant to the securityholders agreement discussed below, resigned effective March 3, 2000 in connection with Enron's sale of securities to Texas Pacific Group. We have undertaken in connection with the listing of our shares on the Nasdaq National Market to add one independent director within the meaning of the NASD's rules and to appoint this director to our audit committee.

Committees of the Board

   Chairman's Committee. Our chairman's committee consists of Messrs. Sturm and Ohringer. The chairman's committee is empowered to conduct all activities that may be conducted by the board of directors, subject only to limitations imposed by applicable corporation law.

   Compensation Committee. Our compensation committee currently consists of Ms. Sturm. The compensation committee reviews salaries, bonuses and stock options of our executive officers, administers our executive compensation policies, stock option plans and the bonus program and makes recommendations to the board for approval of certain actions.

   Audit Committee. Our audit committee consists of Messrs. Spitzenberger and Stiska. The audit committee is primarily concerned with the effectiveness of our accounting policies and practices, financial reporting and internal controls. Specifically, the audit committee makes recommendations to the board of directors on appointing our independent public accountants; reviews and approves the scope of the annual examination of our books and records, reviews the audit findings and changes recommended by the independent public accountants, monitors the extent to which we have implemented changes recommended by the independent public accountants or the audit committee, and provides oversight with respect to accounting principles to be employed in our financial reporting. We expect to add an additional independent director to our audit committee within 90 days of the closing of this offering.

   Equity Investment Committee. Our Equity Investment Committee currently consists of Mr. Ohringer. The committee is empowered to make all decisions regarding the Sturm equity investment agreement, exercise our rights and perform other necessary actions under that agreement.

Director Compensation

   Directors who are also our employees receive no directors' fees. Mr. Stiska, one of our non-employee directors, receives a retainer of $1,000 per month and options to purchase 5,000 shares of Series B common stock per year under our 1997 Stock Option Plan. All non-employee directors are reimbursed for their reasonable out-of-pocket travel expenditures. Our directors are also eligible to receive grants of stock options under our 1997 Stock Option Plan.

Compensation Committee Interlocks and Insider Participation

   During fiscal 1999, FirstWorld's Compensation Committee consisted of Mr. Garland and Ms. Sturm. Mr. Garland is an officer of an Enron affiliate. As such, Mr. Garland has an indirect interest in the arrangements and relationships between FirstWorld and Enron and its affiliates. Mr. Garland resigned effective March 3, 2000 in connection with Enron's sale of securities to Texas Pacific Group. For information about these arrangements and relationships, please see "Certain Transactions--December 1997 Equity Investment."

Employment Agreements

   We have employment agreements with Sheldon S. Ohringer, David J. Gandini, Jeffrey L. Dykes, Marion K. Jenkins, Douglas L. Kramer, Scott M. Chase and Paul C. Adams, among others.

   Sheldon S. Ohringer

   We entered into an employment agreement on September 28, 1998, and amended the agreement on May 20, 1999, with Sheldon S. Ohringer pursuant to which Mr. Ohringer agreed to join FirstWorld as our President and Chief Executive Officer on October 1, 1998. This employment agreement has a three year term ending on September 30, 2001 and thereafter will automatically renew for one year periods, unless terminated earlier by either party. It also provides that Mr. Ohringer will be nominated to serve as a director of FirstWorld during the term of the agreement. The agreement provides for an initial annual base salary of $200,000 which will be reviewed annually beginning October 1999, and an annual cash bonus of not more than 50% of Mr. Ohringer's base salary. Also, to compensate Mr. Ohringer for certain benefits that he would have received from his previous employer, we have agreed to pay Mr. Ohringer a cash payment of $4.0 million in three separate installments. The first installment in the amount of $2.0 million was paid on October 1, 1998, the second $1.0 million installment was paid on October 1, 1999 and the final $1.0 million installment is due on October 1, 2000. Under his employment agreement, Mr. Ohringer must be employed by FirstWorld on the date an installment becomes due to be eligible to receive the installment payment unless FirstWorld terminates Mr. Ohringer's employment other than for cause or Mr. Ohringer terminates his own employment for good reason prior to the installment date. In addition, Mr. Ohringer may elect to receive all or any portion of the third installment payment in the form of Series B common stock in lieu of a cash payment, in which case the stock will be valued at $7.50 per share, respectively. In the event that the stock payment election is made, we may be required to record a non-cash compensation charge associated with this payment in the fourth quarter of 2000.

   In addition, under his employment agreement, Mr. Ohringer will be eligible for the following bonuses:

   Initial Public Offering Bonus. If we complete an initial public offering with gross proceeds to FirstWorld of at least $20.0 million, referred to below as a qualified public offering, with a price of at least $10.00 per share before April 1, 2000, we will pay Mr. Ohringer a single sum of $1.0 million as a cash bonus.

   Deferred Cash Bonus. In addition to the initial public offering bonus discussed above, Mr. Ohringer may be entitled to receive the following compensation:

  . If we complete a qualified public offering with a price of at least $10.00 per share before April 1, 2000, we will pay Mr. Ohringer a $4.2 million cash bonus on September 30, 2001.

  . If we complete a qualified public offering with a price of at least $12.50 per share before October 1, 2000, we will pay Mr. Ohringer an $8.4 million cash bonus on September 30, 2001 instead of the bonus described in the first bulleted paragraph above.

  . If FirstWorld's Series B common stock trades in excess of $20.00 for a period of 20 consecutive trading days prior to October 1, 2001, then on September 30, 2001 we will pay Mr. Ohringer a cash payment equal to $16.8 million minus any amounts he receives under either of the two bulleted paragraphs above.

   The payments described in the three paragraphs above are referred to as the "deferred cash bonus." Upon a change of control or the termination of Mr. Ohringer's employment by FirstWorld without cause, voluntarily by Mr. Ohringer for good reason or upon his death, any deferred cash bonus previously earned by Mr. Ohringer that has not yet been paid shall be paid within 30 days of the date of termination. In no event will the termination of Mr. Ohringer's employment, including termination by FirstWorld for cause or disability or Mr. Ohringer's voluntary termination of his employment without good reason, affect Mr. Ohringer's right to receive the deferred cash bonus earned prior to that termination.

   Mr. Ohringer also has been granted an option to purchase 2,805,000 shares of Series B common stock at an exercise price of $6.00 per share, subject to anti-dilution protections set forth in his employment agreement. The option has a term of seven years from October 1, 1998 and vested with respect to one-third of the shares on October 1, 1998 and 1999, and will vest with respect to the remaining one-third on October 1, 2000. In addition, all of the shares subject to the option shall immediately vest immediately prior to the effectiveness of a change of control, if FirstWorld's Series B common stock trades at a price in excess of $20.00 for a period of 20 consecutive trading days prior to October 1, 2001, or if Mr. Ohringer is terminated by FirstWorld without cause or Mr. Ohringer voluntarily terminates his employment with FirstWorld for good reason. Subject to certain exceptions, Mr. Ohringer has agreed to hold 40% of the shares he acquires upon exercise of the option for at least one year from the date of exercise; provided, however, that this provision will not apply if there is a change in control, merger, consolidation or other transaction where FirstWorld is not the surviving entity and where all of FirstWorld's shareholders receive cash or other consideration for their shares as a result of the transaction.

   Mr. Ohringer also has been granted a right of first refusal which allows him to maintain his percentage ownership interest, assuming the exercise in full of the option described above, with respect to certain future equity issuances. This right of first refusal terminates on the earlier of (i) January 31, 2004, (ii) the day immediately prior to the closing of a qualified public offering or (iii) the date of his termination. Mr. Ohringer may also participate in the employee benefit plans generally available to other executive officers of FirstWorld including pension, retirement, hospitalization, insurance, disability or medical services.

   Depending on how Mr. Ohringer's employment with FirstWorld terminates, Mr. Ohringer or his estate may be eligible to receive certain termination payments and Mr. Ohringer or his family and dependents would also be entitled to continuation of certain benefits for a specified period of time. In addition, if Mr. Ohringer's employment is terminated by FirstWorld without cause or by Mr. Ohringer for good reason, which includes a change of control of FirstWorld, FirstWorld will pay Mr. Ohringer a severance payment equal to two times his annual base salary and bonus plus certain accrued vacation, all options awarded to him will fully vest and the non-compete covenant discussed below will not apply. Mr. Ohringer can also elect, in his sole discretion, to reduce any severance benefits and payments made to him on such a termination of employment, to the extent that such payments would cause Mr. Ohringer's total termination benefits to constitute an excess parachute payment under Section 280G of the Code and by reason of such excess parachute payment, Mr. Ohringer would be subject to an excise tax under Section 4999(a) of the Code.

   Mr. Ohringer is subject to a one year non-compete covenant if his employment is terminated by FirstWorld for cause or for disability or if Mr. Ohringer voluntarily terminates his employment without good reason.

   Other Employment Agreements

   On January 27, 1999, we entered into a one-year employment agreement with Paul C. Adams, our Vice President of Finance, Treasurer and Assistant Secretary. We renewed this agreement on January 27, 2000. This agreement currently provides for a base salary of $132,000 and a discretionary bonus of up to 25% of the base salary. Mr. Adams was granted an option to purchase 100,000 shares of Series B common stock, vesting as to one quarter of the shares on each of the first, second, third and fourth anniversary of the agreement. The exercise price of the option is $6.00 per share with respect to the first installment, $6.50 for the second installment, $7.00 for the third installment and $7.50 for the fourth installment. Mr. Adams' options vest immediately upon a change of control of the company.

   On January 4, 1999, we entered into a two-year employment agreement with Jeffrey L. Dykes, our General Counsel and Secretary. This agreement currently provides for an initial base salary of $168,000 and a discretionary bonus of up to 35% of the base salary. In addition, Mr. Dykes received a signing bonus of $30,000. Mr. Dykes was granted an option to purchase 150,000 shares of Series B common stock, vesting as to one quarter of the shares on each of the first, second, and fourth anniversary of the agreement. The exercise price of the option is $6.00 per share with respect to the first installment, $6.50 for the second installment, $7.00 for the third installment and $7.50 for the fourth installment. Mr. Dykes' options vest immediately upon a change of control of the company or upon termination by us without cause or by Mr. Dykes for good reason.

   On November 30, 1998, we entered into a three-year employment agreement with David Gandini, our Executive Vice President Sales. This agreement currently provides for a base salary of $196,280 and a discretionary bonus of up to 40% of the base salary. In addition, Mr. Gandini received a signing bonus of $500,000, payable in three annual installments beginning on January 1, 1999. Mr. Gandini was granted an option to purchase 500,000 shares of Series B common stock, vesting as to one quarter of the shares on each of the first, second, and fourth anniversary of the agreement. The exercise price of the option is $6.00 per share with respect to the first installment, $6.50 for the second installment, $7.00 for the third installment and $7.50 for the fourth installment. Mr Gandini's options vest immediately upon a change of control of the company.

   On November 9, 1998, we entered into a two-year employment agreement with Dr. Marion K. Jenkins, our Executive Vice President of Web Technologies and Chief Technology Officer. This agreement currently provides for a current base salary of $170,000 and a discretionary bonus of up to 50% of the base salary. Mr. Jenkins was granted an option to purchase 250,000 shares of Series B common stock, vesting as to one quarter of the shares on each of the first, second, and fourth anniversary of the agreement. The exercise price of the option is $6.00 per share with respect to the first installment, $6.50 for the second installment, $7.00 for the third installment and $7.50 for the fourth installment.

Executive Compensation

   The following table sets forth all compensation awarded to, earned by or paid to the three people who served as our Chief Executive Officer and our four other most highly compensated executive officers whose annual salary and bonus exceeded $100,000 for services rendered in all capacities to us during 1999 (collectively, the "named executive officers").

                          Summary Compensation Table

                                                                            Long-Term
                                          Annual Compensation (1)          Compensation
                                     -----------------------------------   ------------
                            Twelve                          Other Annual    Securities
Name and Principal          Months                          Compensation    Underlying
Position(s)                 Ended    Salary ($) Bonus ($)       ($)         Options (#)
------------------        ---------- ---------- ---------   ------------   ------------
Sheldon S. Ohringer
 (2)....................  12/31/1999  202,518    100,000(3)  1,000,000(4)
  President and Chief
   Executive Officer      12/31/1998   50,006        --      2,000,000      2,805,000
David J. Gandini (5)....  12/31/1999  185,000     27,273(6)    100,000(7)      10,000
  Executive Vice
   President              12/31/1998   15,417        --            --         500,000
Marion K. Jenkins (8)...  12/31/1999  160,000     26,051(6)        --          40,000
  Executive Vice
   President of Web       12/31/1998   23,077                                 250,000
  Technologies and Chief
   Technology
  Officer
Jeffrey L. Dykes (9)....  12/31/1999  159,487     20,201(6)     30,000        160,000
  Senior Vice President,
   General                12/31/1998      --         --            --             --
  Counsel and Secretary
Douglas L. Kramer (10)..  12/31/1999  135,000     16,823(6)     30,000         10,000
  Senior Vice President   12/31/1998    9,259         --            --        125,000

--------
(1) Other compensation in the form of perquisites and other personal benefits has been omitted in those cases where the aggregate amount of such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of total annual salary and bonus for the Named Executive Officers for such year.
(2) Mr. Ohringer became FirstWorld's Chief Executive Officer on October 1,
    1998.
(3) Pursuant to the terms of Mr. Ohringer's employment agreement Mr. Ohringer is entitled to receive a bonus up to 50% of his base pay on each of his employment anniversary dates. As a result, Mr. Ohringer was paid a bonus on October 1, 1999.
(4) Pursuant to the terms of Mr. Ohringer's employment agreement Mr. Ohringer is entitled to a cash payment of $4.0 million for certain benefits that he would have been eligible to receive from his former employer. The cash payment of $4.0 million is payable in three separate installments, the first installment in the amount of $2.0 million was paid to Mr. Ohringer on October 1, 1998 and the second installment of $1.0 million was paid to Mr. Ohringer on October 1, 1999.
(5) Mr. Gandini became a FirstWorld employee on December 1, 1998.
(6) Payment represents cash bonus pursuant to the Quarterly Bonus Program.
(7) Pursuant to the terms of Mr. Gandini's employment agreement, Mr. Gandini is entitled to a cash payment of $500,000 for certain benefits he would have been eligible to receive from his former employer. The $500,000 cash payment is payable in three installments on each of January 1, 1999, 2000 and 2001. The first installment of $100,000 was paid on January 1, 1999 and the second installment of $200,000 was paid on January 1, 2000.
(8) Dr. Jenkins became a FirstWorld employee on November 9, 1998.
(9) Mr. Dykes became a FirstWorld employee on January 4, 1999.
(10) Mr. Kramer became a FirstWorld employee on December 7, 1998.

Option Grants During 1999

   The following table sets forth certain information with respect to options to purchase Series B common stock granted during the twelve-month period ended December 31, 1999 to certain of our executive officers.

                                                                                  Potential
                                                                                 Realizable
                                                                                    Value
                                                                                 at Assumed
                            Number of      % of Total                          Annual Rates of
                           Securities    Options Granted  Exercise               Stock Price
                           Underlying     to Employees     Price                Appreciation
                         Options Granted in Fiscal Year  per  Share Expiration for Option Term
          Name                 (#)             (%)         ($/SH)      Date    ---------------
          ----           --------------- --------------- ---------- ----------
           5%                  10%
 -----------------------     -------
Sheldon S. Ohringer.....         --            --            --           --       --      --
David S. Gandini........      10,000             *          7.50     12/31/06   30,533  71,154
Marion K. Jenkins.......      40,000           1.0          7.50     12/31/06  122,130 284,615
Jeffrey L. Dykes........      37,500                        6.00     01/04/06   91,598 213,461
                              37,500                        6.50     01/04/06   72,848 194,711
                              37,500                        7.00     01/04/06   54,098 175,961
                              37,500                        7.50     01/04/06   35,348 157,211
                              10,000                        7.50     12/31/06   30,533  71,154
                             -------                                           ------- -------
                             160,000           3.8                             284,425 812,498
Douglas L. Kramer.......      30,000             *          7.50     12/31/06   30,533  71,154

--------
   * Less than 1%

   Options were granted at an exercise price equal to or greater than the fair market value of our Series B common stock. Exercise prices are determined by our board of directors on the date of grant.

   The 5% and 10% assumed annual rates of compounded stock price appreciation shown above are mandated by rules of the SEC. These values do not take into account amounts required to be paid as income taxes and any applicable state laws or option provisions providing for termination of an option following termination of employment, non-transferability or vesting, and do not reflect our estimate of future stock price growth, if any, of the shares of Series B common stock.

Options Exercised During 1999 and Option Values

   The following table sets forth certain information with respect to the exercise of options to purchase Series B common stock during the twelve-month period ended December 31, 1999, and the unexercised options held and the value thereof at that date, for each of the named executive officers.

                                                Number of Securities
                                               Underlying Unexercised   Value of Unexercised In-
                           Shares              Options at Fiscal Year     the-Money Options at
                          Acquired    Value            End(#)              Fiscal Year End($)
                         on Exercise Realized ------------------------- -------------------------
          Name               (#)       ($)    Exercisable Unexercisable Exercisable Unexercisable
          ----           ----------- -------- ----------- ------------- ----------- -------------
Sheldon S. Ohringer.....     --        --      1,870,000     935,000     2,805,000    1,402,500
David J. Gandini........     --        --        125,000     385,000       187,500      187,500
Marion K. Jenkins.......     --        --         62,500     227,500        93,750       93,750
Jeffrey L. Dykes........     --        --            --      160,000           --       112,500
Douglas L. Kramer.......     --        --         31,250     103,750        46,875       46,875

--------

   In the table above, the value of unexercised in-the-money options is based on the fair market value of our Series B common stock as of December 31, 1999 (determined by the board of directors to be $7.50 per share), minus the per share exercise price, multiplied by the number of shares underlying the option.

Stock Option Plans, Stock Purchase Plans and Bonus Program

   As of the closing of this offering we have six stock option and stock purchase plans currently in place: the 1995 Stock Option Plan, the 1997 Stock Option Plan, the 1999 Equity Incentive Plan, the 1998 Stock Purchase Plan, the 1999 Employee Stock Purchase Plan and the Quarterly Bonus Program. We also offer our employees the opportunity to participate in our 401(k) Plan.

   1995 Stock Option Plan. Under the SpectraNet International 1995 Stock Option Plan we are authorized to issue incentive stock options to acquire up to an aggregate of 1,500,000 shares of Series B common stock. Subject to the limitations set forth in the 1995 Stock Option Plan, the board of directors or a committee thereof comprised of at least three board members has the authority, subject to certain limitations, to select the employees of FirstWorld or its subsidiaries to whom grants are made, to designate the number of shares to be covered by each option, to establish vesting schedules, and to specify other terms of the options. No person will be granted an option to the extent that the aggregate fair market value of the shares for which such option is exercisable for the first time by the optionee during a calendar year exceeds $100,000. Generally, options vest over a four and one half year period and expire ten years from the date of grant. Options granted under the 1995 Stock Option Plan are nontransferable and expire 90 days after the termination of an optionee's employment with FirstWorld, unless such optionee's service with FirstWorld is terminated by death or disability, in which case the options expire six months and one year, respectively. Upon the occurrence of a sale, merger or consolidation, where FirstWorld is the surviving corporation, each option issued under the 1995 Stock Option Plan will terminate, unless those options are assumed by FirstWorld; provided, that upon a merger or consolidation, if such options are not assumed by FirstWorld, the optionee may exercise his or her options to the extent already vested, until 15 days prior to the merger or consolidation transaction. Upon the occurrence of a merger or consolidation where FirstWorld is not the surviving corporation, each option issued under the 1995 Stock Option Plan, to the extent not already vested, will vest 30 days prior to that transaction unless assumed by the successor corporation. As of March 3, 2000 options to purchase an aggregate of 82,700 shares of Series B common stock at prices ranging from $0.25 to $4.50 were outstanding under the 1995 Stock Option Plan and 199,900 shares remained available for future grant under this plan.

   1997 Stock Option Plan. Under the SpectraNet International 1997 Stock Option Plan we are authorized to issue an aggregate of 1,500,000 options to purchase Series B common stock. The 1997 Stock Option Plan provides for the grant of incentive stock options and nonqualified stock options and the award of stock purchase rights. Subject to the terms and conditions of the 1997 Stock Option Plan and applicable law, the board of directors or a duly appointed committee of the board has the authority to determine, among other things, which employees, officers, directors or consultants should be awarded options, the type of options to be awarded, the number of shares covered by option awards, the exercise price applicable to options awarded and the vesting schedule of such options. Generally, options granted to officers, directors and consultants will become exercisable at a rate of not less than 20% per year over a period of five years from their date of grant. Options awarded under the 1997 Stock Option Plan are nontransferable and generally expire ten years from the date of grant. Unless otherwise indicated in the applicable stock option agreement, the vested portion of options awarded pursuant to the 1997 Stock Option Plan will remain exercisable for three months after the termination of the optionee's service to FirstWorld. However, if the optionee's service to FirstWorld ends because of death or disability, unless otherwise indicated in the stock option agreement, the optionee has 12 months to exercise the vested portion of his or her options. In the event of a merger or sale of substantially all of the assets of FirstWorld, all outstanding options and stock purchase rights will be assumed or substituted with an equivalent number of options or rights from the successor corporation, and in the event that the successor corporation refuses to assume or substitute the options or the stock purchase rights, the option or right will become fully vested, whether exercisable or not, for a period of 15 days from the date that the optionee receives notice that the options and rights have accelerated. The 1997 Stock Option Plan also provides that the board or the committee may, at any time, offer to buy out, for a payment in cash or shares, an option previously granted to any optionee on such terms and conditions as they may determine. As of March 3, 2000, options to purchase an aggregate of 538,417 shares of Series B common stock at exercise prices ranging from $3.00 to $7.50 were outstanding under the 1997 Stock Option Plan and 579,317 remained available for future grant under this plan. The 1997 Stock Option Plan does not contain any provisions as to maximum number of options or stock purchase rights that may be granted to any one individual, and will terminate ten years from the date it was adopted by the Board.

   1999 Equity Incentive Plan. Under our 1999 Equity Incentive Plan we are authorized to issue options to purchase up to 6,500,000 shares of our Series B common stock after giving effect to an increase in the share reserve approved by the board of directors in March 2000. The 1999 Equity Incentive Plan provides for the grant of incentive stock options, nonqualified stock options and stock appreciation rights. Subject to limitations contained in the 1999 Equity Incentive Plan and approval by the board of directors, the compensation committee of the board of directors determines which of our employees or consultants are to receive grants under the 1999 Equity Incentive Plan, designate the number of options or stock appreciation rights to be granted, and make any decisions necessary to administer the plan. No more than 500,000 options can be granted to any individual under the terms of the 1999 Equity Incentive Plan. Unless the board determines otherwise, payment upon the exercise of any options or stock appreciation rights must be made in cash at the time of exercise. Prior to a public offering of FirstWorld, options granted under the plan are non-transferable and expire 90 days after an employee or consultant relationship with the company is terminated for any reason other than for death, disability or cause. After a public offering of First World, options will expire 30 days after an employee or consultant relationship with the company is terminated for any reason other than for death, disability or cause. Where, however, the employee or consultant relationship is terminated for cause, the board of directors or a committee, in its discretion, may terminate the optionee's right to exercise his or her option. Where the optionee dies or becomes disabled, the optionee will have 12 months to exercise his or her options. Options generally vest over a period of not more than four years, and expire five or seven years after the grant date, based on compliance with certain securities laws. In the event of a change in control, the board of directors may provide (i) that all awards granted under the 1999 Equity Incentive Plan become fully exercisable, or (ii) that the resulting or surviving corporation assume the awards granted, or (iii) that the surviving corporation substitute such awards for an option to purchase its shares on the same terms and conditions. As of March 3, 2000, options covering an aggregate of 3,858,500 shares of FirstWorld's Series B common stock were outstanding under the 1999 Equity Incentive Plan at exercise prices ranging from $6.00 to $10.75. In addition, as of March 3, 2000, stock appreciation rights covering an aggregate of 1,137,012 shares of our Series B common stock were outstanding under the 1999 Equity Incentive Plan, 1,496,488 shares remained available for future grant under the 1999 Equity Incentive Plan. The 1999 Equity Incentive Plan became effective on March 8, 1999 and terminates automatically on March 8, 2004, unless it is terminated sooner. In December 1999, the board approved the conversion of stock appreciation rights into options as of the date of this offering.

   1998 Stock Purchase Plan. Under our 1998 Stock Purchase Plan we are authorized to issue rights to purchase up to 500,000 shares of our Series B common stock to directors and employees. Administration of the 1998 Stock Purchase Plan has been delegated to the compensation committee of the board of directors, subject to certain limitations. That committee may determine the offerees to whom purchase rights are to be granted, the number of such rights to be granted, the price per share of the purchase rights and the time limit for exercise of the purchase rights. Shares granted under the 1998 Stock Purchase Plan may be purchased using a promissory note for up to 50% of the purchase price of the stock. If the purchaser elects to use a promissory note as any part of the purchase price, the shares purchased must be pledged to secure that note. In September 1998, FirstWorld offered rights to purchase an aggregate of 300,000 shares of Series B common stock to 17 offerees. Prior to the stated expiration of the stock purchase rights in November 1998, five employees purchased 42,250 shares of Series B common stock at a price of $4.50 per share. No stock purchase rights have been granted under the 1998 Stock Purchase Plan since September 1998. The 1998 Stock Purchase Plan has a term of ten years and terminates automatically on September 18, 2008 unless it is terminated sooner.

   1999 Employee Stock Purchase Plan. In December 1999 the board adopted the 1999 Employee Stock Purchase Plan covering an aggregate of 1,000,000 shares of common stock. The 1999 Employee Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code. Under the 1999 Employee Stock Purchase Plan, the board may authorize participation by eligible employees, including officers, in periodic offerings following the adoption of the 1999 Employee Stock Purchase Plan. The 1999 Employee Stock Purchase Plan is administered by the board or a committee authorized by the board to act on its behalf.

   The 1999 Employee Stock Purchase Plan provides a means by which employees of FirstWorld may purchase Series B common stock through payroll deductions. The 1999 Employee Stock Purchase Plan is implemented by offering rights to purchase to eligible employees. The first offering will begin on the effective date of the initial public offering and will end on January 31, 2001. Purchases will occur on January 31, 2000 and on each subsequent January 31 and July 31 thereafter. However, no shares will be issued under this plan until it has been approved by our stockholders. Unless otherwise determined by the board, Series B common stock is purchased for accounts of employees participating in the 1999 Employee Stock Purchase Plan at a price per share equal to the lower of (i) 85% of the fair market value of a share of Series B common stock on the first offering date of each purchase period or (ii) 85% of the fair market value of a share of Series B common stock on the date of purchase.

   Generally, all regular employees, including executive officers, who work at least 20 hours per week and are employed by FirstWorld or by an affiliate of FirstWorld for at least five months per calendar year may participate in the 1999 Employee Stock Purchase Plan and may authorize payroll deductions of up to 15% of their base compensation for the purchase of Series B common stock under the 1999 Employee Stock Purchase Plan.

   Eligible employees may be granted rights only if the rights, together with any other rights granted under any FirstWorld employee stock purchase plan, do not permit such employee to purchase stock of FirstWorld with a fair market value in excess of $25,000 for each calendar year in which such rights are outstanding. In addition, no employee will be eligible for the grant of any rights under the 1999 Employee Stock Purchase Plan if immediately after such rights are granted, such employee would have voting power of more than 5% of the outstanding capital stock of FirstWorld.

   Where the employee's employment terminates for any reason, the employee's rights under the 1999 Employee Stock Purchase Plan will immediately terminate and FirstWorld will distribute to the employee all of his or her accumulated payroll deductions, without interest. In the event of certain changes of control, the board has discretion to provide that each right to purchase Series B common stock will be assumed or an equivalent right substituted by the successor corporation, or the board may shorten the offering period and provide for all sums collected by payroll deductions to be applied to purchase stock immediately prior to the change in control. The 1999 Employee Stock Purchase Plan will terminate at the direction of the board or when all of the shares reserved for issuance have been purchased. As of March 3, 2000 no shares were issued pursuant to this plan.

   Quarterly Bonus Program. Our Quarterly Bonus Program was adopted by the board of directors on May 3, 1999 and amended in December 1999. The bonus plan is administered by the compensation committee. Eligible participants include employees who are scheduled to work 40 or more hours per week. Temporary contract employees are not eligible to participate in the bonus plan. This bonus plan is intended to lead to increased individual productivity and employee retention. A bonus earned by each eligible employee in the bonus plan is based in part on the productivity of that participant's profit and loss center and in part on that participant's individual performance. Year end bonuses, in addition to the fourth quarter bonus, include an amount equal to the sum of the recipient's first quarter, second quarter and third quarter bonuses. A recipient must be employed by FirstWorld on the day the bonus check is issued in order to be eligible to receive a bonus. If however, the participant's employment is terminated due to a reduction in force, the participant will be entitled to a pro rata share of any bonus for which he or she would otherwise qualify under the bonus plan. We incurred expenses of approximately $3.2 million for the year ended December 31, 1999. Certain executive officers may elect to receive shares of stock in FirstWorld in lieu of a cash bonus payment under the bonus plan. An aggregate of 200,000 shares of Series B common stock will be available for issuance under the bonus plan for this purpose. As of March 3, 2000, 14,116 shares of Series B common stock had been issued under the Quarterly Program. The bonus plan was amended by the board in December 1999 for the year 2000 to provide that the bonus earned will be based on FirstWorld's overall year-to-date performance rather than the participant's profit and loss center as measured on a quarter-by-quarter stand-alone basis.

   401(k) Plan. On November 1, 1998, we adopted a 401(k) retirement plan, pursuant to which eligible employees may elect to defer up to 20% of their compensation into the 401(k) Plan up to a maximum of $10,000 per annum. The 401(k) Plan also stipulates that we may provide discretionary matching contributions to the participants of the 401(k) Plan, which matching contributions would be allocated to the participants as of December 31 of each 401(k) Plan year and would vest to the participants at the rate of 25% per year of service. All administrative expenses of the 401(k) Plan will be borne by us. On December 13, 1999, the board approved a matching contribution in cash in the amount equal to 50% of each participant's contribution to the 401(k) Plan, up to a maximum contribution of 6% of the participant's eligible compensation for the 1999 plan year. We incurred an expense of $400,000 as a result of this match. Matching contributions in future plan years will be made at the discretion of the board.

   Annual Grant of Stock Options and Stock Appreciation Rights. On December 13, 1999, our board of directors approved an annual grant of stock options and stock appreciation rights under our 1999 Equity Incentive Plan to our eligible employees. On December 31, 1999, stock options and stock appreciation rights were granted. Any future grants will be at the discretion of the board, and will be based on the position and individual performance of the employee within FirstWorld in the respective year.

                            PRINCIPAL STOCKHOLDERS

   The following table sets forth information with respect to beneficial ownership of our common stock as of March 3, 2000 for:

  . each person known to us to own beneficially more than 5% of the common stock;

  . each of our directors;

  . each of the executive officers named in the summary compensation table;
    and

  . all of our directors and executive officers as a group.

                        Series A Common Stock(1)        Series B Common Stock(1)          Total Common Stock(1)
                     ------------------------------- ------------------------------- -------------------------------
                                   Percent of Class                Percent of Class               Percent of Equity  % of Voting
                        No. of    ------------------    No. of    ------------------    No. of    ------------------    Power
                        Shares    Prior to Following    Shares    Prior to Following    Shares    Prior to Following  Following
                     Beneficially   the       the    Beneficially   the       the    Beneficially   the       the        the
                        Owned     Offering Offering     Owned     Offering Offering     Owned     Offering Offering  Offering(1)
                     ------------ -------- --------- ------------ -------- --------- ------------ -------- --------- -----------
Donald L.
 Sturm(2).......      5,000,000     98.0%    98.0%    18,591,682    48.7%    33.9%    23,591,682    54.5%    39.4%      72.1%
Texas Pacific
 Group(3).......              0        *        *     13,097,166    40.4     33.2     13,097,166    35.0     30.5       17.1
Enron(4)........              0        *        *      3,000,000     9.8      6.4      3,000,000     8.4      5.7        3.1
Sheldon S.
 Ohringer(5)....              0        *        *      1,870,000     6.3      4.1      1,870,000     5.4      3.7        2.0
James O.
 Spitzenberger(6)..           0        *        *              0       *        *              0       *        *          *
John C.
 Stiska(7)......              0        *        *         35,000       *        *         35,000       *        *          *
Melanie L.
 Sturm(8).......              0        *        *              0       *        *              0       *        *          *
David J.
 Gandini(9).....              0        *        *        128,741       *        *        128,741       *        *          *
Marion K.
 Jenkins(10)....              0        *        *         66,421       *        *         66,421       *        *          *
Jeffrey L.
 Dykes(11)......              0        *        *         38,625       *        *         38,625       *        *          *
Douglas L.
 Kramer(12).....              0        *        *         32,839       *        *         32,839       *        *          *
All directors
 and executive
 officers as a
 group (11
 persons)(13)...      5,000,000     98.0%    98.0%    20,837,297    51.6%    36.6%    25,837,297    56.8%    41.6%      74.4%

--------
 *  Less than one percent beneficially owned
(1) In accordance with SEC rules, the table gives effect to the shares of common stock that could be issued upon the exercise of outstanding options and warrants prior to March 3, 2000. Unless otherwise noted in the footnotes to the table and subject to community property laws where applicable, the individuals have sole voting and investment control with respect to the shares beneficially owned by them. Unless otherwise indicated, the business address for each of the individuals or entities listed below is c/o FirstWorld Communications, Inc., 8390 E. Crescent Parkway, Suite 300, Greenwood Village, Colorado 80111. In accordance with SEC rules, a person is deemed to be a "beneficial owner" of a security if he or she has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. More than one person may be deemed to be a beneficial owner of the same securities. The percentage ownership of each stockholder is calculated based on the total number of outstanding shares of Series A common stock and Series B common stock as of March 3, 2000 and those shares of Series A common stock or Series B common stock that may be acquired by such stockholder within 60 days of such date. Consequently, the denominator for calculating such percentage may be different for each stockholder. The table above is based upon information supplied by directors, executive officers and principal stockholders. See "Description of Capital Stock." The percentage ownership and percentage of voting power after the offering gives effect to the shares of Series B common stock to be issued in the offering, in the concurrent private placements and upon exercise of a warrant to purchase 800,000 shares of Series B common stock for which we have received notice of exercise.
(2) Shares listed include: (a) 5,000,000 shares of Series A common stock held of record by Colorado Spectra 3, LLC; (b) 1,392,757 shares of Series B common stock held of record by Colorado Spectra 1, LLC; (c) 3,236,083 shares of Series B common stock held of record by Spectra 3; (d) 3,333,333 shares of Series B common stock held by record by Colorado 4, LLC; and (e) 10,629,509 shares of Series B common stock subject to currently exercisable warrants held of record by Spectra 1, Colorado Spectra 2, LLC and Spectra 3. Spectra 1, 2, 3 and 4 are referred to as the "Sturm Entities." Beneficial ownership of the foregoing shares is attributable to Mr. Sturm because he is the managing member of the Sturm Entities and is therefore deemed to exercise voting power and investment authority with respect to the shares.
(3) Shares listed include (a) 3,539,325 shares of Series B common stock held of record by TPG Partners III, L.P. ("TPG III"), 1,640,751 shares of Series B common stock held of record by T3 Partners, L.P. ("T3"), 1,754,154 shares of Series B common stock held of record by Colony Investors IV, L.P. ("Colony"), and 1,301,853 shares of Series B common stock held of record by TPG FirstWorld II LLC ("TPG II"); and (b) 2,088,973 shares of Series B common stock issuable upon the exercise of warrants held by TPG II, 968,400 shares of Series B common stock issuable upon the exercise of warrants held by T3, 1,035,333 shares of Series B common stock issuable upon the exercise of warrants held by Colony, and 768,377 shares of Series B common stock issuable upon exercise of warrants held by TPG II. Warrants to purchase an aggregate of 375,000 shares of Series B common stock held of record by the above entities will not be exercisable until the occurrence of certain contingencies. TPG FirstWorld I LLC, an affiliate of Texas Pacific Group, is purchasing 3,162,555 shares of Series B common stock in a concurrent private placement; this ownership is reflected in the columns showing percentage ownership and percentage of voting power after the offering.
(4) Shares listed include 3,000,000 shares of Series B common stock issuable upon exercise of a warrant held by Enron North America Corp.
(5) Shares listed include 1,870,000 shares of Series B common stock subject to currently exercisable options held by Mr. Ohringer at an exercise price of $6.00.
(6) Excludes shares of Series A common stock and Series B common stock beneficially owned by the Sturm Entities (described in note 2). Mr. Spitzenberger, together with trusts established for the benefit of Mr. Spitzenberger's children, owns 10.0%, 10.0% and 6.67% of the membership interests in Spectra 1, Spectra 2 and Spectra 3, respectively. Mr. Spitzenberger disclaims beneficial ownership of such shares.
(7) Shares listed include: (a) 10,000 shares of Series B common stock held directly by Mr. Stiska; and (b) 25,000 shares of Series B common stock subject to currently exercisable options held by Mr. Stiska at an exercise price of $3.00.
(8) Excludes shares of Series A common stock and Series B common stock beneficially owned by the Sturm Entities (described in note 2). Ms. Sturm owns membership interests in certain of the Sturm Entities, through a revocable trust of which she is a co-trustee. Ms. Sturm disclaims beneficial ownership of such shares.
(9) Shares listed include: 125,000 shares of Series B common stock subject to currently exercisable options held by Mr. Gandini at an exercise price of $6.00 and 3,741 shares acquired pursuant to FirstWorld's Quarterly Bonus Program.
(10) Shares listed include: 62,500 shares of Series B common stock subject to currently exercisable options held by Mr. Jenkins at an exercise price of $6.00 and 3,921 shares acquired pursuant to FirstWorld's Quarterly Bonus Program.
(11) Shares listed include: 37,500 shares of Series B common stock subject to currently exercisable options held by Mr. Dykes at an exercise price of $6.00 and 1,125 shares acquired by Mr. Dykes pursuant to FirstWorld's Quarterly Bonus Program.
(12) Shares listed include: 31,250 shares of Series B common stock subject to currently exercisable options held by Mr. Kramer at an exercise price of $6.00 and 1,589 shares acquired pursuant to FirstWorld's Quarterly Bonus Program.
(13) Of the 20,837,297 shares of Series B common stock beneficially owned by the directors and executive officers as a group, 13,115 shares of Series B common stock were acquired by certain executive officers pursuant to FirstWorld's Quarterly Bonus Program.

                             CERTAIN TRANSACTIONS

December 1997 Equity Investment

   General. On December 30, 1997, we issued 5,000,000 shares of newly created Series A common stock to each of Spectra 3 and Enron for $3.00 per share pursuant to a common stock purchase agreement. We also issued for no additional consideration warrants to purchase 5,000,000 shares of Series B common stock at $3.00 per share to each of Spectra 3 and Enron. The Series A common stock and Series B common stock are identical in all respects, except that the Series A common stock possesses ten votes per share on all matters subject to a vote of stockholders while the Series B common stock possesses one vote per share. See "Description of Capital Stock." Spectra 3, an entity controlled by Donald L. Sturm, was formed for the purpose of participating in this equity investment. Spectra 3 is an affiliate of Spectra 1 and Spectra 2, entities that owned equity securities of FirstWorld prior to the equity investment. See "Principal Stockholders of Certain Beneficial Owners and Management." Spectra 1, 2, 3 and 4 are referred to as the "Sturm Entities."

   The stock purchase agreement also granted Spectra 3 and Enron the right to invest an additional $20.0 million in the aggregate on the same terms applicable to their purchases of Series A common stock, except that any additional shares of common stock to be acquired would be Series B common stock. Spectra 3 and Enron exercised this option in April 1998 and acquired an aggregate of shares of Series B common stock at an exercise price of $3.00 per share.

   Investor Rights Agreement. In connection with the closing of the equity investment discussed above, we entered into an amended and restated investor rights agreement which entitles Spectra 3, Enron and other prior investors to the demand and piggyback registration rights in the section of this prospectus entitled "Description of Capital Stock--Registration Rights." In addition, the Sturm Entities and Enron were granted rights of first refusal that permit them to maintain their respective percentage ownership interest in FirstWorld with respect to certain future equity issuances. Under the terms of his employment agreement, Mr. Ohringer was also granted a right to maintain his percentage ownership interest in FirstWorld with respect to certain future equity issuances.

   In connection with the additional investment of $20.0 million discussed above, we further amended and restated the investor rights agreement in order to allow for, and coordinate with, the registration rights granted by the warrant registration rights agreement dated April 13, 1998 between FirstWorld and the initial purchasers of those warrants and to make certain other revisions to the previous version of the investor rights agreement. Also, in connection with the hiring of Mr. Ohringer as our President and Chief Executive Officer in October 1998, we amended the investor rights agreement to waive the right of first refusal with respect to the issuance of options pursuant to Mr. Ohringer's employment agreement.

   In connection with the Sturm equity investment agreement, the investor rights agreement was amended to waive the right of first refusal held by certain parties with respect to the acquisition of the Series B common stock by Spectra 4 under that agreement, to provide Spectra 4 the same rights and obligations as the "Sturm Entities" under the investor rights agreement, and to provide the same registration rights to Spectra 4 as are provided to other holders under the agreement. Upon consummation of the concurrent private placements, the investor rights agreement will be amended to provide Lucent, Microsoft, SAIC and Texas Pacific Group with the demand, S-3 and piggy back registration rights set forth in the investor rights agreement. In addition, pursuant to a letter agreement signed by Enron, Texas Pacific Group and FirstWorld, all of Enron's rights under this agreement will terminate upon the closing of this offering.

   Amendment to Sturm Warrant. On January 31, 1997 FirstWorld, Spectra 1 and Spectra 2 entered into a warrant purchase/right to maintain agreement pursuant to which we sold to Spectra 2 a warrant that was initially exercisable for 800,000 shares of common stock at an aggregate exercise price of $3.8 million. This warrant contained an anti-dilution provision pursuant to which the number of shares that could be purchased could be increased based upon the weighted average issuance price of equity securities issued by FirstWorld prior toApril 1, 1999. In connection with the closing of the 1997 equity investment, this warrant was amended to provide for the issuance upon exercise of up to 2,110,140 shares of Series B common stock with an exercise price of $1.80 per share, amounting to an aggregate exercise price of approximately $3.8 million. The warrant is subject to customary adjustment on stock splits, stock dividends, subdivisions or combinations, but is not otherwise subject to adjustment. In addition, Spectra 1 and Spectra 2 waived their maintenance rights provided under the warrant purchase/right to maintain agreement.

   Board of Directors. Upon the closing of the December 1997 equity investment, FirstWorld's board of directors was reconstituted with seven directors as follows: three designees of the Sturm Entities--Donald L. Sturm, Melanie L. Sturm and James O. Spitzenberger; two designees of Enron Capital--
C. Kevin Garland and Rodney D. Malcolm (Mr. Malcolm resigned in April 1999 and was replaced by Mr. Horn); one management representative--Robert E. Randall; and John C. Stiska, an existing director, as an independent member of the board. Pursuant to the stock purchase agreement, the Series B common stock holders became entitled to designate a director in lieu of the manager representative. Messrs. Garland and Horn resigned effective March 3, 2000 in connection with Enron's sale of securities to Texas Pacific Group, leaving two vacancies.

   Waiver of Business Opportunities. In connection with the 1997 equity investment FirstWorld, the Sturm Entities and Enron entered into a business opportunity agreement to address the fact that Enron and the Sturm Entities or their affiliates own or participate in telecommunications businesses, and may develop, finance or otherwise participate in such businesses in the future, including businesses that may compete with FirstWorld. Enron advised FirstWorld and the Sturm Entities that (a) FirstPoint Communications, Inc. and its affiliates, which are affiliates of Enron, are engaged in the business of providing telecommunications services, and may have developed or will develop, finance or acquire interests in telecommunications and related companies that compete with FirstWorld, and (b) FirstPoint was at the time of the investment by Enron in FirstWorld pursuing a financing, acquisition or investment opportunity in a competitor or potential competitor of FirstWorld.

   This business opportunity agreement generally provides, except as agreed by the parties and as set forth in that agreement, that (a) neither Enron, the Sturm Entities nor any of their affiliates would have any obligation to pursue any business opportunity jointly with FirstWorld or to offer any business opportunity to FirstWorld, and any Enron or Sturm Entity representative on the board would have no obligation to offer any business opportunity to FirstWorld; (b) Enron, the Sturm Entities and their affiliates would be free to pursue business opportunities jointly with parties other than FirstWorld, including opportunities that might involve telecommunications; and (c) Enron, the Sturm Entities and their affiliates would be free to compete with FirstWorld and would have no obligation to refrain from engaging in any business.

   The business opportunity agreement also provides that we will, during an exclusivity period, grant Enron and its affiliates the exclusive right to pursue jointly with us any "joint application opportunity" that includes both telecommunications and utility applications, for example, the marketing of natural gas, electricity or water and the provision of related services. The exclusivity period began on the closing of the December 1997 equity investment and continues until the earlier of December 30, 2000 or the date upon which Enron and any of its affiliates hold less than 5% of the capital stock or warrants of FirstWorld (determined on a fully-diluted basis). During this exclusivity period, we are obligated to provide Enron notice of any joint application opportunity that we want to pursue anywhere in the United States. If Enron notifies us that it desires to participate, then we cannot pursue the joint application opportunity without the participation of Enron. If Enron elects not to participate, then we are free to pursue independently the telecommunications portion of the joint application opportunity without the participation of Enron, but we cannot pursue the joint application opportunity with any other person (except for provision of the telecommunications portion thereof on a subcontract basis only), and Enron is free to pursue the joint application opportunity (including the utility applications and/or the telecommunications applications) on its own or with any party other than FirstWorld. This agreement was terminated with respect to Enron in connection with the closing of Enron's sale of its Series A and Series B common stock to Texas Pacific Group.

   Securityholders Agreement. The Sturm Entities and Enron entered into a securityholders agreement, to which FirstWorld is also a party, in connection with the closing of the December 1997 equity investment. This contains agreements among the Sturm Entities and Enron with respect to the designation, election, removal and replacement of the members of the board other than those elected by the holders of our Series B common stock. It also contains agreements among the Sturm Entities and Enron (a) providing for rights of first offer with respect to certain proposed transfers of common stock or warrants of FirstWorld by any of the Sturm Entities or Enron, (b) providing for rights to purchase the common stock and warrants held by a party to the securityholders agreement, other than FirstWorld, that experiences a change of control or other triggering event and (c) providing for rights to participate in certain proposed dispositions of common stock or warrants by any of the Sturm Entities or Enron. In connection with the Sturm equity investment agreement, the Securityholders

Agreement was amended to add Spectra 4 as a Holder and a member of the Sturm Group as those terms are defined under that agreement. This agreement was terminated in connection with Enron's sale of its Series A and Series B common stock to Texas Pacific Group.

   Transaction Fees and Expenses. We paid Spectra 3 and Enron a transaction fee equal to six percent of the gross amount invested by them in the December 1997 equity investment and the additional $20 million in April 1998--$1.5 million for each of Spectra 3 and Enron. In addition, FirstWorld reimbursed all reasonable costs and expenses of the Sturm Entities and Enron incurred in connection with the stock purchase agreement, up to a maximum of $50,000 for the Sturm Entities and $50,000 for Enron, plus the $90,000 of required filing fees under the Hart-Scott-Rodino Act.

   Management Services Agreements. FirstWorld entered into separate management consulting services agreements with each of Enron and Corporate Managers, LLC, a Colorado limited liability company which is an affiliate of the Sturm Entities. Pursuant to this agreement, Enron and Corporate Managers will provide management services to FirstWorld for three years following the closing of the 1997 equity investment in exchange for an annual management fee. Both management consulting services agreements initially provided for annual management fees of $500,000 plus out of pocket expenses. The Company amended the management consulting services agreement with Corporate Managers in March 1998 to provide for an annual management fee of $620,000 plus out of pocket expenses because Mr. Sturm had taken a more active management role with FirstWorld than originally anticipated. On October 1, 1998, FirstWorld further amended that management consulting services agreement to reduce the compensation payable to Corporate Managers thereunder to $500,000 per year. This reduction was intended to reflect the reduced role Mr. Sturm was expected to take effective with the retention of Mr. Ohringer as FirstWorld's new Chief Executive Officer and President. Corporate Managers and Enron each has the right in its discretion to terminate its management consulting services agreement with FirstWorld. Enron terminated its management services agreement upon its sale of Series A and Series B common stock to Texas Pacific Group.

Optec Capacity Agreement

   As part of the Optec acquisition we acquired rights to use 15 OC-3 level data network capacity increments in cities located on Enron's long haul network currently under construction. Enron has advised us that capacity is available in Portland, Los Angeles and Salt Lake City. Enron is obligated to deliver capacity to Denver, Houston, Dallas and Miami by November 24, 2001. If capacity is not delivered by this date we may extend the agreement. We may select capacity increments in additional cities or increase our capacity in selected cities which in the aggregate does not exceed 15 OC-3 level increments. Our rights terminate on the earlier of November 24, 2005 or 4 years after the date capacity is made available to the last of the cities listed above. In addition, we obtained a right to use 48 fiber strands in three routes in the Portland metropolitan area for the economically useful life of the fiber.

Network Equipment Sale

   In November 1999 we agreed to sell approximately $3.4 million worth of network equipment to Enron Leasing, an affiliate of Enron.

Sturm Equity Investment Agreement

   On December 2, 1999, the Company entered into an Equity Investment Agreement with Colorado Spectra 4, LLC, an affiliate of the Sturm Entities, for a $50.0 million equity commitment. The Agreement allows us to require that Spectra 4 purchase up $50.0 million of Series B common stock priced at $7.50 per share. The Agreement will expire on the earlier of June 18, 2000 or the closing of an initial public offering by us.

   The agreement contains three dates on which we can require that Spectra 4 purchase the Series B common stock. These dates are: February 15, 2000, March 31, 2000 and the expiration date of the agreement. Additionally, if at any time the amount of cash, cash equivalents and marketable securities we hold falls below $20.0 million, we will be deemed to have automatically exercised $25.0 million of the commitment. Under the terms of the agreement, we are required to pay Spectra 4 a non-refundable $5.0 million fee for the commitment no later than the closing of this offering.

   On February 7, 2000 we gave notice to Spectra 4 that our cash, cash equivalents and marketable securities position had fallen below $20.0 million, and on February 10, 2000, pursuant to this automatic trigger provision, we sold 3,333,333 shares of Series B common stock to Spectra 4 for $25 million and paid the $5.0 million commitment fee as required by the agreement.

Subsequent Transfer of Certain Interests and Obligations of Enron

   The FirstWorld securities purchased by Enron were subsequently transferred to various affiliates of Enron. On March 3, 2000, Enron transfered 8,236,083 shares of common stock and warrants to purchase additional 5,236,083 shares of our common stock to affiliates of Texas Pacific Group. A portion of the warrants transferred will not be exercisable until the occurence of certain contingencies.

Legal Matters

   John C. Stiska, one of FirstWorld's directors, accepted an of counsel position with Latham & Watkins in July 1998. During 1999, Latham & Watkins provided legal services to FirstWorld.

                         DESCRIPTION OF CAPITAL STOCK

   Effective on the closing of this offering, FirstWorld's authorized capital stock will consist of: (i) 100,000,000 shares of common stock and (ii) 10,000,000 shares of preferred stock, $.0001 par value per share. Of the authorized common stock, 10,135,164 shares have been designated Series A common stock and 89,864,836 have been designated Series B common stock. As of March 3, 2000, no shares of preferred stock, 5,101,831 shares of Series A common stock, 27,557,091 shares of Series B common stock and warrants to purchase 24,578,435 shares of Series B common stock were issued and outstanding.

   Except as otherwise required by law, actions taken at FirstWorld's stockholder meetings require the affirmative vote of a majority of the shares represented at the meeting and that a quorum be present. The holders of common stock have no preemptive rights. See "Certain Transactions--December 1997 Equity Investment--Investor Rights Agreement." In the event of a liquidation, dissolution or winding up of FirstWorld, holders of common stock are entitled to share ratably in the assets of the company which are legally available for distribution, if any, remaining after the payment of all debts and liabilities of FirstWorld and the liquidation preference of any then outstanding preferred stock. At present there is no established market for FirstWorld's common stock.

Series A Common Stock.

   Each share of FirstWorld's Series A common stock entitles the holder to ten votes on all matters submitted to a vote of stockholders. Each share of Series A common stock is convertible at any time at the option of the holder into one share of Series B common stock in accordance with the terms of our certificate of incorporation. In addition, each share of Series A common stock automatically converts into one share of Series B common stock,

  . upon a sale or transfer of any Series A common stock to anyone other than
    (1) a natural person who is qualified as an accredited investor under applicable securities laws and who is a member, manager or officer of Spectra 3 or an affiliate of any such member, manager or officer (a "Permitted Transferee") or (2) an affiliate of Donald L. Sturm or Enron, or

  . with respect to shares of Series A Common Stock held by Spectra 3, upon a transfer of a controlling interest in Spectra 3 to any person or entity other than Enron, Donald L. Sturm, a Permitted Transferee or one of their affiliates.

Series B Common Stock

   Each share of Series B common stock entitles the holder thereof to one vote on all matters submitted to a vote of stockholders. The holders of Series B Common Stock voting as a class are entitled to elect one director at each meeting called for the election of directors. Any vacancy occurring because of the death, resignation or removal of a director elected by holders of Series B common stock shall be filled by the vote or written consent of a majority of the shares of Series B common stock or, in the absence of such action by the holders of Series B common stock, by the action of the remaining directors then in office. All other directors shall be elected by the holders of Series A common stock and Series B common stock voting together.

Preferred Stock

   Our board of directors is authorized, without further stockholder approval, to issue up to an aggregate of 10,000,000 shares of preferred stock in one or more series. The board of directors may fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series, and the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption price or prices and liquidation preferences. The issuance of preferred stock could:

  . adversely affect the voting power of holders of common stock,

  . adversely affect the likelihood that the holders of common stock will receive dividend payments and payments upon liquidation, and

  . delay, defer or prevent a change in control of FirstWorld.

   We have no present plans to issue any shares of preferred stock.

Warrants

   Private Note Warrants. In April 1998 FirstWorld sold 470,000 units each consisting of a $1,000 principal amount at maturity of notes and a warrant to purchase 7.9002 shares of the Company's Series B common stock (subject to adjustment). These warrants, referred below as "Private Note Warrants," have an exercise price of $.01 per share, are exercisable at any time on or after the earlier to occur of an initial public offering of our Series B common stock or a change of control of FirstWorld, and expire on April 15, 2008. These warrants have the registration rights set forth below under the caption "--Registration Rights."

   Other Warrants. On September 16, 1997, in connection with a financing transaction, we issued to Foothill Capital Corporation a five year warrant to purchase 800,000 shares of Series B common stock at a price of $3.00 per share. We have received notice that Foothill will exercise this warrant contingent upon the closing of this offering. On January 31, 1997 we issued a five year warrant to one of the Sturm Entities currently exercisable for 2,110,140 shares of Series B common stock with an exercise price of $1.80 per share. This warrant is discussed more fully in the section of this prospectus entitled "Certain Transactions--December 1997 Equity Investment--Amendment to Sturm Warrant." In connection with the equity investments of December 1997 and April 1998 by Spectra 3, and Enron and certain other investors, we issued to those entities seven year warrants to purchase an aggregate of 16,801,830 shares of Series B common stock at a price of $3.00. In connection with our Series C preferred stock financing, we issued five year warrants currently exercisable for an aggregate of 964,682 shares of Series B common stock for an average exercise price of $3.83. In January 1997, we issued warrants currently exercisable for an aggregate of 107,400 shares of Series B common stock at a weighted average exercise price of $4.98 per share to certain of our legal and financial advisors. In connection with the private placement of our Series A common stock, we issued warrants currently exercisable for 30,000 shares of Series B common stock at an exercise price of $5.00 per share to certain of our financial advisors. In July 1997 we issued warrants currently exercisable for 33,789 shares of Series B common stock at an exercise price of $6.00 per share to our noteholders.

   In connection with one of the concurrent private placements we expect to issue a five-year warrant to Microsoft Corporation. Based on a public offering price of $17.00, this warrant will be exercisable for 569,260 shares at a price of $21.25 per share.

Registration Rights

   Several agreements provide registration rights to certain of FirstWorld's investors.

   The Investor Rights Agreement. The Amended and Restated Investor Rights Agreement grants demand and "piggyback" registration rights to the Sturm Entities, Enron, Texas Pacific Group and certain other investors with respect to 22,439,589 shares of Series B common stock. Subject to certain exceptions and requirements, the parties to the investor rights agreement are entitled to demand three long-form registrations. In addition, subject to certain exceptions and requirements, the parties to the investor rights agreement are entitled to demand unlimited short-form registrations once such short-form registration becomes available to FirstWorld. The parties to the investor rights agreement also possess "piggyback" registration rights which entitle them to have their shares registered on registration statements relating to primary or secondary registered public offerings of FirstWorld's securities, subject to certain cutback restrictions in connection with any public offerings of FirstWorld's equity securities. Upon consummation of the concurrent private placements, Lucent, Microsoft, SAIC and the Texas Pacific Group partnerships will become parties to the investor rights agreement with respect to the demand, S-3 and piggyback registration rights. At a public offering price of $17.00, these investors will purchase an aggregate of 5,787,476 shares and a warrant to purchase 569,260 shares in the concurrent private placement.

   Foothill Warrant. The holders of the shares issued upon the exercise of a warrant to purchase 800,000 shares of Series B common stock issued to a lender of FirstWorld is entitled, subject to certain limitations, to demand two registrations. FirstWorld is not required to effect such demand registrations prior to the consummation of this offering. The holder of this warrant also possesses "piggyback" registration rights which entitle it to have its shares registered on registration statements relating to primary or secondary registered public offerings of FirstWorld's securities. The holder of this warrant is subject to certain cutback restrictions in connection with any public offerings of FirstWorld's equity securities. Foothills has notified us that it will exercise the warrant, contingent upon the closing of this offering.

   Private Note Warrants. Beginning the earlier of April 15, 2003 or 180 days after the consummation of this offering, the holders of 25% or more of the Private Note Warrants and the shares issued upon exercise of those warrants, referred to as "Warrant Shares," will be entitled to require FirstWorld to effect one demand registration of the Warrant Shares. The Private Note Warrants are currently excersiable for 3,713,094 shares of Series B common stock. Subject to certain conditions and limitations, upon a demand, FirstWorld will notify the holders of all Private Note Warrants and Warrant Shares that a demand registration has been requested, and prepare and file within 120 days of such demand a registration statement in respect of all of the Warrant Shares which holders request to have included therein. Holders of Warrant Shares have priority for inclusion in a demand registration over any other security holders seeking to include securities in such registration.

   Holders of Private Note Warrants and Warrant Shares also have the right, subject to certain limitations, to include the Warrant Shares in any registration statement under the Securities Act filed by FirstWorld either for our own account or for the account or other security holders on the same terms and conditions whenever such a registration statement is filed under the Securities Act. In the case of a such a "piggy-back registration," a holder's right to include shares in a underwritten registration is subject to the ability of the underwriters to limit the number of shares included in such offering, except that (a) 800,000 shares of Series B common stock issued upon exercise of the Foothills Warrant discussed above generally have priority for inclusion over the Warrant Shares and securities having registration rights under the Amended and Restated Investor Rights Agreement and (b) in the case of a demand registration under the Amended and Restated Investor Rights Agreement initiated by parties other than Foothills, holders of demand registration rights thereunder have priority over the Warrant Shares and securities issuable upon exercise of a the Foothills Warrant.

   If FirstWorld has complied with all its obligations with respect to a demand registration or a piggy-back registration relating to an underwritten public offering, all holders of Warrants and Warrant Shares, upon request of the lead managing underwriter with respect to such underwritten public offering, generally will be required to not sell or otherwise dispose of any warrants or underlying shares for a period not to exceed 180 days from the consummation of such underwritten public offering.

   Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

   We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained that status with the approval of the corporation's board of directors or unless the business combination is approved in a prescribed manner. "Business combinations" include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. With certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, fifteen percent (15%) or more of a corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts and, accordingly, may discourage attempts to acquire us.

   The following provisions of our certificate of incorporation, as amended, and bylaws, as amended, may have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including attempts that might result in a premium over the market price for the common stock:

   Board of Director Vacancies. The board of directors will be authorized to fill vacant directorships and to increase the size of the board of directors. This may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the resulting vacancies with its own nominees.

   Stockholder Action; Special Meetings of Stockholders. Prior to the consummation of this offering, our stockholders will be permitted to take action by written consent, but only at duly called annual or special meetings of stockholders. In addition, special meetings of stockholders may be called only by the chairman of the board, the chief executive officer or a majority of the board of directors.

   Advance Notice Requirements for Stockholder Proposals and Director Nominations. Stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must deliver a written notice to our principal executive offices within a prescribed time period. Our bylaws, as amended, also set forth specific requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for the election of directors at an annual meeting of stockholders.

   Authorized but Unissued Shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to limitations imposed by the Nasdaq National Market. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Limitations on Liability and Indemnification Matters

   Our bylaws, as amended, provide that we will indemnify our directors and executive officers to the fullest extent permitted by Delaware law and may indemnify our other officers, employees and other agents to the fullest extent permitted by Delaware law.

   In addition, our certificate of incorporation, as amended, provides that, to the fullest extent permitted by Delaware law, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as directors. This provision of the certificate of incorporation, as amended, does not eliminate the directors' duty of care. In appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief are available under Delaware law. This provision also does not affect the directors' responsibilities under any other laws, such as the federal securities laws and state and federal environmental laws.

   Each director will continue to be subject to liability for:

  . breach of a director's duty of loyalty to us and our stockholders;

  . acts or omissions not in good faith, accompanied by circumstances of gross negligence or that involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions; and

  . any transaction from which a director derived an improper personal benefit.

   We have entered into indemnification agreements with our directors and executive officers and have obtained directors' and officers' liability insurance.

   There is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is being sought. We are not aware of any pending or threatened litigation that may result in a claim for indemnification.

Listing

   Our common stock has been approved for quotation on the Nasdaq National Market under the trading symbol "FWIS."

Transfer Agent and Registrar

   We have appointed Norwest Bank Minnesota, NA to serve as the transfer agent and registrar for the common stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there has been no public market for our common stock. We cannot predict what effect, if any, market sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the common stock and could impair our future ability to raise capital through the sale of our equity securities.

   Upon the closing of this offering, we will have a total of 49,246,398 shares of Series A and Series B common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of options or warrants after March 3, 2000. Of the outstanding shares, the 10,000,000 shares being sold in this offering will be freely tradable, except that any shares held by our "affiliates" may only be sold in compliance with the limitations described below. The remaining 39,246,398 shares of common stock will be "restricted securities" that may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144, 144(k) or 701 promulgated under the Securities Act. In addition, under certain circumstances up to approximately 3.7 million shares of Series B common stock issuable upon exercise of certain warrants may be freely resold by the holders thereof upon the completion of this offering.

   Subject to the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will become available for sale in the public market as follows:

 Number of
   Shares   Date
 ---------  ----
 15,496     Upon the date of this prospectus (shares eligible for resale under
            Rule 144(k) and not subject to lock-up agreements or subject to a contractual obligation limiting resales)
 24,000     90 days following the date of this prospectus (shares eligible for resale under Rules 144 and 701 and not subject to lock-up
            agreements or subject to a contractual obligation limiting resales)
 19,518,496 180 days following the date of this prospectus (lock-up agreements or contractual obligations limiting resales released)
 19,688,406 Upon the expiration of the one year holding periods (including shares sold in the concurrent private placements)

   In general, under Rule 144, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of (i) 1% of the then-outstanding shares of common stock (approximately 492,464 shares immediately after this offering) or (ii) the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which notice of that sale is filed. In addition, a person who is not considered an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell such shares under Rule 144(k) without regard to the volume limitations described above.

   Accordingly, shares issued under those plans will become eligible for resale in the public market from time to time, subject to the lock-up agreements described below and, in the case of affiliates of FirstWorld, the volume limitations of Rule 144 described above. As of the date of this prospectus, options and purchase rights to acquire a total of 8,421,629 shares of common stock (including stock appreciation rights that are anticipated to be converted into stock options to purchase 1,137,012 shares of Series B common stock) are outstanding under our stock plans, of which approximately 2,741,866 are currently exercisable.

   Directors, officers and stockholders of FirstWorld holding an aggregate of 38,261,878 shares of common stock have agreed that they will not sell any shares of common stock without the prior written consent Lehman Brothers Inc. for a period of 180 days from the date of this prospectus. Lehman Brothers Inc. has agreed, however, to release an aggregate of 80,000 of such shares after 30 days from the date of this prospectus and an additional 40,000 of such shares after 60 days from the date of this prospectus. Please refer to our discussion in "Underwriting" for further discussion of these agreements.

   We have agreed not to sell or otherwise dispose of any shares of common stock during the 180-day period following the date of this prospectus, subject to certain exceptions described in "Underwriting."

   Following this offering, certain of our stockholders will have rights to have their shares of common stock registered for resale under the Securities Act. Please refer to "Description of Capital Stock" for further discussion of these registration rights.

     CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES FOR NON-U.S. INVESTORS

Introduction

   The following is a summary of certain United States federal income and estate tax consequences to non-U.S. investors of owning and disposing of Series B common stock. In this summary, a "non-U.S. investor" is a beneficial owner of our Series B common stock that is, for United States federal income tax purposes:

  . a nonresident alien individual,

  . a foreign corporation,

  . a nonresident alien fiduciary of a foreign estate or trust, or

  . a foreign partnership.

   This summary does not address all of the United States federal income and estate tax consequences that may be relevant to you in light of your particular circumstances and also does not discuss any state, local or foreign tax consequences to you of owning and disposing of Series B common stock. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. If you are considering buying Series B common stock, you should consult your tax advisor with respect to the tax consequences of owning and disposing of the Series B common stock.

Distributions

   For United States federal income tax purposes dividends are distributions paid out of our current or accumulated earnings and profits. Dividends paid to a non-U.S. investor generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To receive a reduced treaty rate, you must furnish to us or our paying agent a completed Form 1001 or W-8BEN (or substitute form) certifying that you qualify for a reduced rate. Dividends that are effectively connected with the conduct of a trade or business within the United States of a non-U.S. investor and, if a treaty applies, attributable to a permanent establishment of a non-U.S. investor within the United States, will be exempt from withholding if you provide us with a Form 4224 or Form W-8ECI (or substitute form). Dividends exempt from withholding because they are effectively connected or attributable to a U.S. permanent establishment of a non-U.S. investor will instead be taxed at ordinary United States federal income tax rates on a net income basis. Further, if the non-U.S. investor is a corporation, this effectively connected dividend income may also be subject to an additional branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless an applicable treaty provides otherwise. Under current Treasury regulations, dividends paid before January 1, 2001 to an address outside the United States are presumed to be paid to a resident of the country of address for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate.

   For dividends paid after December 31, 2000, a non-U.S. investor generally will be subject to United States backup withholding tax at a 31 percent rate under the backup withholding rules described below, rather than at a 30 percent rate or a reduced rate under an income tax treaty, as described above, unless the non-U.S. investor complies with certain Internal Revenue Service ("IRS") certification procedures or, in the case of payments made outside the United States with respect to an offshore account, certain IRS documentary evidence procedures. Further, to claim the benefit of a reduced rate of withholding under an income tax treaty for dividends paid after December 31, 2000, a non-U.S. investor must comply with certain modified IRS certification requirements. Special rules also apply to dividend payments made after December 31, 2000 to foreign intermediaries, United States or foreign wholly owned entities that are disregarded for federal tax purposes and entities that are treated as fiscally transparent in the United States, the applicable income tax treaty jurisdiction, or both. You should consult your own tax advisor concerning the effect, if any, of the rules affecting post-December 31, 2000 dividends on your possible investment in our common stock.

   If a distribution is made that is not a dividend for United States federal income tax purposes, it will first constitute a return of capital that is applied against the non-U.S. investor's basis in the Series B common stock and any remaining amount will be treated as gain from the sale or exchange of stock. Currently, withholding of United States federal income tax is generally imposed on the gross amount of a distribution, regardless of whether we have sufficient current and accumulated earnings and profits to cause the distribution to be a dividend for United States federal income tax purposes. However, withholding on distributions made after December 31, 2000 may be imposed on less than the gross amount of the distribution if the distribution exceeds a reasonable estimate by us of our accumulated and current earnings and profits.

Sale or Other Disposition of Series B Common Stock

   A non-U.S. investor generally will not be subject to United States federal income tax on any gain recognized on the sale or other disposition of Series B common stock, except in the following circumstances:

     (1) The gain is effectively connected with a trade or business of the non-U.S. investor within the United States and, if a treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. investor. Unless an applicable treaty provides otherwise, the non-U.S. investor will be taxed on its net effectively connected gains derived from the sale under the regular graduated United States federal income tax rates. If the non-U.S. investor is a foreign corporation, it may be subject to an additional branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless an applicable treaty provides otherwise.

     (2) The non-U.S. investor is an individual who holds the Series B common stock as a capital asset, is present in the United States for 183 or more days in the taxable year of the sale or other disposition, and certain other conditions are met. In this case, the non-U.S. investor will be subject to a flat 30% tax on the gain derived form the sale, which may be offset by certain United States capital losses.

     (3) United States federal income tax laws applicable to certain expatriates applies to the non-U.S. investor.

     (4) We are or have been a "United States real property holding corporation" at any time during the five-year period ending on the date of disposition (or, if shorter, the non-U.S. investor's holding period), unless both (i) the non-U.S. investor held, actually or constructively, no more than 5 percent of the outstanding Series B common stock and (ii) our stock is "regularly traded on an established securities market," for purposes of these rules. We believe that we will not constitute a United States real property holding corporation immediately after the offering and do not expect to become a United States real property holding corporation; however, we can give no assurance in this regard.

Backup Withholding and Information Reporting

   Dividends. United States backup withholding tax generally will not apply to dividends paid before January 1, 2001, to a non-U.S. investor at an address outside the United States, or to dividends paid after December 31, 2000 if the non-U.S. investor certifies that it is a non-U.S. investor on a Form W-8BEN or otherwise establishes an exemption. We must report annually to the IRS and to each non-U.S. investor the amount of dividends paid to such investor and the amount, if any, of tax withheld with respect to such dividends. This information may also be made available to the tax authorities in the non-U.S. investor's country of residence.

   Sale through a U.S. office of a broker. Upon the sale or other disposition of Series B common stock by a non-U.S. investor to or through a United States office of a broker, the broker must backup withhold at a rate of 31% and report the sale to the IRS, unless the non-U.S. investor certifies its foreign status under penalties of perjury or otherwise establishes an exemption from backup withholding.

   Sale through a foreign office of a broker. The proceeds of a sale or other disposition of Series B common stock by a non-U.S. investor to or through a foreign office of a United States or foreign broker will not be subject to backup withholding. However, if the broker is a U.S. person or a foreign person with certain types of relationships with the United States, it must report the sale or other disposition to the IRS unless the broker has documentary evidence in its files that the seller is a non-U.S. investor and certain other conditions are met, or the holder otherwise establishes an exemption.

   Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are generally allowable as a refund or credit against the non-U.S. investor's United States federal income tax liability, if any, provided, that the required information is timely furnished to the IRS.

Federal Estate Taxes

   Series B common stock owned or treated as owned by an individual who is not a citizen or resident of the United States, as defined for United States federal estate tax purposes, at the time of death, will be included in such individual's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

   The foregoing discussion is a summary of certain United States federal income and estate tax consequences of the ownership, sale or other disposition of our Series B common stock by non-U.S. investors. You are urged to consult you own tax advisor with respect to the particular tax consequences to you of the ownership and disposition of our Series B common stock, including the effect of any state, local, foreign or other tax laws.

                                 UNDERWRITING

   Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the U.S. underwriters named below, for which Lehman Brothers Inc., Bear, Stearns & Co. Inc., Deutsche Bank Securities Inc., PaineWebber Incorporated and Fidelity Capital Markets, a division of National Financial Services Corporation are acting as U.S. representatives, and each of the international managers named below, for which Lehman Brothers International (Europe), Bear, Stearns International Limited, Deutsche Bank AG London and PaineWebber International (U.K.) Ltd. are acting as lead managers, have agreed to purchase from us, severally, the number of shares of Series B common stock shown opposite its name below:

                                                                      Number of
   U.S. Underwriters                                                    Shares
   -----------------                                                  ----------
   Lehman Brothers Inc...............................................  1,795,000
   Bear, Stearns & Co. Inc...........................................  1,795,000
   Deutsche Bank Securites Inc. .....................................  1,795,000
   PaineWebber Incorporated..........................................  1,795,000
   Fidelity Capital Markets,
    a division of National Financial Services Corporation............    110,000
   CIBC World Markets Corp...........................................    110,000
   Donaldson, Lufkin & Jenrette Securities Corporation...............    110,000
   Goldman, Sachs & Co. .............................................    110,000
   W.R. Hambrecht & Co. .............................................    110,000
   ING Barings LLC...................................................    110,000
   Merrill Lynch, Pierce, Fenner & Smith Incorporated................    110,000
   Morgan Stanley & Co. Incorporated.................................    110,000
   Salomon Smith Barney Inc. ........................................    110,000
   C.L. King & Associates, Inc. .....................................     55,000
   Kirkpatrick, Pettis, Smith, Polian Inc. ..........................     55,000
   Legg Mason Wood Walker, Inc. .....................................     55,000
   Pacific Crest Securities..........................................     55,000
   Sands Brothers & Co., Ltd. .......................................     55,000
   Wm Smith Securities, Incorporated.................................     55,000
                                                                      ----------
     Subtotal........................................................  8,500,000
                                                                      ----------
                                                                      Number of
   International Managers                                               Shares
   ----------------------                                             ----------
   Lehman Brothers International (Europe)............................    375,000
   Bear, Stearns International Limited...............................    375,000
   Deutsche Bank AG London...........................................    375,000
   PaineWebber International (U.K.) Ltd. ............................    375,000
                                                                      ----------
     Subtotal........................................................  1,500,000
                                                                      ----------
     Total........................................................... 10,000,000
                                                                      ==========

   We refer to the U.S. underwriters and international managers as the underwriters and the U.S. representatives and international lead managers as the representatives.

   The underwriting agreement provides that the obligations of the underwriters to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement. The underwriting agreement also provides that if any of the shares of Series B common stock are purchased by the underwriters, then all of the shares of Series B common stock which the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions contained in the underwriting agreement include the requirement that:

  . the representations and warranties made by us to the underwriters are true;

  . there is no material change in the financial markets; and

  . we deliver to the underwriters customary closing documents.

   The representatives have advised us that the underwriters propose to offer the shares of Series B common stock directly to the public at the public offering price shown on the cover page of this prospectus, and to dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $.70 per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $.10 per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

   We have granted the U.S. underwriters an option to purchase up to an aggregate of 1,500,000 additional shares of Series B common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus. The U.S. underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. If the option is exercised, each U.S. underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of Series B common stock proportionate to the U.S. underwriter's initial commitment as indicated in the table above, and we will be obligated, under the over-allotment option, to sell the shares of Series B common stock to the U.S. underwriters.

   Each of FirstWorld and the directors, executive officers and certain other stockholders of FirstWorld have agreed that, without the prior written consent of Lehman Brothers Inc. on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of Series B common stock or any securities convertible into or exercisable or exchangeable for Series B common stock; or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Series B common stock,

whether any transaction described above is to be settled by delivery of Series B common stock or such other securities, in cash or otherwise.

The restrictions described in this paragraph do not apply to:

  . the sale of shares to the underwriters;

  . the issuance by FirstWorld of shares of Series B common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

  . transactions by any person other than FirstWorld relating to shares of Series B common stock or other securities acquired in open market transactions after the completion of the offering of the shares; or

  . the issuance of up to 10 million shares of common stock in exchange for an investment in, acquisition of, or merger with another company, provided that such shares are not registered under the Securities Act and the person or persons receiving such shares agree in writing to the restrictions described above.

   The U.S. underwriters and the international managers have entered into an agreement among U.S. underwriters and international managers. In this agreement, each U.S. underwriter has agreed that,

  . it is not purchasing any of these shares for the account of anyone other than a U.S. Person, and

  . it has not offered or sold, will not offer, sell, resell or deliver, directly or indirectly, any of these shares or distribute any prospectus to anyone other than a U.S. Person.

  In addition, under the agreement, each international manager has agreed that,

  . it is not purchasing any of these shares for the account of a U.S.
    Person, and

  . it has not offered or sold, and will not offer, sell, resell, or deliver, directly or indirectly, any of these shares or distribute any prospectus to any U.S. Person.

   The limitations described above do not apply to stabilization transactions or to certain other transactions specified in the underwriting agreement and the agreement among U.S. underwriters and international managers, including:

  . certain purchases and sales between U.S. underwriters and the international managers,

  . certain offers, sales, resales, deliveries or distributions to or through investment advisors or other persons exercising investment discretion,

  . purchases, offers or sales by a U.S. underwriter who is also acting as an international manager or by an international manager who is also acting as a U.S. underwriter, and

  . other transactions specifically approved by the representatives.

   As used in this section, the term "U.S. Person" means any resident or national of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada, or any estate or trust the income of which is subject to United States or Canadian federal income taxation regardless of the source. The term "United States" means the United States of America, including the District of Columbia, and its territories, its possessions and other areas subject to its jurisdiction, and the term "Canada" means Canada, its provinces, its territories, its possessions and other areas subject to its jurisdiction.

   According to the agreement among the U.S. underwriters and international managers, sales may be made between the U.S. underwriters and the international managers of the number of shares of Series B common stock as may be mutually agreed. The price of any shares so sold shall be the public offering price as then in effect for the shares of Series B common stock being sold by the U.S. underwriters and the international managers less an amount equal to the selling concession allocable to those shares of Series B common stock, unless otherwise determined by mutual agreement. To the extent that there are sales between the U.S. underwriters and the international managers under the agreement among the U.S. underwriters and the international managers, the number of shares of Series B common stock available for sale by the U.S. underwriters or by the international managers may be more or less than the amount specified in the table above.

   Before this offering, there has been no public market for shares of our Series B common stock. The initial public offering price was negotiated between the representatives and us. In determining the initial public offering price of the Series B common stock, the representatives considered, among other things and in addition to prevailing market conditions:

  . our capital structure;

  . estimates of our business potential and earning prospects;

  . an overall assessment of our management; and

  . the consideration of the above factors in relation to market valuations of companies in related businesses.

   Our common stock has been approved for quotation on the Nasdaq National Market under the trading symbol "FWIS."

   We have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement. We have also agreed to contribute to payments that the underwriters may be required to make for these liabilities. The underwriters have agreed to reimburse us for certain of the expenses incurred in connection with this offering.

   Until the distribution of the Series B common stock is complete, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase shares of Series B common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of the Series B common stock. These transactions may consist of bids or purchases for the purposes of pegging, fixing or maintaining the price of the Series B common stock.

   The underwriters may create a short position in the Series B common stock in connection with the offering. This means that they may sell more shares than are shown on the cover page of this prospectus. If the underwriters create a short position, then the representatives may reduce that short position by purchasing Series B common stock in the open market. The representatives also may elect to reduce any short position by exercising all or part of the over-allotment option. The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares of Series B common stock offered by them.

   The representatives also may impose a penalty bid on underwriters and selling group members. This means that, if the representatives purchase shares of Series B common stock in the open market to reduce the underwriters' short position or to stabilize the price of the Series B common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members that sold those shares as part of the offerings.

   In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of these purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in an offering.

   Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Series B common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

   Each international manager has represented and agreed that:

  . it has not offered or sold and, prior to the date six months after the date of issue of the shares of common stock, will not offer to sell any shares of common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

  . it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the Regulation with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom; and

  . it has only issued or passed on, and will only issue or pass on, to any person in the United Kingdom any document received by it in connection with the issue of the shares of common stock if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom these documents may otherwise be issued or passed upon.

   Any offers in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province of Canada in which the sale is made.

   Purchasers of the shares of Series B common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the public offering price shown on the cover page of this prospectus.

   At our request, the underwriters have reserved up to approximately 775,000 shares of the Series B common stock offered by this prospectus for sale to our officers, directors, employees and their family members and to our business associates. These shares will be offered at the public offering price shown on the cover page of this prospectus. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered hereby will be passed upon for FirstWorld by Cooley Godward LLP, Boulder, Colorado, and for the underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

   The consolidated financial statements as of December 31, 1998 and 1999, for each of the two years in the period ended September 30, 1998, for the three months ended December 31, 1998, and for the year ended December 31, 1999, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   The statements in this Prospectus under the captions "Risk Factors--We Are Dependent on The Incumbent Local Exchange Carrier Interference or Claims of Interference Could Delay our Rollout or Harm our DSL Services," "--We are Unable to control the Terms or Timing of Extending our Interconnection Agreements," "Our Business is Dependent on Our Ability to Negotiate and Enter Into Interconnection Agreements with Incumbent Telephone Companies"--Our Services Are Subject to Federal, State and Local Government Laws and Regulations, and Changes in These Laws or Regulations Could Adversely Affect the Way We Operate Our Business," "Challenges to Governmental Regulation Could Increase Our Operating Costs" and "Business -- Government Regulation," solely insofar as they constitute summaries of federal, state, and local telecommunications regulatory provisions, have been reviewed and approved by Blumenfeld & Cohen, as experts on such matters, and are included herein in reliance upon that review and approval.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

   We are subject to the information requirements of the Securities Act, and, in accordance therewith, we file reports and other information with the SEC. Such reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at: Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549; Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material also can be obtained from the Public Reference Section of the SEC, at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this site is http://www.sec.gov. We have applied to have our common stock approved for quotation on the Nasdaq National Market, and such reports, proxy and information statements and other information also can be inspected at the office of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

   We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to our company and the common stock to be sold in this offering, reference is made to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document to which this prospectus refers are not necessarily complete. Each such statement is qualified in all respects by any underlying contract or document filed as an exhibit to the registration statement. The registration statement, including its exhibits and schedules, may be inspected without charge at the SEC's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the SEC.

   We intend to provide our stockholders with annual reports containing consolidated financial statements audited by an independent public accounting firm.

                        FIRSTWORLD COMMUNICATIONS, INC.

             TABLE OF CONTENTS TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                  PAGE
                                                                  -----
Audited Financial Statements:
  Report of Independent Accountants..............................  F--3
  Consolidated Balance Sheets at December 31, 1998 and 1999......  F--4
  Consolidated Statements of Operations for each of the years ended September 30, 1997 and 1998, the three months ended
   December 31, 1998 and the year ended December 31, 1999........  F--5
  Consolidated Statements of Stockholders' Equity (Deficit) for
   each of the years ended September 30, 1997 and 1998, the three months ended December 31, 1998 and the year ended December 31,
   1999..........................................................  F--6
  Consolidated Statements of Cash Flows for each of the years ended September 30, 1997 and 1998, the three months ended
   December 31, 1998 and the year ended December 31, 1999........  F--8
  Notes to Consolidated Financial Statements.....................  F--9
Unaudited Interim Financial Statements:
  Consolidated Statement of Operations (Unaudited) for the three months ended December 31, 1997................................ F--39
  Consolidated Statement of Stockholders' Equity (Deficit)
   (Unaudited) for the three months ended December 31, 1997...... F--40
  Consolidated Statement of Cash Flows (Unaudited) for the three months ended December 31, 1997................................ F--42
  Notes to Consolidated Financial Statements (Unaudited) ........ F--43

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of FirstWorld Communications, Inc.

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of FirstWorld Communications, Inc. and its subsidiaries at December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the years ended September 30, 1997 and 1998, the three months ended December 31, 1998 and the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP
Denver, Colorado
February 11, 2000

                        FIRSTWORLD COMMUNICATIONS, INC.
                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                      December 31, December 31,
                                                          1998         1999
                                                      ------------ ------------
                       ASSETS
Current assets:
Cash and cash equivalents...........................    $ 29,659     $ 28,608
Marketable securities...............................     170,030       20,615
Accounts receivable, net of allowance for doubtful
 accounts of $120 and $2,568,
 respectively.......................................       4,656       11,551
Due from affiliates.................................           7        3,240
Prepaid expenses and other..........................       2,627        3,773
Revenues in excess of billings......................       1,539        1,628
                                                        --------     --------
 Total current assets...............................     208,518       69,415
                                                        --------     --------
Property and equipment, net.........................      61,247      123,161
Goodwill and intangibles, net of accumulated amorti-
 zation of $97, and $12,903,
 respectively.......................................       5,350       48,858
Long-haul network rights, not in service............      11,060       11,060
Deferred financing costs, net.......................       8,259        7,340
Other assets........................................         382        1,949
                                                        --------     --------
 Total assets.......................................    $294,816     $261,783
                                                        ========     ========
   LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable....................................    $ 13,573     $ 28,521
Other accrued liabilities...........................       2,866       13,863
Accrued payroll and related liabilities.............       1,156        3,994
Capital lease obligations, current portion..........         259          468
Long-term debt, current portion.....................          75           87
                                                        --------     --------
 Total current liabilities..........................      17,929       46,933
                                                        --------     --------
Long-term debt, net of current portion and
 discount...........................................     258,135      294,034
Capital lease obligations, including interest, net
 of current portion.................................       6,958        7,616
                                                        --------     --------
 Total liabilities..................................     283,022      348,583
                                                        --------     --------
Commitments and contingent liabilities (Notes 7 and
 14)
Stockholders' equity (deficit):
Preferred stock, $.0001 par value per share,
 10,000,000 shares authorized; no shares
 outstanding........................................         --           --
Common stock, voting, $.0001 par value, 100,000,000
 shares authorized;
Series A, 10,135,164 shares designated; 10,135,164
 shares issued
 and outstanding....................................           1            1
Series B, 89,864,836 shares designated; 16,137,958
 and 18,663,358
 shares issued and outstanding at December 31, 1998
 and 1999,
 respectively.......................................           2            2
Additional paid-in capital..........................      45,830       53,740
Warrants............................................      31,963       31,963
Stockholder receivables.............................        (158)         (45)
Accumulated deficit.................................     (65,844)    (172,461)
                                                        --------     --------
 Total stockholders' equity (deficit)...............      11,794      (86,800)
                                                        --------     --------
 Total liabilities and stockholders' equity
  (deficit).........................................    $294,816     $261,783
                                                        ========     ========

                See notes to consolidated financial statements.

                        FIRSTWORLD COMMUNICATIONS, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

                                 Year Ended          Three Months
                         ---------------------------    Ended      Year Ended
                         September 30, September 30, December 31, December 31,
                             1997          1998          1998         1999
                         ------------- ------------- ------------ ------------
Revenue:
 Internet services......   $     --     $      --     $      123   $   21,246
 Web integration and
  consulting services
  (Note 2)..............         --            --          2,285       28,512
 Telephony services.....         171         1,091           565        4,738
                           ---------    ----------    ----------   ----------
  Total revenue.........         171         1,091         2,973       54,496
                           ---------    ----------    ----------   ----------
Operating expenses:
 Network and service
  costs.................         474         1,029         2,707       39,606
 Selling, general and
  administrative (Note
  14)...................       7,421        16,113        10,812       67,128
 Depreciation and
  amortization..........         501         2,425         1,812       23,411
                           ---------    ----------    ----------   ----------
  Total operating
   expenses.............       8,396        19,567        15,331      130,145
                           ---------    ----------    ----------   ----------
Loss from operations....      (8,225)      (18,476)      (12,358)     (75,649)
Other income (expense):
 Interest income........         149         6,749         3,227        6,960
 Interest expense.......      (1,372)      (16,898)       (8,600)     (37,928)
                           ---------    ----------    ----------   ----------
  Total other expense...      (1,223)      (10,149)       (5,373)     (30,968)
                           ---------    ----------    ----------   ----------
Loss before
 extraordinary item.....      (9,448)      (28,625)      (17,731)    (106,617)
Extraordinary item--
 extinguishment of
 debt...................        (105)       (4,731)          --           --
                           ---------    ----------    ----------   ----------
Net loss................   $  (9,553)   $  (33,356)   $  (17,731)  $ (106,617)
                           =========    ==========    ==========   ==========
Basic and diluted loss
 per common share:
 Loss before
  extraordinary item....   $   (2.95)   $    (1.56)   $     (.68)  $    (3.83)
 Extraordinary item-
  extinguishment of
  debt..................        (.03)         (.25)          --           --
                           ---------    ----------    ----------   ----------
 Net Loss per common
  share.................   $   (2.98)   $    (1.81)   $     (.68)  $    (3.83)
                           =========    ==========    ==========   ==========
Weighted average shares
 outstanding basic and
 diluted................   3,209,450    18,395,172    26,196,664   27,804,356
                           =========    ==========    ==========   ==========


                See notes to consolidated financial statements.

                        FIRSTWORLD COMMUNICATIONS, INC.
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                   Series A            Series B
                                 Common Stock        Common Stock     Additional
                              ------------------- -------------------  Paid-in
                                Shares    Amount    Shares    Amount   Capital
                              ---------- -------- ---------- -------- ----------
                                   (Note 1)             (Note 1)
Balance at October 1,
 1996.......................         --  $    --         --  $    --   $   --
Cancellation of shareholder
 notes receivable for common
 stock repurchase...........         --       --         --       --       --
Repayment of shareholder
 notes receivable...........         --       --         --       --       --
Issuance of Series C
 preferred stock with
 warrants to purchase
 520,000 shares of common
 stock, net of issuance
 costs of $706..............         --       --         --       --       --
Issuance of common stock
 warrants as finders fees...         --       --         --       --       --
Issuance of common stock
 warrant for cash...........         --       --         --       --       --
Exercise of options and
 warrants to purchase common
 stock......................         --       --         --       --       --
Issuance of common stock
 warrants with debt.........         --       --         --       --       --
Net loss for the fiscal year
 ended September 30, 1997...         --       --         --       --       --
                              ---------- -------- ---------- --------  -------
Balance at September 30,
 1997.......................         --       --         --       --       --
Exercise of options to
 purchase common stock--
 October 1997 to December
 1997.......................         --       --         --       --       --
Issuance of Series A common
 stock with warrants to
 purchase 10,135,164 shares
 of Series B common stock,
 net of offering costs of
 $3.9 million...............  10,135,164   16,914        --       --       --
Conversion of Series C
 preferred stock, Series B
 preferred stock, Series A
 preferred stock and common
 stock to Series B common
 stock as follows:
Series C preferred stock;
 conversion ratio of 1.39:1,
 including anti-dilutive
 Adjustments................         --       --   3,621,120   12,279      --
Series B preferred stock and
 common stock; conversion
 ratio of 1:1...............         --       --   5,545,638    3,486      --
Series A preferred stock;
 conversion ratio of 1:10...         --       --      11,867      395      --
Issuance of Series B common
 stock with warrants to
 purchase 6,666,666 shares
 of Series B common stock,
 net of offering costs of
 $1.8 million...............         --       --   6,666,666   12,467      --
Issuance of warrants to
 purchase 3,713,094 shares
 of Series B common stock in
 connection with the
 issuance of 13% Senior
 Discount Notes.............         --       --         --       --       --
Exercise of options to
 purchase Series B common
 stock......................         --       --      67,917       56      --
Establishment of $.0001 par
 value for Series A and B
 common stock in connection
 with Delaware
 reincorporation............         --  (16,913)        --  (28,681)   45,594
Exercise of options to
 purchase Series B common
 stock--post Delaware
 Reincorporation............         --       --      16,500      --        23
Net loss for the fiscal year
 ended September 30, 1998...         --       --         --       --       --
                              ---------- -------- ---------- --------  -------
Balance at September 30,
 1998.......................  10,135,164        1 15,929,708        2   45,617
Proceeds from issuance of
 stock and related
 warrants...................         --       --      42,250      --       190
Shares issued in connection
 with the exercise of
 options....................         --       --     166,000      --        23
Net loss for the three
 months ended December 31,
 1998.......................         --       --         --       --       --
                              ---------- -------- ---------- --------  -------
Balance at December 31,
 1998.......................  10,135,164        1 16,137,958        2   45,830
Shares issued in connection
 with acquisitions..........         --       --   1,820,428      --     9,924
Exercise of options and
 warrants to purchase Series
 B common stock.............       ----       --     704,972      --     1,364
Charge associated with
 equity investment (Note
 1).........................         --       --         --       --    (5,270)
Charge associated with stock
 sold by shareholders (Note
 14)........................         --       --         --       --     1,892
Write-off of stockholder
 receivables................         --       --         --       --       --
Net loss for the year ended
 December 31, 1999..........         --       --         --       --       --
                              ---------- -------- ---------- --------  -------
Balance at December 31,
 1999.......................  10,135,164 $      1 18,663,358 $      2  $53,740
                              ========== ======== ========== ========  =======

                                                       See accompanying notes to

     Series C             Series B           Series A
    Convertible          Convertible        Convertible                                                             Total
  Preferred Stock      Preferred Stock    Preferred Stock     Common Stock                            Accumu-   Stockholders'
-------------------   ------------------  ----------------  ------------------           Stockholder   lated       Equity
  Shares     Amount     Shares    Amount   Shares   Amount    Shares    Amount  Warrants Receivables  Deficit     (Deficit)
  ------     -------  ----------  ------  --------  ------  ----------  ------  -------- -----------  -------   -------------
        --   $   --    2,016,638  $3,670   118,667  $  395   3,246,000  $( 229) $   --      $(173)   $  (5,204)   $ (1,541)
        --       --          --      --        --      --      (90,000)    (23)     --         23          --          --
        --       --          --      --        --      --          --      --       --         53          --           53
  2,600,000   12,279         --      --        --      --          --      --        16       --           --       12,295
        --       --          --      --        --      --          --      --        37       --           --           37
        --       --          --      --        --      --          --      --       200       --           --          200
        --       --          --      --        --      --      106,900      25      --        --           --           25
        --       --          --      --        --      --          --      --       748       --           --          748
        --       --          --      --        --      --          --      --       --        --        (9,553)     (9,553)
-----------  -------  ----------  ------  --------  ------  ----------  ------  -------     -----    ---------    --------
  2,600,000   12,279   2,016,638   3,670   118,667     395   3,262,900    (227)   1,001       (97)     (14,757)      2,264
        --       --          --      --        --      --      266,100      43      --        --           --           43
        --       --          --      --        --      --          --      --     9,628       --           --       26,542
 (2,600,000) (12,279)        --      --        --      --          --      --       --        --           --          --
        --       --   (2,016,638) (3,670)      --      --   (3,529,000)    184      --        --           --          --
        --       --          --      --   (118,667)   (395)        --      --       --        --           --          --
        --       --          --      --        --      --          --      --     6,333       --           --       18,800
        --       --          --      --        --      --          --      --    15,001       --           --       15,001
        --       --          --      --        --      --          --      --       --        --           --           56
        --       --          --      --        --      --          --      --       --        --           --          --
        --       --          --      --        --      --          --      --       --        --           --           23
        --       --          --      --        --      --          --      --       --        --       (33,356)    (33,356)
-----------  -------  ----------  ------  --------  ------  ----------  ------  -------     -----    ---------    --------
        --       --          --      --        --      --          --      --    31,963       (97)     (48,113)     29,373
        --       --          --      --        --      --          --      --       --        (61)         --          129
        --       --          --      --        --      --          --      --       --        --           --           23
        --       --          --      --        --      --          --      --       --        --       (17,731)    (17,731)
-----------  -------  ----------  ------  --------  ------  ----------  ------  -------     -----    ---------    --------
        --       --          --      --        --      --          --      --    31,963      (158)     (65,844)     11,794
        --       --          --      --        --      --          --      --       --        --           --        9,924
        --       --          --      --        --      --          --      --       --        --           --        1,364
        --       --          --      --        --      --          --      --       --        --           --       (5,270)
        --       --          --      --        --      --          --      --       --        --           --        1,892
        --       --          --      --        --      --          --      --       --        113          --          113
        --       --          --      --        --      --          --      --       --        --      (106,617)   (106,617)
-----------  -------  ----------  ------  --------  ------  ----------  ------  -------     -----    ---------    --------
        --   $   --          --   $  --        --   $  --          --   $  --   $31,963     $ (45)   $(172,461)   $(86,800)
===========  =======  ==========  ======  ========  ======  ==========  ======  =======     =====    =========    ========

consolidated financial statements

                        FIRSTWORLD COMMUNICATIONS, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                   Year Ended          Three Months
                           ---------------------------    Ended      Year Ended
                           September 30, September 30, December 31, December 31,
                               1997          1998          1998         1999
                           ------------- ------------- ------------ ------------
 Cash flows from
  operating activities:
 Net loss................     $(9,553)     $(33,356)     $(17,731)   $(106,617)
 Adjustments to
  reconcile net loss to
  net cash used by
  operating activities:
  Depreciation and
   amortization
   expense...............         501         2,425         1,812       23,411
  Amortization of
   deferred financing
   costs.................          61         1,203           243          919
  Non-cash interest
   expense...............          38           293           --           --
  Write-off of
   stockholder
   receivable............         --            --            --           113
  Accretion of senior
   notes.................          58        14,571         8,323       35,200
  Charge associated with
   stock sold by
   Stockholders..........         --            --            --         1,892
  Extraordinary loss--
   extinguishment of
   debt..................         105         3,731           --           --
  Changes in assets and
   liabilities, net of
   effects of
   acquisitions:
   Restricted cash
    related to operating
    activities...........         (50)           50           --           --
   Accounts receivable...          30          (420)       (1,449)      (8,024)
   Other assets..........         (98)       (3,330)          962       (1,332)
   Accounts payable......       1,462         1,100         5,054        9,728
   Accrued payroll
    related liabilities..         --             17           555        2,421
   Revenue in excess of
    billings.............         --            --            --          (746)
   Other liabilities.....         --            556         1,300        1,379
                              -------      --------      --------    ---------
   Net cash used by
    operating
    activities...........      (7,446)      (13,160)         (931)     (41,656)
                              -------      --------      --------    ---------
 Cash flows from
  investing activities:
  Purchases of held-to-
   maturity marketable
   securities............         --       (236,701)     (127,212)    (189,606)
  Maturities of held-to-
   maturity marketable
   securities............         --         71,110       122,773      339,021
  Purchase of property
   and equipment.........     (12,647)      (23,041)      (14,453)     (63,085)
  Acquisitions, net of
   cash acquired.........         --            --        (22,307)     (44,761)
  Proceeds from sale of
   assets................         --            --            --           103
                              -------      --------      --------    ---------
   Net cash provided
    (used) by investing
    activities...........     (12,647)     (188,632)      (41,199)      41,672
                              -------      --------      --------    ---------
 Cash flows from
  financing activities:
  Proceeds from issuance
   of Senior Discount
   Notes and related
   warrants..............         --        250,205           --           --
  Principal payments on
   debt, capital leases
   and related
   warrants..............        (641)         (817)         (117)      (2,431)
  Proceeds from exercise
   of stock options and
   warrants..............          25           122            23        1,364
  Proceeds from issuance
   of Series A common
   stock and related
   warrants net of
   offering costs........         --         26,136           --           --
  Proceeds from issuance
   of Series B common
   stock and related
   warrants, net of
   offering costs........         --         18,800           129          --
  Proceeds from issuance
   of Series C preferred
   stock andrelated
   warrants..............       4,529           --            --           --
  Proceeds from issuance
   of common stock
   warrants..............         200           --            --           --
  Proceeds from
   collection of
   stockholder
   receivables...........          53           --            --           --
  Proceeds from issuance
   of convertible bridge
   notes.................       7,347           --            --           --
  Proceeds from draws
   under revolving
   credit facility and
   related warrants......      12,172         3,796           --           --
  Proceeds from short-
   term borrowings.......       1,000           --            --           --
  Principal payments on
   revolving credit
   facility..............         --        (16,300)          --           --
  Payment of deferred
   financing costs.......      (4,128)       (8,647)         (285)         --
                              -------      --------      --------    ---------
   Net cash provided
    (used) by financing
    activities...........      20,557       273,295          (250)      (1,067)
                              -------      --------      --------    ---------
 Net increase (decrease)
  in cash and cash
  equivalents............         464        71,503       (42,380)      (1,051)
 Cash and cash
  equivalents, beginning
  of period..............          72           536        72,039       29,659
                              -------      --------      --------    ---------
 Cash and cash
  equivalents, end of
  period.................     $   536      $ 72,039      $ 29,659    $  28,608
                              =======      ========      ========    =========
 Supplemental cash flow
  information:
  Effects of
   acquisition:
  Assets acquired........     $   --       $    --       $ 24,617    $  63,341
  Liabilities assumed....         --            --         (2,310)      (8,656)
  Common stock issued....         --            --            --        (9,924)
  Less cash paid.........         --            --        (22,307)     (45,431)
                              -------      --------      --------    ---------
   Net cash acquired from
    acquisitions.........     $   --       $    --       $    --     $    (670)
                              =======      ========      ========    =========
 Cash paid for interest..     $   440      $  1,293      $    110    $     943
                              =======      ========      ========    =========

                 See notes to consolidated financial statements

                        FIRSTWORLD COMMUNICATIONS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1--THE COMPANY

   FirstWorld Communications, Inc. (together with its wholly owned subsidiaries, the "Company" or "FirstWorld") commenced operations in July 1992. On January 29, 1998, the Company changed its name to FirstWorld Communications, Inc. from SpectraNet International. Effective June 26, 1998, the Company changed its state of incorporation from California to Delaware. On October 16, 1998, the Board of Directors of the Company (the "Board") voted to change the Company's fiscal year end from September 30 to December 31, beginning with a transition period ending on December 31, 1998. Accordingly, the Company has included audited financial information for the three months ended December 31, 1998.

   FirstWorld is a network-based provider of Internet, data and communications services. The Company's service offerings include data center co-locations; high-speed Internet access, such as dedicated access and digital subscriber line ("DSL"); web hosting and design; dial-up Internet access; and web integration and consulting services. To complement its data services offerings, FirstWorld also provides local, long distance and other telephony services in the Los Angles metropolitan market. The Company's strategy is to offer its customers a single source solution to meet the increasingly complex Internet, data and communications needs. The Company markets its services, using a consultative sales approach, to small- and medium-sized businesses, and also selectively to larger businesses, consumers and wholesale customers.

Equity Recapitalization

   On December 30, 1997, the Company (i) converted its three existing classes of preferred stock into common stock in accordance with the automatic conversion provision of its then existing charter in order to simplify the Company's capital structure and to eliminate the rights, preferences and privileges of the preferred stock; (ii) amended its Certificate of Incorporation to substantially increase the Company's authorized capital; and
(iii) amended its Certificate of Incorporation to designate two series of common stock (See December 30, 1997 Private Placement below). The Series A common stock and Series B common stock are identical in all material respects, except that the holders of Series A common stock possess ten votes per share on all matters subject to a vote of shareholders while the holders of Series B common stock possess one vote per share. Pursuant to the amended Certificate of Incorporation, the Company may also issue preferred stock from time to time in one or more series. As of December 31, 1999, no such preferred stock had been issued.

Private Placements

   January 31, 1997 private placement. On January 31, 1997, in connection with a private placement offering, the Company issued 2,600,000 shares of Series C preferred stock, consisting of 1,044,700 shares issued for cash proceeds totaling $4.5 million, net of placement agent commissions and related fees, and 1,555,300 shares issued through the retirement of certain convertible notes at $5.00 per share. In connection with this offering, the holders of Series C shares also received warrants for the purchase of 520,000 shares of Series B common stock (Note 12).

   December 30, 1997 private placement. On December 30, 1997, the Company consummated a private placement of equity securities with entities controlled by a majority shareholder (the "Sturm Entities") and Enron North America Corp. ("ENA"). In connection with this placement, the Company issued 5,000,000 shares of Series A common stock to each of the Sturm Entities and ENA at an issue price of $3.00 per share. The Company also issued an aggregate of 135,164 shares of Series A common stock to noteholders upon the

                        FIRSTWORLD COMMUNICATIONS, INC.

automatic conversion of certain notes pursuant to the terms thereof at a conversion price of $3.00 per share. Aggregate proceeds from this offering, exclusive of the conversion of the notes, totaled $26.5 million, net of offering commission fees paid in connection with the consummation of this equity placement. In connection with this private placement, the Company also issued to each of the Sturm Entities and ENA warrants to purchase 5,000,000 shares of Series B common stock; and to noteholders, warrants to purchase an aggregate of 135,164 shares of such Series B common stock (Note 12).

   April 13, 1998 private placement. On April 13, 1998, the Company consummated a private placement of equity securities with the Sturm Entities and Enron Communications, Inc. ("Enron Communications") pursuant to the exercise of an existing option held by the Sturm Entities and Enron Communications. Pursuant to this option, the Company sold to each of the Sturm Entities and Enron Communications 3,333,333 shares of Series B common stock, resulting in aggregate offering proceeds totaling $18.8 million, net of offering commissions. In connection with this private placement, the Company also issued to each of the Sturm Entities and Enron Communications warrants to purchase an additional 3,333,333 shares of Series B common stock (Note 12).

   December 2, 1999 equity investment agreement. On December 2, 1999, the Company entered into an Equity Investment Agreement (the "Agreement") with one of the Sturm Entities, for a $50.0 million equity commitment. The Agreement allows the Company to require that the Sturm Entity purchase up to $50.0 million of Series B common stock priced at $7.50 per share. The Agreement will expire on the earlier of June 18, 2000 or the closing of an initial public offering by the Company. The Agreement contains three dates on which the Company can require that the Sturm Entity purchase the Company's Series B common stock. These dates are: February 15, 2000, March 31, 2000 and the expiration date of the Agreement. Additionally, if the cash, cash equivalents and marketable securities position of the Company is $20.0 million or less, the Company will be deemed to have automatically exercised $25.0 million of the commitment. The Company is required to pay the Sturm Entity a $5.0 million fee for the commitment upon the earlier of the (i) closing of an initial public offering by the Company; (ii) first purchase date under the Agreement;
(iii) or a sale of the Company as defined in the Agreement. Such commitment fee and related costs of approximately $270,000 was accounted for as a current liability and a permanent reduction of equity as of December 31, 1999. See
Note 15--Subsequent Events.

   February 10, 2000 equity transaction. Effective February 10, 2000, ENA and an affiliate of Enron Communications agreed to sell substantially all of their Series A and Series B common shares, as well as all but three million of their warrants to purchase shares of Series B common stock to a third party, subject to customary closing conditions. The Series A shares will convert to Series B shares upon transfer. Concurrent with this transaction, certain restrictions were put in place with respect to the exercise of a warrant to purchase approximately 375,000 shares, such that this warrant cannot be exercised prior to the earlier of sixty-one days following the close of an initial public offering, or February 15, 2001.

Delaware Reincorporation

   Effective June 26, 1998, the Company changed its state of incorporation from California to Delaware. In connection therewith, a par value equal to $.0001 per share was assigned to each series of common and preferred stock. As a result, the consolidated statement of stockholders' equity (deficit) reflects a reclassification to additional paid-in capital for the amounts in excess of par value.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

   The consolidated financial statements include the accounts of FirstWorld Communications, Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

                        FIRSTWORLD COMMUNICATIONS, INC.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the financial statement date, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

   The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company invests primarily in high-grade, short-term investments that consist of money market instruments, commercial paper and government agency issues.

Marketable Securities

   Marketable securities consist principally of commercial paper with original maturities greater than three months but less than six months. The Company has classified its marketable securities as held-to-maturity as management has the intent and ability to hold those securities to maturity. Such securities are recorded at cost, which approximates fair value.

Concentration of Credit Risk

   The Company's financial instruments that are exposed to concentrations of credit risk consist principally of cash equivalents, marketable securities and accounts receivable. The Company places its short-term cash investments with government agencies and high credit-quality financial institutions while commercial paper investments are placed with investment grade corporate issuers. The Company limits the amount of credit exposure in any one institution or type of investment instrument. Credit risk with respect to accounts receivable is minimized due to the diversification of the Company's customer base. For purchases of equipment for resale, the Company bears the credit risk of such purchases independent of sales by the Company to its customers. For all customers with monthly recurring or non-recurring monthly revenue in excess of $250, for all DSL customers and all customers of resale equipment, credit is extended based on an evaluation of the customer's financial condition and generally, collateral is not required. The Company maintains allowances for potential credit losses from such customers.

Property and Equipment

   Property and equipment is recorded at cost and depreciated using the straight-line method generally over the estimated useful lives of the assets. Costs capitalized in connection with the development of communication networks include expenses associated with network infrastructure, data centers, communications equipment, construction, capitalized labor and capitalized interest. Labor costs incurred to construct or make assets ready for their intended use are capitalized. Interest costs incurred during the period of time that internally constructed assets are being made ready for their intended use are capitalized as part of acquiring such assets. Depreciation of communications networks commences when the applicable network becomes commercially operational. Data centers are comprised of several different assets with varying useful lives, accordingly, depreciation is determined based on each asset's classification. Certain of the Company's assets are held under capital leases. Assets held under capital leases are depreciated over the lesser of the term of the lease or the estimated useful life of the asset.

   The Company capitalizes certain costs of developing software for internal use in accordance with Statement of Position No. 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." Such costs generally include personnel and related costs incurred during the application and development stage of purchased software packages. In addition, the Company also capitalizes costs associated with purchased software. Such costs are amortized on a straight-line basis over the estimated useful lives of the assets, generally five years.

                        FIRSTWORLD COMMUNICATIONS, INC.

   The estimated useful lives of the Company's principal classes of assets are as follows:

   Building and improvements.................. 30 years
   Network infrastructure..................... 20 years
   Telecommunications equipment............... 5-7 years
   Furniture, office equipment and other...... 3-7 years
   Leasehold improvements..................... Shorter of estimated useful life or lease term

Goodwill and Intangibles

   Goodwill and intangibles consists substantially of goodwill associated with acquisitions completed since November 1998. All acquisitions are accounted for using the purchase method of accounting. Accordingly, the excess of total consideration, including cash, stock and any assumed liabilities, over the fair value of the assets and liabilities acquired is recorded as goodwill and is generally being amortized over a three year life, with the exception of Optec, Inc., doing business as FirstWorld Northwest, Inc. ("Optec"), which is being amortized over 10 years. The effects of the acquired businesses are included in the Company's consolidated financial statements from the respective dates of acquisition. See further discussion in Note 3--Business Acquisitions.

Long-Haul Network Rights

   The long-haul network rights to OC-3 level capacity to connect up to 15 cities on a nationwide long-haul network being developed by Enron Communications, have not yet been placed into service and are not being amortized as the network is not yet available. The Company anticipates that these long-haul network rights will be placed into service during the first quarter of 2000. See further discussion in Note 3--Business Acquisitions.

Long-Lived Assets

   The Company assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the asset's carrying value unlikely. Potential impairment associated with network infrastructure costs is measured on the basis of specific network projects. An impairment loss would be recognized when the sum of the expected future net cash flows is less than the carrying amount of the asset. Assets to be disposed of are carried at the lower of their carrying amount or fair value less costs to sell.

Debt Discount and Deferred Financing Costs

   Discounts recorded in connection with the issuance of debt financing are deferred and amortized over the term of the related debt using the interest method. Deferred financing costs include commitment fees and other costs related to certain debt financing transactions and are being amortized over the term of the related debt using the interest method.

Revenue Recognition

   The Company derives revenue from three primary sources: Internet services, web integration and consulting services, and telephony services.

   Internet services revenue is derived from providing high-speed Internet access, such as dedicated access and DSL, web hosting services, data center co-location services, related equipment sales and dial-up access. Revenue for all Internet services is recognized when the service is provided. Amounts billed relating to future periods are recorded as deferred revenue and are recognized in revenue when services are rendered.

                        FIRSTWORLD COMMUNICATIONS, INC.

   Web integration and consulting services revenue is derived from network consulting, design, integration and equipment sales. Revenue is recognized under the percentage-of-completion method of accounting based upon the ratio that costs incurred bear to the total estimated cost for each contract. Included in revenue for the year ended December 31, 1999 is approximately $3.4 million relating to an equipment sale to Enron Communications Leasing Corporation, a related party.

   Telephony services revenue is generated from local and long distance telephone services. The Company generates telephony services revenue by replacing the basic telephony services currently provided by incumbent local exchange carriers, interexchange carriers and competitive local exchange carriers, including local, long distance and other telephony services. Revenue is recognized in the month telephony services are provided. Amounts billed relating to future periods are recorded as deferred revenue and are recognized in revenue when services are rendered.

   As of December 31, 1999, deferred revenue included in "Other Current Liabilities" totaled $2.8 million.

Stock-Based Compensation Accounting

   The Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method and provides pro forma disclosures of net loss as if the fair value method had been applied in measuring compensation expense. Compensation charges for non-employee, stock-based compensation are measured using fair value-based methods.

Income Taxes

   Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred tax asset or liability is computed for both the expected future impact of differences between the financial statement and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be "more likely than not" realized in future tax returns. Tax rate changes are reflected in the statement of operations in the period such changes are enacted.

Earnings Per Share

   The Company calculates net loss per share in accordance with SFAS No. 128, "Earnings Per Share." In accordance with SFAS No. 128, basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined in the same manner as basic earnings per share except that the number of shares is increased assuming exercise of dilutive stock options, purchase rights and warrants using the treasury stock method and conversion of the Company's convertible preferred stock using the if-converted method.

                                                  Three months
                             September 30            ended      Year ended
                         ------------------------ December 31, December 31,
                            1997          1998        1998         1999
                         ----------    ---------- ------------ ------------ --- ---
Potential Common Shares
 Underlying:
Options                   1,038,800     2,033,195     151,245    1,277,429
Purchase Rights                 --        300,000         --           --
Warrants                  2,928,801    25,188,021  25,188,021   25,048,527
Convertible Preferred
 Series A                   11,867 (A)        --          --           --
Convertible Preferred
 Series B                2,016,638 (B)        --          --           --
Convertible Preferred
 Series C                3,621,120 (C)        --          --           --
                         ----------    ----------  ----------   ----------
                          9,617,226    27,521,216  25,339,266   26,325,956
                         ==========    ==========  ==========   ==========

                         Footnotes on Following page.

                        FIRSTWORLD COMMUNICATIONS, INC.

(A) 118,667 Series A preferred shares at September 30, 1997 converted at a ratio of 1:10.

(B) 2,016,638 Series B preferred shares at September 30, 1997 converted at a ratio of 1:1.

(C) 2,600,000 Series C preferred Shares at September 30, 1997 converted at a ratio of approximately 1.39:1.

Segment Reporting

   The Company has adopted Statement of Financial Accounting Standard No. 131, "Disclosure About Segments of an Enterprise and Related Information" ("SFAS No. 131"). The Company has disclosed the business segments in which it operates as well as certain financial information used by management in measuring the performance of those segments (Note 11).

Reclassifications

   Certain prior period amounts have been reclassified to conform to the 1999 basis of presentation.

Recent Accounting Pronouncements

   In June 1998 and June 1999 respectively, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), and SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB No. 133" ("SFAS No. 137"). The Company is required to adopt SFAS No. 133 and SFAS No. 137 in the year ended December 31, 2001. These pronouncements establish methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. To date, the Company has not entered into any derivative financial instruments or hedging activities.

NOTE 3--BUSINESS ACQUISITIONS

Optec

   On November 24, 1998, the Company acquired Optec, a company with operations in Oregon and Washington that provides web integration services to businesses, from Enron Communications. As part of this acquisition, the Company also acquired rights to use fiber optic cable in parts of Oregon and rights to OC-3 level capacity to connect up to 15 cities on a nationwide long-haul network being developed by Enron Communications. As consideration for the acquisition, FirstWorld paid $18.3 million in cash and repaid $4.0 million of Optec's outstanding debt. The Company assigned values of $11.1 million, $9.2 million and $2.0 million to the long-haul network rights, Optec and the Oregon fiber optic rights, respectively. The long-haul network rights, included as a separate line in the accompanying consolidated balance sheets, have not yet been placed into service and therefore the Company is not amortizing this asset. Approximately $5.6 million of the $9.2 million associated with Optec was recorded as goodwill and is being amortized on a straight-line basis over 10 years. The Company is amortizing the Oregon fiber optic rights on a straight-line basis over 20 years.

                        FIRSTWORLD COMMUNICATIONS, INC.

Slip.Net

   On January 7, 1999, the Company purchased all of the outstanding capital stock of Accelerated Information, Inc., the parent company of Slip.Net, Inc. ("Slip.Net"), an Internet service company providing Internet access, web hosting services, and co-location services, primarily in the San Francisco Bay Area. The purchase price consisted of approximately $10.5 million in cash and 187,500 shares of FirstWorld's Series B common stock. In order to determine the total consideration paid, the Company assigned a value, based on a valuation performed by an independent third party, of $3.68 per share to the Series B common stock. This resulted in total consideration of $11.1 million. Approximately $10.8 million was recorded as goodwill and is being amortized on a straight-line basis over three years.

Sirius

   On March 2, 1999, the Company purchased all of the outstanding capital stock of Sirius Solutions, Inc., d/b/a Sirius Connections ("Sirius"), an Internet service company providing Internet access, web hosting services, and co-location services, primarily in the San Francisco Bay Area. The purchase price consisted of approximately $7.5 million in cash and 285,000 shares of FirstWorld's Series B common stock. In order to determine the total consideration paid, the Company assigned a value, based on a valuation performed by an independent third party, of $4.02 per share to the Series B common stock. This resulted in total consideration of $8.6 million. Approximately $8.5 million was recorded as goodwill and is being amortized on a straight-line basis over three years.

Hypercon

   On June 1, 1999, the Company purchased all of the outstanding capital stock of Hypercon, Inc. ("Hypercon"), an Internet service company providing Internet access, web hosting services, e-commerce solutions and co-location services in the Houston metropolitan area. The purchase price consisted of approximately $2.0 million in cash and 49,993 shares of FirstWorld's Series B common stock. Subsequent to the acquisition, the Company repaid approximately $215,000 in debt. In order to determine the total consideration paid, the Company assigned a value, based on a valuation performed by an independent third party, of $6.00 per share to the Series B common stock. The total consideration of cash, stock and assumption of net liabilities was approximately $2.8 million. Approximately $2.8 million was recorded as goodwill and is being amortized on a straight-line basis over three years.

Internet Express

   On June 14, 1999, the Company purchased all of the outstanding membership interests of Internet Express, LLC ("Internet Express"), an Internet service company providing Internet access and web hosting services in the Denver/Front Range metropolitan area, including Colorado Springs and Fort Collins. The purchase price consisted of approximately $1.0 million in cash and 30,000 shares of FirstWorld's Series B common stock. Subsequent to the acquisition, the Company repaid approximately $959,000 in various liabilities of Internet Express. In order to determine the total consideration paid, the Company assigned a value, based on a valuation performed by an independent third party, of $6.00 per share to the Series B common stock. The total consideration of cash, stock and assumption of certain net liabilities was approximately $2.2 million. Approximately $2.2 million was recorded as goodwill and is being amortized on a straight-line basis over three years.

inQuo

   On June 22, 1999, the Company purchased all of the outstanding capital stock of inQuo, Inc. ("inQuo"), an Internet service company providing dedicated Internet access in the Salt Lake City metropolitan area. The

                        FIRSTWORLD COMMUNICATIONS, INC.

purchase price was approximately $844,000 of cash. The total consideration of cash and acquired net liabilities of approximately $150,000 resulted in total consideration of approximately $1.0 million, which was recorded as goodwill and is being amortized on a straight-line basis over three years.

Transport Logic

   On July 7, 1999, the Company acquired all of the outstanding capital stock of Oregon Professional Services, Inc., d/b/a Transport Logic ("Transport Logic"), an Internet service company providing Internet access, web hosting services, and co-location services in the western and northwestern United States. The purchase price consisted of approximately $7.2 million in cash and 392,935 shares of FirstWorld's Series B common stock. In order to determine the total consideration paid, the Company assigned a value, based on a valuation performed by an independent third party, of $6.00 per share to the Series B common stock. The total consideration of cash, stock and assumption of certain liabilities of approximately $1.0 million resulted in consideration of approximately $10.5 million, which was recorded as goodwill and is being amortized on a straight-line basis over three years.

Intelenet

   On July 14, 1999, the Company purchased all of the outstanding capital stock of Intelenet Communications, Inc. ("Intelenet"), an Internet service company providing advanced connectivity, data center services and networking consulting in Southern California. The purchase price consisted of approximately $16.0 million in cash and 875,000 shares of FirstWorld's Series B common stock. In order to determine the total consideration paid, the Company assigned a value, based on a valuation performed by an independent third party, of $6.00 per share to the Series B common stock. This resulted in total consideration of approximately $21.3 million. Approximately $20.2 million was recorded as goodwill and is being amortized on a straight-line basis over three years.

Pro Forma Acquisition Information (Unaudited)

   The following unaudited condensed pro forma information presents the unaudited consolidated results of operations of the Company as if the acquisitions of the above mentioned companies in 1999 and 1998 had occurred on the first day of the respective periods presented:

                                   Year Ended   Three Months Ended  Year Ended
                                  September 30,    December 31,    December 31,
                                      1998             1998            1999
                                  ------------- ------------------ ------------
                                                 (in thousands)
Revenue.........................   $   34,434       $   12,168      $   64,146
Loss before extraordinary item..      (51,457)         (24,463)       (114,461)
Net loss........................      (56,188)         (24,463)       (114,461)
Basic and diluted loss per
 common share
 Loss before extraordinary
  item..........................   $    (2.55)      $     (.87)     $    (4.01)
 Extraordinary item -
  extinguishment of debt........         (.23)             --              --
                                   ----------       ----------      ----------
 Net loss per common share......   $    (2.78)      $     (.87)     $    (4.01)
                                   ==========       ==========      ==========
Weighted average shares
 outstanding - basic and diluted   20,215,600       28,017,092      28,553,268
                                   ==========       ==========      ==========

   The above mentioned companies may have performed differently if they had actually been combined with the Company's operations during these periods. No reliance should be placed on the unaudited pro forma information as indicative of the historical results that the Company would have had or the future results that it will experience after the acquisitions.

                        FIRSTWORLD COMMUNICATIONS, INC.

NOTE 4--SUPPLEMENTAL CASH FLOW INFORMATION

                                                      Three Months
                           Year Ended    Year Ended      Ended      Year Ended
                          September 30, September 30, December 31, December 31,
                              1997          1998          1998         1999
                          ------------- ------------- ------------ ------------
                                             (in thousands)
Non-cash investing and
 financing activities
 were as follows:
Cash paid during the
 period for interest.....     $ 440        $1,293        $ 110        $ 943
Non-cash transactions:
 Property and equipment
  purchased under
  capitalized leases.....     7,097            45          --           --
 Conversion of
  convertible bridge
  notes into Series C
  preferred stock and
  related warrants.......     7,777           --           --           --
 Conversion of
  convertible bridge
  notes into Series A
  common stock and
  related warrants.......       --            405          --           --
 Issuance of common stock
  warrants as finders
  fees...................        10           --           --           --
 Non-cash deferred
  financing costs........        27           --           --           --
 Issuance of note payable
  to vendor for up-front
  service fees...........       --            150          --           --
 Issuance of note payable
  for consulting services
  received...............        50           --           --           --
 Cancellation of
  stockholder receivable
  for stock repurchased..        23           --           --           --
 Vendor financing for
  asset purchase.........       --            --           --         1,599
 Charge associated with
  equity investment......       --            --           --         5,270
 Accruals associated with
  capital expenditures...       --          3,027        1,065        2,788

   The Company's statements of cash flows for the year ended September 30, 1998 and the three months ended December 31, 1998 have been adjusted to remove accruals associated with capital expenditures.

NOTE 5--PROPERTY AND EQUIPMENT

   Property and equipment, including assets under capital lease, consists of the following:

                                                   December 31, December 31,
                                                       1998         1999
                                                   ------------ ------------
                                                          (in thousands)
   Network infrastructure.........................   $28,000      $ 34,340
   Telecommunications equipment...................    18,480        42,544
   Building and improvements......................     1,092           922
   Furniture, office equipment and other..........     6,129        34,979
   Leasehold improvements.........................       726         1,551
   Construction in process........................    11,217        21,887
                                                     -------      --------
                                                      65,644       136,223
   Accumulated depreciation.......................    (4,397)      (13,062)
                                                     -------      --------
                                                     $61,247      $123,161
                                                     =======      ========

                        FIRSTWORLD COMMUNICATIONS, INC.

   The following is a summary of property and equipment acquired under capital leases, included in the above:

                                                   December 31, December 31,
                                                       1998         1999
                                                   ------------ ------------
                                                          (in thousands)
   Network infrastructure (Note 6)................    $6,000       $6,000
   Telecommunications equipment...................       219          625
   Building and improvements......................       321          321
   Furniture, office equipment and other..........       470          350
                                                      ------       ------
                                                       7,010        7,296
   Accumulated depreciation.......................      (706)        (240)
                                                      ------       ------
                                                      $6,304       $7,056
                                                      ======       ======

   During the year ended September 30, 1998, the three months ended December 31, 1998 and the year ended December 31, 1999, the Company capitalized approximately $450,000, $333,000 and $843,000 respectively, in interest costs associated with the development of the Company's data centers and communications networks. The Company did not capitalize any interest costs during the year ended September 30, 1997. Depreciation expense was $421,000, $2.4 million, $1.4 million and $10.6 million for the years ended September 30, 1997 and 1998, the three months ended December 31, 1998 and the year ended December 31, 1999, respectively.

NOTE 6--DEBT

   Long-term debt consists of the following:

                                                      December 31, December 31,
                                                          1998         1999
                                                      ------------ ------------
                                                           (in thousands)
   13% Senior Notes, net of unamortized discount
    totaling $212.1 million at December 31, 1998 and
    $176.0 million at December 31, 1999.............   $ 257,919     $293,962
   9.03% term loan secured by certain assets;
    monthly installments of principal and interest
    payable through July 2002.......................         129           96
   14% unsecured term note with a vendor............         150           --
   Other............................................          12           63
                                                       ---------     --------
                                                         258,210      294,121
   Less current portion.............................         (75)         (87)
                                                       ---------     --------
                                                       $ 258,135     $294,034
                                                       =========     ========

   Aggregate principal maturities of long-term debt are as follows:

                                                                  (in thousands)
                                                                  --------------
   2000..........................................................   $      87
   2001..........................................................          46
   2002..........................................................          26
   2003..........................................................         --
   2004..........................................................         --
   Thereafter....................................................     470,000
                                                                    ---------
                                                                      470,159
   Less unamortized discount on the 13% Senior Notes.............    (176,038)
                                                                    ---------
                                                                    $ 294,121
                                                                    =========

                        FIRSTWORLD COMMUNICATIONS, INC.

Senior Notes

   On April 13, 1998, the Company completed an offering of debt securities pursuant to Rule 144A under the Securities Act of 1933, as amended, for gross proceeds of $250.2 million (the "Senior Notes Debt Offering"). In the Senior Notes Debt Offering, the Company sold 470,000 units consisting of 13% Senior Discount Notes due 2008 (the "Senior Notes") and warrants to purchase an aggregate of 3,713,094 shares of the Company's Series B common stock (Note
12). The Company allocated $235.2 million of the proceeds to the Senior Notes and $15.0 million to the warrants, representing their estimated fair value at the date of issuance as determined via an independent valuation.

   The Senior Notes will accrete in value through April 15, 2008 at a rate of 13% per annum, compounded semi-annually, at which time $470.0 million in aggregate principal amount at maturity will be outstanding. Cash interest will neither accrue nor be payable prior to April 15, 2003. Thereafter, cash interest on the Senior Notes will accrue and will be payable semi-annually in arrears on each April 15 and October 15, commencing October 15, 2003, at a rate of 13% per annum. The Company is not required to make mandatory redemption or sinking fund payments with respect to the Senior Notes prior to maturity. The Senior Notes are redeemable at the option of the Company, in whole or in part, at any time on or after April 15, 2003, at a premium declining to par on April 15, 2006, plus accrued and unpaid interest through the date of redemption. In the event of a change in control, as defined in the indenture governing the Senior Notes, the holders of the Senior Notes will have the right to require the Company to purchase their Senior Notes in an amount equal to 101% of the aggregate principal amount at maturity or accreted value thereof, as applicable, plus accrued and unpaid interest to the date of purchase.

   The indenture pursuant to which the Senior Notes are issued contains certain covenants which, among other things, limit the ability of the Company and its subsidiaries to incur additional indebtedness, issue stock in subsidiaries, pay dividends or make other distributions, engage in sale and leaseback transactions, create certain liens, enter into certain transactions with affiliates, sell assets of the Company and its subsidiaries, and enter into certain mergers and consolidations. The Company was in compliance with such covenants at December 31, 1998 and 1999.

Revolving Credit Facility

   On September 16, 1997, the Company entered into a five-year $23.0 million revolving credit facility (the "Credit Facility") with a syndicate of lenders (the "Lenders") to provide financing for the construction of telecommunication networks and for general working capital purposes. The Company terminated this facility April 13, 1998, concurrent with the closing of the Senior Notes Debt Offering, and paid the Lenders a $1.0 million termination fee pursuant to the terms thereof. The Company recorded an extraordinary loss of $4.7 million associated with such debt extinguishment, which loss is inclusive of the aforementioned termination fee and the write-off of unamortized debt discount and deferred financing costs associated with the Credit Facility.

Short-term Bridge Notes

   On August 29, 1997, the Company obtained a $1.0 million, 18% per annum, short-term bridge loan with an institutional lender which was due on October 15, 1997. On September 17, 1997, the Company repaid $500,000 of the outstanding principal balance, plus accrued interest thereon, and extended the maturity date of the remaining principal balance of $500,000 to March 16, 1998 through the consummation of a new loan agreement with the lender. Simultaneous to the execution of the new loan agreement on September 17, 1997, which was considered to be a substantial modification of the original loan agreement which it superseded, the Company recognized an extraordinary charge on debt extinguishment totaling $105,000. The extraordinary charge consisted of the write-off of unamortized debt discount and deferred financing costs associated with the original bridge loan. The remaining $500,000 bridge loan balance was repaid during January 1998.

                        FIRSTWORLD COMMUNICATIONS, INC.

NOTE 7--COMMITMENTS AND CONTINGENT LIABILITIES

Lease Commitments

   The Company leases its office space, certain network access facilities and fiber transport and automobiles under noncancelable operating lease arrangements which expire on varying dates through March 2014. Rent payments under noncancelable operating leases totaled $361,000, $549,000, $393,000 and $2.9 million during the years ended September 30, 1997 and 1998, the three months ended December 31, 1998 and the year ended December 31, 1999, respectively.

   The Company has procured certain of its property and equipment, including its Anaheim network central office switching facility, through capital leases that expire through October 2006. Additionally, the Company has accounted for certain agreements with the City of Anaheim, as more fully described below and which extend through January 2027, as both capital leases and executory contracts in the accompanying financial statements.

   Listed below are the future minimum payments under capital leases (inclusive of the minimum payments allocated from the agreements with the City of Anaheim) and noncancelable operating leases for each of the years ending December 31,

                                                              Capital  Operating
                                                              Leases    Leases
                                                              -------  ---------
                                                               (in thousands)
                                                              ------------------
     2000...................................................  $ 1,820   $ 6,391
     2001...................................................    1,543     6,560
     2002...................................................    1,352     5,343
     2003...................................................    1,346     4,182
     2004...................................................    1,349     3,770
     Thereafter.............................................   28,570    17,201
                                                              -------   -------
     Total minimum lease payments...........................   35,980   $43,447
                                                                        =======
     Amount representing interest...........................  (27,896)
                                                              -------
     Present value of minimum lease payments................  $ 8,084
                                                              =======

Commitments Relating to Agreements with the City of Anaheim

   During February 1997, the Company and its wholly owned subsidiary FirstWorld Anaheim ("FWA") entered into a 30-year Universal Telecommunications System Participation Agreement (the "UTS Agreement") with the City of Anaheim, California (the "City"), under which FWA agreed to design, construct and operate a fiber-optic telecommunications network in cooperation with the City. The UTS Agreement provides for FWA to pay to the City (i) an annual payment in lieu of a franchise fee based on a percentage of FWA's "adjusted gross revenues," as defined, related to the Anaheim network, subject to a minimum annual payment of $1.0 million for periods after June 30, 1999 through the term of the agreement; (ii) a percentage of FWA's "net revenues," as defined, derived from the Anaheim network; (iii) certain of the City's annual operating costs associated with the UTS Agreement, not to exceed $175,000 per year prior to the commencement of the third phase of the Anaheim network (as described below), and not to exceed $350,000 per year thereafter, subject to inflationary adjustments; and (iv) $20,000 per year to support the City's presence on the Internet, subject to inflationary adjustments. The UTS Agreement also requires the Company to deposit an amount equal to up to 15% of "net revenues" derived from the Anaheim network, as defined, to fund and maintain a $6.0 million reserve account

                        FIRSTWORLD COMMUNICATIONS, INC.

for debt service and capital improvements. As of December 31, 1999, no amounts have been deposited into such reserve account, as "net revenues" have not yet been generated from the Anaheim network. Pursuant to the UTS Agreement, the City has been granted an irrevocable option to purchase all of the issued and outstanding stock of FWA at anytime after July 1, 2012 for its then current appraised fair value, the determination of which is to be derived by qualified independent appraisers selected by both the Company and the City, as more specifically defined within the UTS Agreement. Any sale or issuance of FWA stock can only be made if such sale or issuance is expressly made subject to the City's purchase option. Moreover, any sale of the Anaheim network or other sale of substantially all of FWA's assets can only be made if the City is equitably compensated for the loss of its future income stream under the UTS Agreement or the buyer expressly assumes the obligations of FWA under the UTS Agreement.

   Simultaneous to the execution of the UTS Agreement, FWA entered into a 30-year Agreement for Use of Operating Property (the "Operating Property Agreement") with the City under which FWA has been granted the exclusive right to lease 60 of 96 fiber strands contained in an approximate 50 mile loop of fiber optic cable owned by the City, together with related facilities and rights. Under the terms of the Operating Property Agreement, the Company is obligated to make quarterly payments to the City of approximately $114,000. In addition, the Company is obligated to pay its pro rata share (62.5%) of the costs associated with operating and maintaining the leased property, including maintenance expenses, taxes, insurance premiums and pole usage fees. FWA has the right to assign its rights under the Operating Property Agreement, but will not be released from liability unless the City expressly consents. FWA also has the right to encumber its interest in the leased property.

   Although the Company considers the Operating Property Agreement to be a capital lease and the UTS Agreement to be an executory contract, certain of the minimum payments prescribed by the UTS Agreement have been accounted for as additional minimum capital lease payments. The Operating Property Agreement and the UTS Agreement were bid, negotiated and consummated simultaneously with each other. In addition, both agreements have identical 30-year terms and include certain cross-default provisions. Moreover, the Operating Property Agreement contains payment terms which are below the fair value of the benefits conferred by such agreement; whereas, the UTS Agreement contains payment terms which are above the fair value of the benefits conferred by such agreement. Accordingly, the Company has allocated the collective payments prescribed by the agreements between the two contracts based upon the estimated fair value of the benefits the Company receives under each of the two agreements. Future minimum payments prescribed by the UTS Agreement and not allocated to the capital lease are as follows:

                                                                 (in thousands)
                                                                 --------------
     2000....................................................... $     373
     2001.......................................................       373
     2002.......................................................       373
     2003.......................................................       373
     2004.......................................................       373
     Thereafter.................................................     8,491
                                                                 ---------
                                                                 $  10,356
                                                                 =========

   The UTS Agreement also sets forth requirements for the completion of network design and the commencement of network construction related to certain phases of the citywide network. The first phase, which extended service to identified municipal facilities, was substantially completed in October 1997. The second phase extended the network to allow service to be provided within six months following execution of a customer service agreement to commercial, industrial and governmental customers within certain defined service areas. It is the Company's position that the second phase was substantially completed by December 1998. The City

                        FIRSTWORLD COMMUNICATIONS, INC.

initially rejected the Company's position regarding completion of the second phase and is conducting an independent analysis of the completion. In the event that FWA did not meet the specified performance deadlines related to completion of the first and second phases of the Anaheim network, the City could elect to either terminate the Operating Property Agreement if FWA agreed to return the leased fiber, or to immediately exercise its option to purchase all of the issued and outstanding stock of FWA under the same option terms, as defined within the UTS Agreement, which otherwise would not become effective until after July 1, 2012. Any termination of the Operating Property Agreement would have a material adverse effect on the Company's business, financial condition and results of operations.

   Under the UTS Agreement, the third phase of the Anaheim network would allow service to be extended, within six months of a customer service agreement, to all customers within the city, including residential customers. The third phase will be commenced only after a feasibility study for the third phase, prepared by an independent consultant, validates the business plan for the third phase and financing is arranged. The UTS Agreement provides for an initial feasibility study with respect to the third phase to be completed no later than January 1, 2000, and thereafter for FWA to commission annual studies to determine whether the business plan for the third phase can be validated. The City has approved the consultant selected by the Company to prepare the feasibility study. The delivery of the study will occur after January 1, 2000. The UTS Agreement provides for 180 days to cure any potential default and the Company believes it could cure any potential default within the applicable cure period. If the Company determines not to proceed with the development of the third phase of the Anaheim network, or if for any reason the principal financing for the third phase is not funded, or construction of the third phase is not commenced by December 31, 2002, then the City may pursue development of the third phase on its own.

   The Company commenced operation of a demonstration center in the City's downtown area in May 1999. Although the Company believes it is in compliance with its obligations with respect to the demonstration center, the City has asserted its belief that the Company is not satisfying such obligations. See
Note 14--Legal Proceedings for a discussion of the legal proceeding between the City and FWA and the Company.

   Pursuant to a Development Fee Arrangement dated simultaneous to the aforementioned City agreements, for a period of five years, commencing with the earlier to occur of the closing of the financing for or the commencement of construction of the first Additional Network (as defined below), the Company must pay to the City a lump sum development fee for each Additional Network which the Company develops ($300,000 for each Additional Network financed in the first year; $200,000 for each Additional Network financed in the second year; and $100,000 for each Additional Network financed in the third, fourth and fifth years, which amounts must be paid within thirty days following the closing of the principal financing for an Additional Network or the commencement of construction of such Additional Network, whichever occurs first). "Additional Network" means (a) any expansion of the Anaheim network into one or more adjacent or nearby cities where FWA enters into a revenue sharing agreement with any such city, and (b) any separate communications system developed by any other subsidiary of the Company that holds a Certificate of Public Convenience and Necessity issued by the Public Utilities Commission and enters into a revenue sharing agreement with one or more public entities. See Note 14--Legal Proceedings for a discussion of the legal proceeding between the City and FWA and the Company.

Commitments Relating to Agreements with the Irvine Company

   On March 5, 1998, FirstWorld Orange Coast ("FWOC"), a wholly owned subsidiary of the Company, and The Irvine Company entered into two agreements regarding FWOC's development of a network to serve certain areas that have been or are planned to be developed by The Irvine Company (the "Irvine Network"). The Company has guaranteed the payment obligations of FWOC under each of such agreements.

                        FIRSTWORLD COMMUNICATIONS, INC.

   Pursuant to an Agreement for Lease of Telecommunications Conduit dated as of March 5, 1998 (the "Conduit Lease"), FWOC leases from The Irvine Company space within two underground telecommunications tubes (the "Conduit"), and, in connection therewith, has received the non-exclusive right to use undivided space within the pull boxes serving such Conduit (collectively, the "Leased Premises"). The Conduit Lease applies to (i) an existing Conduit system within certain already-developed areas in the Irvine Spectrum and (ii) Conduit to be constructed in the future in the as yet undeveloped areas of the Irvine Spectrum. The Irvine Company may also install Conduit in other areas it may develop in the cities of Irvine, Newport Beach and Tustin, and in unincorporated areas of Orange County, and such areas may in the future be incorporated into the Conduit Lease upon the mutual agreement of the parties (the "Additional Areas"). The term of the Conduit Lease runs through December 31, 2027.

   The Conduit Lease obligates FWOC to install fiber optic cable (the "Cable") in the Conduit pursuant to a phasing plan. A phase is completed when sufficient Cable has been installed to enable FWOC to connect and provide service (for that portion of the Irvine Network) to property abutting the Conduit. Upon termination of the agreement, The Irvine Company will own the Cable. If FWOC fails to complete installation of the required Cable within 18 months following March 5, 1998, The Irvine Company may, until such installation is completed, terminate the Conduit Lease. The Company is currently verifying the completion of the required installation.

   The Conduit Lease obligates FWOC to make quarterly rent payments to The Irvine Company based upon its "adjusted gross revenue", as defined, from the Irvine Network. In addition, FWOC is obligated to pay all costs associated with its lease, operation, maintenance, repair and use of the Leased Premises, including maintenance expenses, taxes and insurance premiums. Any assignment of FWOC's rights under the Conduit Lease and any sale of a controlling interest in FWOC require The Irvine Company's prior approval, and The Irvine Company has a right of first refusal in the event of any such proposed sale.

   Based upon its term, the Conduit Lease is a capital lease. However, as such lease does not prescribe any fixed rental payments and as it is not practicable for the Company to estimate any future probable contingent rental payments associated with such lease, no amount has been capitalized in the accompanying consolidated financial statements. Contingent rental payments associated with this lease are recorded as additional operating expenditures when they become due pursuant to the lease.

   Concurrently with the execution of the Conduit Lease, FWOC and The Irvine Company executed a Telecommunications System License Agreement (the "License Agreement") which provides FWOC, with some exceptions, with the right and obligation to provide telecommunications services to (i) the 106 buildings currently owned by The Irvine Company in the Irvine Spectrum area, (ii) commercial, industrial and retail buildings in the future owned by The Irvine Company in the Irvine Spectrum, and (iii) under certain circumstances in The Irvine Company's discretion, similar buildings located in the Additional Areas and other locations in California.

   The License Agreement requires FWOC to pay The Irvine Company a license fee each calendar quarter, subject to an annual consumer price index ("CPI") increase that will not be less than 2% or greater than 6%. The base license fee was initially $62,500 for the buildings owned by Irvine in the Irvine Spectrum area at the time that the License Agreement was consummated. Pursuant to the License Agreement, such fee is increased or decreased over its term based on the rentable square footage of the buildings that are from time to time subject to the License Agreement. Such fee totaled approximately $103,000 and $88,000 per calendar quarter as of

                        FIRSTWORLD COMMUNICATIONS, INC.

December 31, 1999 and 1998, respectively. Future minimum payments prescribed by the License Agreement, based upon this current fee and assuming a 2% per annum upward CPI adjustment over its term, are as follows:

                                                                  (in thousands)
                                                                  --------------
   2000..........................................................    $   420
   2001..........................................................        429
   2002..........................................................        437
   2003..........................................................        446
   2004..........................................................        455
   Thereafter....................................................     13,383
                                                                     -------
                                                                     $15,570
                                                                     =======

   The License Agreement provides FWOC with the right to install, maintain, operate, replace and remove Cable and associated communications equipment (the "Equipment") in, as well as access rights to, such buildings, subject to the rights of The Irvine Company's tenants and to reasonable requirements and procedures imposed by The Irvine Company. Except with respect to buildings that are leased to a single tenant, The Irvine Company is required to provide FWOC with a reasonable amount of equipment room space in each building, sufficient to enable FWOC to install Cable and Equipment and deliver services. FWOC's rights to a building are non-exclusive, meaning that The Irvine Company can grant similar licenses to other service providers. Although all the Cable becomes the property of The Irvine Company upon termination of the License Agreement, FWOC has the right to remove and retain ownership of the Equipment, subject to The Irvine Company's election to purchase the Equipment at a price to be negotiated by the parties.

   Subject to certain qualifications, FWOC will have the obligation to provide telecommunications services to any tenant who wishes to subscribe with FWOC for those services, and FWOC is required to install Cable and Equipment in that tenant's building if FWOC owns or leases Conduit located within 1,000 feet of that building. Under certain circumstances, FWOC may be required to provide completion and performance bonds to The Irvine Company in connection with that work. To the extent that FWOC provides fiber optic service to a building, it is required to achieve and maintain standards of minimum reliability. Subject to force majeure, if there is a system-wide failure to provide such service that exceeds five consecutive days, The Irvine Company has the right to use the network (and if necessary bring in an alternative service provider) and to charge its costs to FWOC.

   Whenever FWOC is the first competitive access provider to a building, it is required to install a building entrance conduit system (which connects the building to the street access point) (a "BECS"), with a capacity equal to 200% of the capacity required by FWOC to service the building. The Irvine Company can grant other providers the right to use that BECS, but must pay or cause that provider to pay FWOC 50% of FWOC's cost of installing the BECS, which costs are subject to increase based on a CPI calculation. Where a BECS already exists, The Irvine Company must make any excess capacity therein available to FWOC.

Employment Agreements

   The Company has entered into employment agreements with key executive officers, including its Chief Executive Officer ("CEO"). In general, the employment agreements for the key officers ("Key Officers"), other than the CEO, provide for annual salaries and eligibility for a bonus based on a certain percentage of each Key Officers' annual salary. In certain instances the employment agreements also provide for cash payments of up to $500,000 to compensate an executive for certain benefits that would have been received from previous employers. In addition, under these employment agreements, options to acquire a certain number of shares of the Company's Series B common stock are typically granted to the executive. If the Company terminates any Key

                        FIRSTWORLD COMMUNICATIONS, INC.

Officers' employment during the term of his employment agreement without cause or the executive terminates employment for good reason the executive would generally be entitled to receive a severance payment. During 1999, the Company paid key officers $1.0 million in compensation under these agreements and is committed to pay $687,000 for the year ended December 31, 2000. However, actual amounts paid during 2000 will likely be higher as each key officer is eligible to receive a bonus as determined under The Bonus Program (see Note 13--Employee Benefit Plans).

   On September 28, 1998, the Company entered into an Employment Agreement, as amended May 20, 1999, (the "Employment Agreement") pursuant to which the Company retained the services of a new President and CEO effective October 1, 1998 (the "Commencement Date"). The Employment Agreement has a three-year term ending on the close of business on September 30, 2001, and thereafter will renew for one year periods unless terminated earlier by either party, and provides an initial annual base salary of $200,000 per annum. Additionally, the Employment Agreement granted the CEO an Equalization Payment (as defined within the Employment Agreement) in the amount of $4.0 million, payable in three separate installments. The first $2.0 million installment and the second $1.0 million installment became due and were paid in cash on October 1, 1998 and October 1, 1999, respectively, while the third $1.0 million installment is due and payable on October 1, 2000. The CEO must be employed by the Company on the date that the third installment becomes due to be eligible to receive the payment unless the Company terminates the CEO's employment other than for cause or the CEO terminates his own employment for good reason (as defined in the Employment Agreement) prior to the installment date. In addition, the CEO may elect to receive all or any portion of the third installment payment in the form of the Company's Series B common stock. If the CEO elects to receive any of the third installment payment in Series B common stock, such stock shall be valued at $7.50 per share. In the event that the stock payment election is made, we may be required to record a non-cash compensation charge associated with this payment in the fourth quarter of 2000.

   The Employment Agreement stipulates that the CEO will also be eligible for the following performance-based bonuses: (i) if the Company consummates a Qualified Initial Public Offering (as defined in the Employment Agreement) with a price of at least $10.00 per share (subject to adjustment as set forth in the Employment Agreement) before April 1, 2000, the Company will pay the CEO a $1.0 million cash bonus; (ii) if the Company consummates a Qualified Initial Public Offering with a price of at least $10.00 per share (subject to adjustment as set forth in the Employment Agreement) before April 1, 2000, the Company will be obligated to pay the CEO a $4.2 million cash bonus on September 30, 2001 (unless otherwise accelerated as described in the Employment Agreement); (iii) if the Company consummates a Qualified Initial Public Offering with a price of at least $12.50 per share (subject to adjustment as set forth in the Employment Agreement) before October 1, 2000, the Company will be obligated to pay the CEO an $8.4 million cash bonus on September 30, 2001 (unless otherwise accelerated as described in the Employment Agreement); provided that if the CEO earns the payment described in this clause (iii) he will not be entitled to receive the payment described in clause (ii) above; and (iv) if the Company has a market capitalization of at least $1.2 billion (as adjusted as described in the Employment Agreement) for a period of 20 consecutive trading days before October 1, 2001, the Company will be obligated to pay the CEO a cash payment equal to $16.8 million minus any amounts he receives pursuant to clause (ii) or (iii) above on September 30, 2001 (unless otherwise accelerated as described in the Employment Agreement).

   The Employment Agreement also granted the CEO on October 1, 1998 an option to purchase 2,805,000 shares of Series B common stock at an exercise price of $6.00 per share (subject to anti-dilution protections set forth in the Employment Agreement). The option vests (i) with respect to 1/3 of the shares covered by the option on the Commencement Date, (ii) with respect to 1/3 of the shares covered by the option on the first anniversary of the Commencement Date and (iii) with respect to the remaining 1/3 of the shares covered by the option on the second anniversary of the Commencement Date (unless otherwise accelerated in accordance with the terms of the Employment Agreement).

                        FIRSTWORLD COMMUNICATIONS, INC.

Other Commitments

   The Company is party to a three year contract commencing July 7, 1999 with a long distance carrier pursuant to which the Company is committed to minimum service fees. Such minimum fees aggregate $1.7 million, $2.8 million and $1.8 million during the years ending December 31, 2000, 2001 and 2002, respectively.

   The Company entered into separate management consulting service agreements with two significant shareholders (or affiliates thereof) whereby such parties will provide general management consulting services to the Company for a period of three years commencing January 1, 1998. Pursuant to such agreements, as amended, the Company is required to pay to the related parties aggregate consulting fees totaling $1.0 million per annum. Related party consulting fees recorded by the Company as part of selling, general and administrative expenses during the year ended September 30, 1998, the three months ended December 31, 1998 and the year ended December 31, 1999 totaled $840,000, $250,000 and $1.0 million, respectively. Future minimum consulting fees under these agreements aggregate $1.0 million for year 2000.

   The Company is party to an arrangement with the owner of a retail development located in Orange County, California, whereby it is required to remit to the owner of such development a percentage of "adjusted gross revenues", as defined, derived from serving tenant customers located within such development.

NOTE 8--FINANCIAL INSTRUMENTS

   The estimated fair values of the Company's financial instruments have been determined by the Company using available market information and valuation methodologies. Considerable judgment is required to develop the estimates of fair value; thus the estimates provided herein are not necessarily indicative of the amount that the Company could realize upon the sale or refinancing of such financial instruments. Carrying value for cash and cash equivalents, marketable securities, accounts receivable and accounts payable approximates fair value due to their short-term nature. At December 31, 1999, the fair value and the carrying value of the long-term debt, net of discount, was approximately $314.9 million and $294.1 million, respectively. The fair value of the long-term debt represents the amount at which the instrument could be exchanged in a current arms-length transaction.

NOTE 9--MAJOR CUSTOMER

   Revenue earned from one contract with a variety of the State of Oregon governmental agencies amounted to approximately $1.6 million (53%) and $8.3 million (15%), of total revenue for the three months ended December 31, 1998 and the year ended December 31, 1999, respectively. This revenue is part of the Company's web integration segment. Also, approximately $1.6 million and $1.1 million included in accounts receivable is related to this contract as of December 31, 1998 and 1999, respectively.

                        FIRSTWORLD COMMUNICATIONS, INC.

NOTE 10--INCOME TAXES

   Deferred tax assets (liabilities) are comprised of the following:

                                                       December 31, December 31,
                                                           1998         1999
                                                       ------------ ------------
                                                            (in thousands)
Current:
  Accrued liabilities.................................   $    319     $  1,576
Non-current:
  Net operating loss carryforwards....................     15,251       40,795
  Interest ...........................................      7,788       19,855
  Depreciation and amortization.......................     (2,236)      (7,157)
                                                         --------     --------
                                                           21,122       55,069
  Valuation allowance.................................    (21,122)     (55,069)
                                                         --------     --------
  Deferred tax assets (liabilities), net..............   $    --      $    --
                                                         ========     ========

   Based upon the Company's lack of prior earnings history and evaluation of other available evidence, management has recorded a full valuation allowance against the benefit of deferred tax assets.

   As of December 31, 1999, the Company has federal and state net operating loss carryforwards of approximately $113.5 million and $74.1 million, respectively. Federal losses expire beginning in 2008 and state losses expire beginning in 2000. As a result of a change in ownership, as defined in the Internal Revenue Code, which occurred on December 31, 1997, the Company's utilization of approximately $13.0 million of the net operating loss carryforwards is subject to an annual limitation of approximately $878,000 for both federal and state tax purposes. If the Company is able to recognize certain built-in gains in the future the annual utilization rate of the net operation losses would be increased. If the Company were to realize certain built-in losses they would be subject to the annual utilization limitation when recognized. Additional changes in the Company's equity may further limit the utilization of net operating losses.

   A reconciliation of the income tax benefit computed using the U.S. federal statutory rate and the Company's effective tax rate follows:

                                  Year Ended          Three Months
                          ---------------------------    Ended      Year Ended
                          September 30, September 30, December 31, December 31,
                              1997          1998          1998         1999
                          ------------- ------------- ------------ ------------
                                             (in thousands)
Computed expected
 federal tax benefit....    $ (3,248)     $ (11,341)    $ (6,028)   $ (37,316)
State income taxes, net
 of federal benefit.....         161         (1,069)        (591)      (2,629)
Increase in valuation
 allowance..............       2,427         10,306        6,121       33,947
Section 382 net
 operating loss
 limitations............         557          1,457          --           --
Permanent differences...           5            693          521        6,887
Net operating loss
 carryforwards from
 Subsidiaries...........         --             --          (113)        (277)
Deferred tax rate change
 to 35%.................         --             --           --          (648)
Other...................          98            (46)          90           36
                            --------      ---------     --------    ---------
                            $    --       $     --      $    --     $     --
                            ========      =========     ========    =========

                        FIRSTWORLD COMMUNICATIONS, INC.

NOTE 11--BUSINESS SEGMENTS

   The Company operates in the United States of America and conducts transactions through three primary segments: Internet/Data, Web Integration and Other. Senior management evaluates and makes operating decisions about each of these operating segments. The Company does not report assets by business segment and, therefore, asset information is not presented by segment. Inter-segment revenues were not material for any period presented.

   The Company's Internet/Data segment represents the operations of Slip.Net, Sirius, Hypercon, Internet Express, inQuo, Transport Logic and Intelenet. The primary operations of these entities include high-speed Internet access, dedicated access, data center co-location and related equipment sales. The Web integration segment primarily represents Optec's operations and includes activities related to network consulting, design, integration and equipment sales. The selling, general and administrative expenses shown for the Internet/Data and Web Integration segments represent direct costs associated with the segment. These costs include, among other things, office rent, certain sales and support staff housed in the various locations.

   The Other segment includes transactions primarily associated with the Company's operations in Southern California and its corporate headquarters. The Other segment also includes all eliminating intercompany transactions. Direct and indirect costs incurred by the corporate headquarters are not allocated among the business segments. Accordingly, selling, general and administrative expense presented for the Other segment includes, among other items, costs related to selling, marketing, customer care, provisioning, billing and collections, information technology, general management and overhead and other administrative expenses.

             Three Months              Internet/     Web
       Ended December 31, 1998           Data    Integration  Other     Total
-------------------------------------  --------- ----------- --------  --------
                                                   (in thousands)
Revenue:
  Internet services..................   $   --     $   --    $    123  $    123
  Web integration and consulting
   services..........................       --       2,157        128     2,285
  Telephony..........................       --         --         565       565
                                        -------    -------   --------  --------
  Total revenue......................       --       2,157        816     2,973
Gross margin.........................       --         327        (61)      266
Selling, general and administrative..       --         559     10,253    10,812
Deprecation and amortization.........       --          56      1,756     1,812
Interest income......................       --         --       3,227     3,227
Interest expense.....................       --           1      8,599     8,600
                                        -------    -------   --------  --------
Net loss.............................   $   --     $  (289)  $(17,442) $(17,731)
                                        =======    =======   ========  ========

             Year Ended              Internet/     Web
         December 31, 1999             Data    Integration   Other      Total
-----------------------------------  --------- ----------- ---------  ---------
                                                  (in thousands)
Revenue
  Internet services................   $19,040    $   --    $   2,206  $  21,246
  Web integration and consulting
   services........................       --      26,297       2,215     28,512
  Telephony........................       --         --        4,738      4,738
                                      -------    -------   ---------  ---------
  Total revenue....................    19,040     26,297       9,159     54,496
Gross margin.......................    10,676      5,008        (794)    14,890
Selling, general and
 administrative....................    13,308      6,061      47,759     67,128
Deprecation and amortization.......       --         --       23,411     23,411
Interest income....................       --         --        6,960      6,960
Interest expense...................       104        --       37,824     37,928
                                      -------    -------   ---------  ---------
Net loss...........................   $(2,736)   $(1,053)  $(102,828) $(106,617)
                                      =======    =======   =========  =========

                        FIRSTWORLD COMMUNICATIONS, INC.

   Prior to November 24, 1998, when the Company purchased Optec, all of the operations were located in Southern California, with the primary focus on the telephony business. Accordingly, the Company operated in only one segment prior to that date.

NOTE 12 --WARRANTS

   The following table summarizes information about non-employee warrants outstanding at December 31, 1999:

                                                 Outstanding and Exercisable
                                              ----------------------------------
                                              Number as of   Weighted-Average
                                              December 31, Remaining Contractual
   Exercise Prices                                1999         Life (years)
   ---------------                            ------------ ---------------------
   $ .01.....................................   3,713,094           8.3
   $ .50.....................................      29,000           2.1
   $1.80.....................................   2,110,140           2.1
   $3.00.....................................  17,601,830           5.0
   $3.53.....................................     736,564           2.1
   $3.83.....................................     470,092           4.3
   $5.00.....................................     253,118           2.2
   $6.00.....................................     134,689           2.8
                                               ----------
                                               25,048,527           6.4
                                               ==========

   The fair value of the warrants discussed below were determined at their time of grant via application of the Black-Scholes option pricing model, and with respect to those warrants issued in connection with the Senior Notes Debt Offering, based on an independent valuation.

   $.01 Warrants

   In connection with the Senior Notes Debt Offering, which was consummated on April 13, 1998, the Company issued to the initial purchasers of the Senior Notes warrants to purchase 3,713,094 shares of Series B common stock at an exercise price of $0.01 per share. As of December 31, 1999, such warrants are currently exercisable and expire on April 15, 2008. Such warrants contain customary adjustments to protect against dilution, as well as certain additional anti-dilutive adjustments as defined in the warrant agreement. As of December 31, 1999, all of these warrants remain outstanding.

   $.50 Warrants

   During January 1997, the Company issued to certain legal service providers warrants to purchase 19,000 shares of common stock at an exercise price of $.50. Such warrants have terms of five years and contain customary adjustments to protect against dilution. As a result of the equity recapitalization which occurred on December 30, 1997, these warrants are currently exercisable into shares of Series B common stock. As of December 31, 1999, all of these warrants remain outstanding.

   In connection with the private placement of Series C preferred stock referred to above, during January 1997 the Company also issued to certain financial advisors warrants to purchase 15,000 shares of common stock at an exercise price of $.50, which have terms of five years and contain customary adjustments to protect against dilution. During March 1997, 5,000 of the $.50 warrants were exercised for proceeds totaling $2,500. As a result of the equity recapitalization which occurred on December 30, 1997, the remaining outstanding warrants are

                        FIRSTWORLD COMMUNICATIONS, INC.

currently exercisable into shares of Series B common stock. As of December 31, 1999, all of the remaining warrants remain outstanding.

   $1.80 Warrants

   During January 1997, the Company issued a warrant for the purchase of 800,000 shares of common stock to the Sturm Entities for cash proceeds totaling $200,000, which warrant has a term of five years. As issued, the original warrant agreement contained a complex anti-dilution provision pursuant to which the number of underlying common shares and exercise price per common share would have been adjusted based upon the occurrence of certain future events, as defined in the warrant agreement. On December 30, 1997, the warrant agreement was amended whereby the number of shares purchasable under the warrant was set at 2,110,140 shares of Series B common stock with an exercise price of $1.80 per share. This warrant, as amended, remains subject to certain customary adjustments to protect against dilution. As of December 31, 1999, no shares have been issued pursuant to this warrant.

   $3.00 Warrants

   In connection with the April 13, 1998 private placement of Series B common stock, the Company issued warrants for the purchase of 6,666,666 shares of Series B common stock to the investors therein. Such warrants were issued with an exercise price of $3.00 per share, contain customary adjustments to protect against dilution, and may be exercised at any time prior to the first to occur of (i) April 13, 2005; (ii) the merger of the Company with or into another entity in which the shareholders of the Company immediately prior to the merger own less than 50% of the voting securities of the surviving entity immediately following the merger; and (iii) the sale by the Company of all or substantially all of its assets. As of December 31, 1999, all of these warrants remain outstanding.

   In connection with the December 30, 1997 private placement of Series A common stock, the Company issued warrants for the purchase of 10,135,164 shares of Series B common stock to the investors therein. Such warrants were issued with an exercise price of $3.00 per share, contain customary adjustments to protect against dilution, and may be exercised at any time prior to the first to occur of (i) December 30, 2004; (ii) the merger of the Company with or into another entity in which the shareholders of the Company immediately prior to the merger own less than 50% of the voting securities of the surviving entity immediately following the merger; and (iii) the sale by the Company of all or substantially all of its assets. As of December 31, 1999, all of these warrants remain outstanding. Effective February 10, 2000, concurrent with the sale of warrants by ENA and an affiliate of Enron Communications to a third party (Note 1), certain restrictions were put in place with respect to the exercise of a warrant to purchase approximately 375,000 shares, such that the warrant cannot be exercised prior to the earlier of sixty-one days following the close of an initial public offering, or February 15, 2001.

   During January 1997, the Company issued to a lender warrants to purchase 800,000 shares of common stock. Such warrants were issued with an exercise price of $6.00 per share, a term of five years, and contain customary adjustments to protect against dilution, as well as certain additional anti-dilutive adjustments as defined in the warrant agreement. As a result of the capital transaction and the equity recapitalization which occurred on December 30, 1997, these warrants are currently exercisable into 800,000 shares of Series B common stock at an exercise price of $3.00 per share. As of December 31, 1999, all of these warrants remain outstanding. During February 2000, the Company received notice from such lender that they intend to exercise these warrants.

   $3.53 Warrants

   In connection with a private placement of Series C preferred stock in January 1997, the Company issued warrants for the purchase of 520,000 shares of common stock to the investors. Such warrants were issued with an exercise price of $5.00 per share, a term of five years, and contain customary adjustments to protect against dilution, as well as certain additional anti-dilutive adjustments as defined in the warrant agreements. As a result

                        FIRSTWORLD COMMUNICATIONS, INC.

of the capital transactions which occurred on December 30, 1997 and April 13, 1998, such warrants are currently exercisable into 736,564 shares of Series B common stock at an exercise price of $3.53 per share. As of December 31, 1999, all of these warrants remain outstanding.

   $3.83 Warrants

   During August 1997, the Company issued a lender warrants to purchase 300,000 shares of common stock. Such warrants were issued with an exercise price of $6.00 per share, a term of seven years, and contain customary adjustments to protect against dilution, as well as certain additional anti-dilutive adjustments as defined in the warrant agreements. As a result of the capital transaction and the equity recapitalization which occurred on December 30, 1997 and the capital transaction occurring on April 13, 1998, such warrants are currently exercisable into 470,092 shares of Series B common stock at an exercise price of $3.83 per share. As of December 31, 1999, all of these warrants remain outstanding. On February 3, 2000, all such warrants were exercised and accordingly, the Company received $1.8 million in cash.

   $5.00 Warrants

   In connection with the private placement of Series A common stock referred to above, the Company also issued to certain financial advisors warrants to purchase 30,000 shares of Series B common stock at an exercise price of $5.00, all of which have terms of five years and contain customary adjustments to protect against dilution. As of December 31, 1999, all of these warrants remain outstanding.

   During January 1997, the Company issued to certain legal service providers warrants to purchase 5,000 shares of common stock at an exercise price of $5.00. Such warrants have terms of five years and contain customary adjustments to protect against dilution. As a result of the equity recapitalization which occurred on December 30, 1997, these warrants are currently exercisable into shares of Series B common stock. As of December 31, 1999, all of these warrants remain outstanding.

   In connection with the private placement of Series C preferred stock referred to above, during January 1997 the Company also issued to certain financial advisors warrants to purchase 218,118 shares of common stock at an exercise price of $5.00, which have terms of five years and contain customary adjustments to protect against dilution. As a result of the equity recapitalization which occurred on December 30, 1997, the outstanding warrants are currently exercisable into shares of Series B common stock. As of December 31, 1999, all of the remaining warrants remain outstanding.

   $6.00 Warrants

   In connection with the private placement of Series A common stock referred to above, the Company also issued to certain financial advisors warrants to purchase 17,500 of Series B common stock at an exercise price of $6.00, all of which have terms of five years and contain cutomary adjustments to protect against dilution. As of December 31, 1999, all of these warrants remain outstanding.


   During January 1997, the Company issued warrants to purchase 83,400 shares of common stock to certain financial advisors, which warrants have an exercise price of $6.00 and a term of five years. As a result of the equity recapitalization which occurred on December 30, 1997, these warrants are currently exercisable into shares of Series B common stock. As of December 31, 1999, all of these warrants remain outstanding.

                        FIRSTWORLD COMMUNICATIONS, INC.

   During July 1997, warrants to purchase 33,789 shares of common stock were issued to the note holders. Such warrants, which expire in July 2002, have an exercise price of $6.00 per share and contain customary adjustments to protect against dilution. As a result of the equity recapitalization which occurred on December 30, 1997, these warrants are currently exercisable into shares of Series B common stock. As of December 31, 1999, all of these warrants remain outstanding.

Warrants--Other

   As a result of the equity recapitalization which occurred on December 30, 1997, outstanding warrants to purchase 139,494 shares of Series B preferred stock and 122,828 and 16,666 warrants issued during April 1994 and July 1994, respectively, have been exercised into shares of Series B common stock. During the year ended December 31, 1999, 109,495 shares of Series B Common Stock were issued pursuant to warrants exercised for total proceeds of $152,000 and 29,999 warrants expired.

NOTE 13--EMPLOYEE BENEFIT PLANS

401(k) Plans

   The Company has several 401(k) plans due to its various acquisitions. Effective January 1, 2000, the plans associated with the acquisitions were merged with the FirstWorld Communications, Inc. 401(k) Retirement Plan ("401(k) Plan"). This 401(k) Plan was adopted on November 1, 1998, pursuant to which eligible employees may elect to defer up to 20% of their compensation into the 401(k) Plan up to a maximum allowable, as determined by the Internal Revenue Service. The 401(k) Plan also stipulates that the Company may provide discretionary matching contributions to the participants of the 401(k) Plan, which matching contributions would be allocated to the participants as of December 31 of each 401(k) Plan year and would vest to the participants at the rate of 25% per year of service. All administrative expenses of the 401(k) Plan will be borne by the Company. On December 13, 1999, the Board approved a matching contribution in cash in the amount equal to 50% of each eligible participants contribution to the 401(k) Plan, up to a maximum contribution of 6% of the participant eligible compensation for the 1999 plan year. The Company recorded a selling, general and administrative expense of approximately $400,000 associated with the match for the year ended December 31, 1999. Matching contributions in future plan years will be made at the discretion of the Board.

The Bonus Program

   The Quarterly Bonus Program of the Company (the "Bonus Program") was adopted by the Board on May 3, 1999, and amended by the Board in December 1999, and also approved by the Company's stockholders at the Company's 1999 Annual Meeting of Stockholders held on June 3, 1999. The Bonus Program is intended to incentivize both individual productivity and employee retention. A bonus paid out to each eligible employee in the Bonus Program is based in part on the productivity of that participant's profit and loss center and in part on that participant's individual performance. Certain executive officers may elect to receive shares, in lieu of a cash bonus payment under the Bonus Program. An aggregate of 200,000 Shares will be available for issuance under the Bonus Program. As of December 31, 1999, the Company has issued 14,116 shares associated with the Bonus Program. The compensation expense associated with the issuance of these shares was calculated based on the fair value of the shares at the time of issuance. The Company incurred expenses related to the Bonus Program

                        FIRSTWORLD COMMUNICATIONS, INC.

of approximately $3.2 million for the year ended December 31, 1999. Such costs are reflected in selling, general and administrative expenses in the consolidated statement of income.

1999 Equity Incentive Plan

   The 1999 Equity Incentive Plan (the "Incentive Plan") was adopted by the Board on March 8, 1999, and approved by the Company's stockholders at the Company's 1999 Annual Meeting of Stockholders held on June 3, 1999. The principal purposes of the Incentive Plan are to provide incentives for key employees and consultants of the Company through granting of options and stock appreciation rights ("SARs"). Unless the Board determines otherwise, payment upon the exercise of any options or SARs must be made in cash at the time of exercise. Options granted under the plan are non-transferable and expire 90 days after an employee or consultant relationship with the Company is terminated. Options generally vest over a period of not more than 4 years, and expire 5 or 7 years after the grant date, based on compliance with certain securities laws. As of December 31, 1999, options covering an aggregate of 4,261,825 shares of the Company's Series B common stock, at exercise prices ranging from $6.00 to $7.50, were outstanding under the Incentive Plan. Included in the 4,261,825 options as of December 31, 1999, were outstanding SARs covering an aggregate of 968,325 shares of the Company's Series B common stock and 738,175 shares remained available for future grant under the Incentive Plan. The Incentive Plan terminates automatically on March 8, 2004, unless terminated sooner. The aggregate number of shares of Series B common stock of the Company or the equivalent in other equity securities that may be issued upon exercise of options may not exceed 5,000,000.

1999 Employee Stock Purchase Plan

   In December 1999 the Board adopted the 1999 Employee Stock Purchase Plan covering an aggregate of 1,000,000 shares of common stock. The 1999 Employee Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code. Under the 1999 Employee Stock Purchase Plan, the Board may authorize participation by eligible employees, including officers, in periodic offerings following the adoption of the 1999 Employee Stock Purchase Plan. The 1999 Employee Stock Purchase Plan is administered by the Board or a committee authorized by the Board to act on its behalf. The 1999 Employee Stock Purchase Plan will terminate at the direction of the Board or when all of the shares reserved for issuance have been purchased.

1998 Stock Purchase Plan

   Under the Company's 1998 Stock Purchase Plan (the "Stock Purchase Plan") the Company is authorized to issue rights to purchase up to 500,000 shares of its Series B common stock to employees. Administration of the Stock Purchase Plan has been delegated to the compensation committee of the Board, subject to certain limitations. That committee may determine to whom purchase rights are to be granted, the number of such rights to be granted, the price per share of the purchase rights and the time limit for exercise of the purchase rights. Shares granted under the Stock Purchase Plan may be purchased using a promissory note for up to 50% of the purchase price of the stock. If the purchaser elects to use a promissory note as any part of the purchase price, the shares purchased must be pledged to secure that note. Unless the compensation committee determines otherwise, shares purchased through the Stock Purchase Plan shall be subject to a right of repurchase on behalf of the Company. The right of repurchase must lapse not more slowly than 20% per year. In September 1998, the Company offered rights to purchase an aggregate of 300,000 shares of Series B common stock to 17 employees. Prior to the stated expiration of the stock purchase rights in November 1998, five employees purchased 42,250 shares of Series B common stock at a price of $4.50 per share. No stock purchase rights have been granted under

                        FIRSTWORLD COMMUNICATIONS, INC.

the Stock Purchase Plan since September 1998. The Stock Purchase Plan terminates automatically on September 18, 2008 unless it is terminated sooner.

1997 Stock Option Plan

   Under the SpectraNet International 1997 Stock Plan the Company is authorized to issue an aggregate of 1,500,000 options to purchase Series B common stock. The 1997 Stock Option Plan provides for the grants of incentive stock options ("ISOs") and nonqualified stock options and the award of stock purchase rights. Subject to the terms and conditions of the 1997 Stock Option Plan and applicable law, the Board or a duly appointed committee of the Board has the authority to determine, among other things, which employees, directors or consultants should be awarded options, the type of options to be awarded, the number of shares covered by option awards, the exercise price applicable to options awarded and the vesting schedule of such options. Options awarded under the 1997 Stock Option Plan are nontransferable and generally expire ten years from the date of grant. Unless otherwise indicated in the applicable stock option agreement, the vested portion of options awarded pursuant to the 1997 Stock Option Plan generally remain exercisable for three months after the termination of the optionee's service with the Company. However, if the optionee's service with the Company ends because of death or disability, unless otherwise indicated in the Stock Option Agreement, the optionee has 12 months to exercise the vested portion of his or her options. As of December 31, 1999, options to purchase an aggregate of 587,407 shares of Series B common stock at exercise prices ranging from $3.00 to $7.50 were outstanding under the 1997 Stock Option Plan.

1995 Stock Option Plan

   Under the SpectraNet International 1995 Incentive Stock Option Plan the Company is authorized to issue ISOs to acquire up to an aggregate of 1,500,000 shares of Series B common stock. Subject to the limitations set forth in the 1995 Stock Option Plan, the Board or a committee thereof comprised of at least three directors has the authority, subject to certain limitations, to select the employees of the Company to whom grants are made, to designate the number of shares to be covered by each option, to establish vesting schedules, and to specify other terms of the options. Generally, options vest over a four and one half-year period and expire ten years from the date of grant. Options granted under the 1995 Stock Option Plan are nontransferable and expire 90 days after the termination of an optionee's employment with the Company, unless such optionee's service with the Company is terminated by death or disability, in which case the options expire six months and one year, respectively, after the optionee's employment with the Company is terminated. As of December 31, 1999, options to purchase an aggregate of 60,800 shares of Series B common stock at prices ranging from $.25 to $4.50 were outstanding under the 1995 Stock Option Plan.

                        FIRSTWORLD COMMUNICATIONS, INC.

   Stock option, SARs, and stock purchase right transactions beginning October 1, 1996 through the year ended December 31, 1999, all of which relate to employee transactions, are summarized as follows:

                                     Weighted-           Weighted  Stock    Weighted-
                                      Average   Stock    Average   Appre-    Average
                            Stock    Exercise  Purchase  Exercise ciation   Exercise
                           Options     Price    Rights    Price    Rights     Price
                          ---------  --------- --------  -------- --------  ---------
Outstanding at October
 1, 1996................    790,000    $ .18        --      --         --       --
  Granted...............    489,400    $ .82        --      --         --       --
  Exercised.............   (101,900)   $ .22        --      --         --       --
  Forfeited.............   (138,700)   $ .48        --      --         --       --
                          ---------    -----   --------   -----   --------    -----
Outstanding at September
 30, 1997...............  1,038,800    $ .44        --      --         --       --
  Granted...............  1,420,766    $3.71    300,000   $4.50        --       --
  Exercised.............   (350,517)   $ .35        --      --         --       --
  Forfeited.............    (75,854)   $2.44        --      --         --       --
                          ---------    -----   --------   -----   --------    -----
Outstanding at September
 30, 1998...............  2,033,195    $2.66    300,000   $4.50        --       --
  Granted...............  3,173,275    $5.96        --      --     168,550    $6.75
  Exercised.............   (166,000)   $ .20    (42,250)  $4.50        --       --
  Forfeited.............   (268,017)   $3.82   (257,750)  $4.50        --       --
                          ---------    -----   --------   -----   --------    -----
Outstanding at December
 31, 1998...............  4,772,453    $4.88        --      --     168,550    $6.75
  Granted...............  3,158,290    $6.20        --      --     999,125    $7.24
  Exercised.............   (601,399)   $1.52        --      --         --       --
  Forfeited.............   (582,637)   $3.16        --      --    (199,350)   $6.81
                          ---------    -----   --------   -----   --------    -----
Outstanding at December
 31, 1999...............  6,746,707    $6.29        --      --     968,325    $7.32
                          =========    =====   ========   =====   ========    =====

   The following table summarizes information about stock options and stock appreciation rights outstanding as of December 31, 1999:

                                     Outstanding                  Exercisable
                          ---------------------------------- ----------------------
                                        Weighted-
                                         Average
                                        Remaining  Weighted-              Weighted-
                          Number as of Contractual  Average  Number as of  Average
                          December 31,    Life     Exercise  December 31, Exercise
Range of Exercise Prices      1999       (years)     Price       1999       Price
------------------------  ------------ ----------- --------- ------------ ---------
      $       .25               2,000      5.9       $ .25           --     $ .00
      $       .50              30,500      4.9       $ .50        23,800    $ .50
      $      3.00             282,582      7.9       $3.00       224,408    $3.00
      $      4.50             323,125      8.8       $4.50       118,320    $4.50
      $ 6.00-7.50           7,076,825      6.5       $6.68     2,180,174    $6.00
                           ----------                         ----------
                            7,715,032      6.4       $6.42     2,546,702    $5.61
                           ==========                         ==========

                        FIRSTWORLD COMMUNICATIONS, INC.

   The Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method and provides pro forma disclosures of net loss as if the fair value method had been applied in measuring compensation expense. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value method at the grant dates for awards under this plan consistent with the method prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's net loss would have been increased to the pro forma amounts indicated below:

                                         Year Ended
                            ------------------------------------- Three Months Ended    Year Ended
                            September 30, 1997 September 30, 1998 December 31, 1998  December 31, 1999
                            ------------------ ------------------ ------------------ -----------------
                                                (in thousands, except share data)
   Net loss:
     As reported...........       $9,553            $33,356            $17,731           $106,617
     Pro forma.............       $9,557            $33,515            $17,883           $107,765
   Net loss per share:
     As adjusted...........         2.98               1.81               0.68               3.83
     Pro forma.............         2.98               1.82               0.68               3.88

   The fair value of each option and stock purchase right grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during the years ended September 30, 1997 and 1998, the three months ended December 31, 1998 and the year ended December 31, 1999: dividend yield of 0.0% for all periods; volatility of 45% for all periods; risk-free interest rates of 6.07%, 5.88%, 4.53% and 5.53%, respectively; and an expected life of 5.0 years for all periods, except with respect to stock purchase rights granted during the year ended September 30, 1998, which rights have a term of 10 years. The weighted average fair value of options and stock purchase rights granted during the years ended September 30, 1997 and 1998, three months ended December 31, 1998 and the year ended December 31,1999 was approximately $.09, $.57, $4.94 and $7.00, respectively.

NOTE 14--LEGAL PROCEEDINGS

City of Anaheim

   On May 13, 1999, the City filed a lawsuit in Orange County Superior Court, Case Number 809281, against FirstWorld and FirstWorld Anaheim (collectively "FirstWorld Parties"). The City alleged that the FirstWorld Parties repudiated their contractual obligations under the Universal Telecommunications System Participation Agreement (the "Participation Agreement"), the Agreement for Use of Operating Property (the "Operating Property Agreement") and the Development Fee Agreement (the "Development Agreement," and together with the Participation Agreement and the Operating Property Agreement, the "UTS Agreements"). In addition, the City alleged, among other things, that the FirstWorld Parties materially breached their obligations under the UTS Agreements by: (i) failing to commence construction of a demonstration center in downtown Anaheim and that the FirstWorld Parties would not commence operation of this downtown demonstration center by June 30, 1999 under the UTS Agreements; (ii) failing to provide verification that Substantial Completion of Phase I, as each such term is defined in the UTS Agreements, had been achieved; (iii) failing to provide a "Subsequent Implementation Program" (as defined in the UTS Agreements); (iv) failing to comply with various auditing procedures in the UTS Agreements; and (v) failing to make a quarterly payment due under the Participation Agreement. The City alleged that it is entitled to damages in excess of $45.0 million as well as costs, pre-judgment interest and such other relief as the Court deems proper. The City also sought specific performance compelling FirstWorld Parties to completely perform certain obligations under the UTS Agreements.

   In response to the lawsuit, the FirstWorld Parties filed a Motion to Compel Arbitration. The Court granted the FirstWorld Parties' Motion on September 16, 1999. On October 6, 1999, the Court entered a written Order finding that there is a valid arbitration provision in the agreements and that the City had not established that the FirstWorld Parties unequivocally repudiated the UTS Agreements. The court action has been stayed pending

                        FIRSTWORLD COMMUNICATIONS, INC.

completion of the arbitration. On January 7, 2000, the City gave notice of a dispute under the Participation Agreement and initiated arbitration against the Company and FWA with respect to the following alleged disputes: (i) the City seeks a declaration and order that the FirstWorld Parties are obligated to make all payments to the City pursuant to section 6.2 of the Participation Agreement and that all sums shall be paid forthwith, plus interest, as provided in the Participation Agreement; (ii) the City seeks an award from the FirstWorld Parties in the amount of $145,000, corresponding to the amount withheld by the FirstWorld Parties for certain maintenance and repair expenses charged to the City; (iii) in addition to damages, the City seeks a declaration and order to the effect that the City is entitled to conduct a full and complete audit of the FirstWorld Parties' books and records and a declaration and order to the effect that the FirstWorld Parties have failed to fulfill their obligations to disclose information and cooperate with the City in connection with the Annual Operations Audit and the Annual Compliance Audit provided for in the UTS Agreements; (iv) in addition to damages, the City seeks a declaration and order to the effect that the FirstWorld Parties specifically perform pursuant to the Participation Agreement with respect to building a fully operational Demonstration Center within a specified region of the City. The City seeks such additional relief as is appropriate, including attorneys fees and costs. The notice also identified the City's appointed arbitrator. On January 27, 2000, the FirstWorld Parties delivered their response identifying their appointed arbitrator and, in addition to the issues raised by the City, identiying an additional matter for the arbitration relating to restitution of certain City employee reimbursements not properly earned under the Participation Agreement. The two party appointed arbitrators are to meet to select a third arbitrator. The Company believes that the FirstWorld Parties are not in breach as alleged and intends to vigorously defend the City's allegations; however, there can be no assurance that an unfavorable outcome of this dispute would not have a material adverse effect on the Company's results of operations, liquidity or financial position.

   Dina Partners L.P.

   On October 16, 1998, the Company filed a declaratory relief action in San Diego Superior Court, asking the Court to find that the Company was not obligated to offer stock to Dina Partners, L.P. ("Dina") in connection with the December 30, 1997 equity investment by the Sturm Entities and ENA. On September 3, 1999, the lawsuit was dismissed with prejudice. The Company did not contribute any consideration to the settlement.

   Prior to the dismissal of the lawsuit, certain shareholders of the Company agreed to sell certain securities to Dina. In accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 79, the Company recorded a capital contribution and corresponding one-time, non-cash charge during the year ended December 31, 1999 in connection with this transaction in the amount of $1.9 million.

Other

   The Company is engaged in other legal matters arising in the ordinary course of its business and believes that the outcome of these actions will not have a material adverse effect on its results of operations, liquidity or financial positions.

NOTE 15--SUBSEQUENT EVENTS

   Private Placements. In February 2000, the Company entered into four definitive private placement agreements (the "Private Placements"). The closing of the Private Placements is contingent upon and will not be effective until the closing of an initial public offering. If the private placements close, they will result in proceeds of approximately $91.5 million. The number of shares purchased will be based upon the initial public offering price, less 7%, which represents the underwriters' discount. In connection with one of the private placements, the Company has also agreed to issue a warrant to purchase Series B Common Shares equal to 75% of the shares purchased by such investor. The warrant will have a five year term and an exercise price equal to 125% of the initial public offering price.

   In the event that these transactions are consummated the Company anticipates that a non-cash charge of approximately $7.0 million will be recorded. This charge will be equal to the difference between the gross public offering price per share and the price per share paid in the Private Placements, times the number of shares sold in the Private Placements. In addition, the Company anticipates that a deferred charge of approximately $2.4 million will be recorded in connection with a business relationship entered into concurrently with one of the Private Placements. Such deferred charge would be amortized to earnings over the duration of the business relationship.

   December 2, 1999 equity investment agreement. On February 7, 2000, the Company's cash, cash equivalents and marketable securities position fell below $20.0 million and as a result the Company gave notice to require the Sturm Entity to purchase $25.0 million of Series B common stock. The Company received the funds and paid the related commitment fee of $5.0 million on February 10, 2000.

   FastLane Communications. On January 14, 2000, the Company purchased certain equipment and intangible assets of FastLane Communications, Inc., an Internet service provider and consultant in the Dallas/Fort Worth, Texas market for a total cash consideration of $2.4 million.

NOTE 16--SUBSEQUENT EVENT (UNAUDITED)

   In February and March of 2000, the shareholders from whom we purchased the stock of Oregon Professional Services, Inc., doing business as Transport Logic, filed lawsuits in the Circuit Court of Oregon for the County of Multnomah, asserting claims for mandatory injunctive relief and estoppel. They assert, based on a claim of misrepresentation, that they are entitled to an additional 326,778 shares of Series B Common Stock. Although litigation is inherently uncertain and there can be no assurance of the ultimate outcome of the matters, we believe we have meritorious defenses to the claims and intend to vigorously defend the actions. We cannot presently determine what impact, if any, the outcome of this matter will have on our financial position, results of operations or liquidity.

   In connection with our grants of options during the first quarter of 2000 and stock appreciation rights outstanding as of December 31, 1999 and granted during the first quarter of 2000, we may be required to record material non-cash compensation charges beginning in the first fiscal quarter of 2000 resulting from the difference between the exercise price of these options and stock appreciation rights and the offering price in a potential public offering. Such charges will be amortized over the vesting periods of such options and stock appreciation rights, typically four years.

                        FIRSTWORLD COMMUNICATIONS, INC.

                CONSOLIDATED STATEMENT OF OPERATIONS (Unaudited)
                       (in thousands, except share data)

                                                                    Three Months
                                                                       Ended
                                                                    December 31,
                                                                        1997
                                                                    ------------
Revenue:
  Internet services................................................  $     --
  Web integration and consulting services..........................        --
  Telephony services...............................................        114
                                                                     ---------
    Total revenue..................................................        114
                                                                     ---------
Cost and expenses:
  Network and service costs........................................        144
  Selling, general and administrative expenses.....................      2,248
  Depreciation and amortization....................................        478
                                                                     ---------
    Total costs and expenses.......................................      2,870
                                                                     ---------
Loss from operations...............................................     (2,756)
Other income (expense):
  Interest income..................................................          7
  Interest expense.................................................     (1,349)
                                                                     ---------
    Total other expense............................................     (1,342)
                                                                     ---------
Net loss...........................................................  $  (4,098)
                                                                     =========
Basic and diluted loss per common share............................  $   (1.25)
                                                                     =========
Weighted average shares outstanding--basic and diluted.............  3,265,567
                                                                     =========



                See notes to consolidated financial statements.

                        FIRSTWORLD COMMUNICATIONS, INC.

      CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT) (Unaudited)

                       (in thousands, except share data)


                                   Series A           Series B
                                 Common Stock       Common Stock    Additional
                              ------------------ ------------------  Paid-in
                                Shares   Amount    Shares   Amount   Capital
                              ---------- ------- ---------- ------- ----------
Balance at October 1, 1997...        --  $   --         --  $   --     $--
Exercise of options to
 purchase common stock--
 October 1997 to December
 1997........................        --      --         --      --      --
Issuance of Series A common
 stock with warrants to
 purchase 10,135,164 shares
 of Series B common stock--
 December 30, 1997........... 10,135,164  20,778        --      --      --
Conversion of Series C
 preferred stock, Series B
 preferred stock, Series A
 preferred stock and common
 stock to Series B common
 stock--December 30, 1997; as
 follows:
Series C preferred stock;
 conversion ratio of 1.39:1,
 including anti-dilutive
 adjustments.................        --      --   3,621,120  12,279     --
Series B preferred stock and
 common stock; conversion
 ratio of 1:1................        --      --   5,545,638   3,486     --
Series A preferred stock;
 conversion ratio of 1:10....        --      --      11,867     395     --
Net loss for the three-month
 period ended December 31,
 1997........................        --      --         --      --      --
                              ---------- ------- ---------- -------    ----
Balance at December 31,
 1997........................ 10,135,164 $20,778 $9,178,625 $16,160    $--
                              ========== ======= ========== =======    ====

                                                       See notes to consolidated

     Series C               Series B            Series A                                                  Deficit
    Convertible           Convertible         Convertible                                               Accumulated     Total
  Preferred Stock       Preferred Stock     Preferred Stock      Common Stock                             During    Shareholders'
---------------------  -------------------  -----------------  ------------------           Shareholder Development    Equity
  Shares      Amount     Shares    Amount    Shares    Amount    Shares    Amount  Warrants Receivables    Stage      (Deficit)
  ------     --------  ----------  -------  ---------  ------  ----------  ------  -------- ----------- ----------- -------------
 2,600,000   $ 12,279   2,016,638  $ 3,670    118,667  $ 395    3,262,900  $(227)  $ 1,001   $    (97)   $(14,757)     $ 2,264
       --         --          --       --         --     --       266,100     43       --         --          --            43
       --         --          --       --         --     --           --     --      9,628    (30,000)        --           406
(2,600,000)   (12,279)        --       --         --     --           --     --        --         --          --           --
       --         --   (2,016,638)  (3,670)       --     --    (3,529,000)   184       --         --          --           --
       --         --          --       --    (118,667)  (395)         --     --        --         --          --           --
       --         --          --       --         --     --           --     --        --         --       (4,098)      (4,098)
----------   --------  ----------  -------  ---------  -----   ----------  -----   -------   --------    --------      -------
       --    $    --          --   $   --         --   $ --           --   $ --    $10,629   $(30,097)   $(18,855)     $(1,385)
==========   ========  ==========  =======  =========  =====   ==========  =====   =======   ========    ========      =======

financial statements.

                        FIRSTWORLD COMMUNICATIONS, INC.

                CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)
                                 (in thousands)

                                                                   Three Months
                                                                      Ended
                                                                   December 31,
                                                                       1997
                                                                   ------------
Cash flows from operating activities:
 Net loss.........................................................   $(4,098)
 Adjustments to reconcile net loss to net cash provided (used) by operating activities:
 Depreciation and amortization expense............................       478
 Amortization of deferred financing costs.........................       358
 Accretion of senior notes........................................       120
 Non-cash interest expense........................................       293
 Extraordinary loss on extinguishment of debt.....................
 Changes in assets and liabilities, net of effects of
  acquisitions:
  Accounts receivable.............................................        (3)
  Other assets....................................................       (17)
  Accounts payable and other liabilities..........................     1,752
                                                                     -------
   Net cash used by operating activities..........................    (1,117)
                                                                     -------
Cash flows from investing activities:
 Purchase of property and equipment...............................    (2,490)
                                                                     -------
   Net cash used by investing activities..........................    (2,490)
                                                                     -------
Cash flows from financing activities:
 Proceeds from issuance of Series B Common Stock and related
  warrants........................................................        43
 Principal payments on debt and capital leases....................       (70)
 Proceeds from short-term borrowings and related warrants.........     3,370
 Principal payments on borrowings.................................       (52)
                                                                     -------
   Net cash provided by financing activities......................     3,291
                                                                     -------
Net decrease in cash and cash equivalents.........................      (316)
Cash and cash equivalents, beginning of period....................       536
                                                                     -------
Cash and cash equivalents, end of period..........................   $   220
                                                                     =======

                See notes to consolidated financial statements.

                        FIRSTWORLD COMMUNICATIONS, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

NOTE 1--BASIS OF PRESENTATION

   The consolidated financial statements include the accounts of FirstWorld Communications, Inc. ("FirstWorld") and its wholly owned subsidiaries (collectively, the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation.

   In the opinion of management, the accompanying consolidated financial statements include all adjustments (consisting of normal recurring items) necessary for a fair presentation of results for the interim periods presented for the Company. The results of operations for any interim period are not necessarily indicative of results for the full year. The consolidated financial statements and footnote disclosures should be read in conjunction with the audited consolidated financial statements and related notes thereto included elsewhere in this prospectus.

NOTE 2--EARNINGS PER SHARE

   The Company calculates net loss per share in accordance with SFAS No. 128, "Earnings Per Share." In accordance with SFAS No. 128, basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined in the same manner as basic earnings per share except that the number of shares is increased assuming exercise of dilutive stock options, purchase rights and warrants using the treasury stock method and conversion of the Company's convertible preferred stock using the if-converted method.

                                                                Three Months
                                                                    Ended
                                                              December 31, 1997
                                                              -----------------
Potential Common Shares Underlying:
Options......................................................        98,388
Purchase rights..............................................           --
Warrants.....................................................    14,421,605
Convertible Preferred Series A...............................        11,867 (A)
Convertible Preferred Series B...............................     2,016,638 (B)
Convertible Preferred Series C...............................     3,621,120 (C)
                                                                 ----------
                                                                 20,169,618
                                                                 ==========

(A) 118,667 Series A preferred shares at December 31, 1997 converted at a ratio of 1:10.
(B) 2,016,638 Series B preferred shares at December 31, 1997 converted at a ratio of 1:1.
(C) 2,600,000 Series C preferred shares at December 30, 1997 converted at a ratio of approximately 1.39:1.

NOTE 3--OTHER MATTERS

   The Company is engaged in other legal matters arising in the ordinary course of its business and believes that the outcome of these actions will not have a material adverse effect on its results of operations, liquidity or financial position.

                       [Description of inside back cover]

[Graphic entitled FirstWorld Internet Data Center, depicting our data center architecture including:

 .Redundant Infrastructure;

 .Gateway/Network platforms;

 .Customer Co-location Cabinets;

 .Access platform;

 .Operations Center;

 .Managed servers; and

 .Customer co-location Suites.]

                               [FirstWorld Logo]

                               10,000,000 Shares


                    [FIRSTWORLD COMMUNICATIONS, INC. LOGO]


                        FirstWorld Communications, Inc.

                             Series B Common Stock


                                 -------------

                                   PROSPECTUS
                                 March 7, 2000

                                 -------------


                                Lehman Brothers

                            Bear, Stearns & Co. Inc.

                           Deutsche Banc Alex. Brown

                            PaineWebber Incorporated

                            Fidelity Capital Markets
             a division of National Financial Services Corporation